ADB

ASIAN DEVELOPMENT BANK

ANNUAL REPORT 2024

HALO

Solving Complex Challenges Together

CONTENTS

PRESIDENT'S MESSAGE	2

BOARD OF DIRECTORS	4

FINANCIAL HIGHLIGHTS	6

1	10

2		20
	Central and West Asia	20
	East Asia	26
	Pacific	32
	South Asia	38
	Southeast Asia	44

3	50

APPENDIXES	58

ASIAN DEVELOPMENT BANK
ANNUAL
REPORT
2 0 2 4

Solving Complex
Challenges Together

PRESIDENT’S MESSAGE

I am pleased to share this message as I begin my tenure as President of the Asian Development Bank (ADB). As many of our developing membercountries (DMCs) navigate mounting economic, social, and environmental challenges, ADB remainssteadfast in its mission to improve lives, strengthen resilience, and promote sustainable development and economic growth. This Annual Report presents a summary of the bank’s operational, institutional, and financial highlights in 2024.

Development challenges in Asia and the Pacific are becoming more complex. Many DMCs face large shortfalls in infrastructure, inadequate public services, weak policy environments, and high levels of public debt. A rapidly shifting geopolitical landscape and the damaging impacts of more frequent and extreme weather events further threaten the region’s socioeconomic progress.

To tackle these challenges with maximum impact, ADB is evolving into a bigger, better, and more effective development bank. In 2024, we updated our corporate strategy, creating an ambitious new road map through to 2030 that sharpens our focus on the region’s most pressing development issues. To ensure we stay firmly on track, we adopted a new corporate results framework with ambitious performance targets.

Our recent capital management reforms are a cornerstone of ADB’s evolution and have unlocked an extra $10 billion a year in lending capacity, without any additional cost to our shareholders. This will enable us to scale up our operations by 50% over the next decade and meet growing DMC demand for assistance. In 2024, our commitments—comprising loans, grants, equity investments, guarantees, and technical assistance— increased to $24.3 billion. Of this amount, $4.8 billion was for nonsovereign projects and programs, up 28.5%
from the previous year. In collaboration with our partners, we mobilized an additional $14.9 billion in cofinancing, amplifying the scale and impact of our operations.

Supporting a vibrant and competitive private sector that generates more and better-quality jobs remained a central pillar of our approach. In 2024, we committed a strong suite of 58 private sector projects and utilized policy-based loans, technical assistance, and knowledge services to bolster the role of private enterprises in driving sustainable and inclusive growth. By collaborating with governments, financial institutions, and investors, we are supporting enabling business environments, deepening capital markets, and fostering trade.

Throughout the year, our investments helped DMCs improve the delivery of basic services in education, health, and social protection. We provided extensive financing for infrastructure, especially for more affordable, reliable, and clean energy and transport, which are crucial for poverty reduction.

Our financial and knowledge support is helping put in place more productive and resilient food production systems. Notably, we launched the Glaciers to Farms initiative to promote sustainable water use and food security in Central and West Asia and help mitigate the accelerating impacts of glacial melt. We also increased our efforts to reverse environmental degradation and biodiversity loss, including investments to create healthier oceans and the launch of our Environment Action Plan, 2024–2030.

Our largest source of grant financing is the Asian Development Fund (ADF). In 2024, we committed $1.1 billion from the ADF to provide critical support for DMCs most in need, including small island developing states and those classified as fragile and conflict-affected situations. Thanks to the unwavering support of our donors, we achieved a record $5 billion for the 13th replenishment of the ADF, securing substantial resources for our poorest and most vulnerable DMCs through to 2028.

We continue to prioritize timely support to help DMCs cope with disasters, including those triggered by extreme weather events. During the year, we provided vital assistance for Vietnamese communities in the aftermath of Typhoon Yagi, shored up Vanuatu’s relief efforts following a damaging earthquake, and alleviated the impacts of an extreme winter on pastoral families in Mongolia. We also replenished funding for our Pacific Disaster Resilience Program.

Accelerating action on improving the lives of women and girls is also essential for achieving inclusive and resilient development. In 2024, all our committed operations contributed to this objective, and included investments designed to foster women’s entrepreneurship, provide quality jobs, and bolster access to finance. New ADB- financed projects will also significantly expand and improve their educational and health outcomes.

2	ANNUAL REPORT 2024

We also supported our DMCs to implement critical policy and institutional reforms to improve public financial management, address fiscal risks, and promote social and economic development through better domestic resource mobilization and budgeting.

Across our operations, ADB collaborated with development partners and governments to enhance DMC knowledge and capacity to develop promising solutions for complex development challenges.
Throughout the year, we hosted policy dialogues, training programs, and other events, and conducted high-quality research, on diverse topics such as digital transformation, food security, and governance.

The strong program ADB delivered in 2024 was made possible by the ongoing support of our donors and bilateral and multilateral partners, and for this I am deeply grateful. I also extend my appreciation to the ADB Board of Directors for its guidance, including on the institutional reforms that are reshaping ADB to become an even better development institution. The full implementation of our 2024 commitments will require the continuous engagement and guidance from our Board of Directors and Board of Governors to maintain alignment with strategic priorities and to reflect the views of our shareholders. I also thank ADB Staff, contractors, and consultants for their continued dedication to our mission.

Looking ahead, our region faces many complex challenges that demand bold ideas and decisive action. We must see these as opportunities to improve, and we must unleash the potential of creative solutions and harness the dynamism of the private sector. To serve our DMC clients well, ADB will need to take more risks and become more proactive. As the region’s trusted and long-standing development partner, ADB will step up to deliver results for poor and vulnerable people, and to protect the ecosystems they depend on.

MASATO KANDA
President and Chairperson
of the Board of Directors

Left to right: Vice-Presidents Bruce Gosper, Roberta Casali, Fatima Yasmin, Scott Morris, Bhargav Dasgupta, Yingming Yang; The Secretary
Asel Djusupbekova.

PRESIDENT'S MESSAGE	3

BOARD OF DIRECTORS

The Board approved 151 new projects, programs, and financing facilities in 2024, up from 133 the previous year. This higher number of approvals was made possible by updates in 2023 to ADB’s Capital Adequacy Framework (CAF), which significantly increased lending capacity for the bank. Working closely with ADB Management, major milestones were achieved to maximize support for the bank’s developing member countries (DMCs) and expand operations across the Asia and Pacific region.

Highlights of the Board’s decisions included approval of ADB’s Strategy 2030 Midterm Review, which provides an ambitious new road map for tackling the region’s complex development challenges. The Board also approved a new Corporate Results Framework for 2025–2030, which will enable the bank to better assess and manage its performance. The Board approved the Environmental and Social Framework, which features stronger protections for people and the environment while enhancing risk management for projects.

The Board also approved a review to expand the use of local currency lending for DMCs as well as a paper on enhancing engagement between the Board and ADB Management to deliver stronger results for DMCs.

Partnerships and Dialogue
Part of the Board’s function is to strengthen partnerships and promote dialogue with DMCs. In 2024, there were Board Group Visits to Cambodia, Fiji, Kiribati, Pakistan, Tajikistan, Tonga, and Viet Nam along with a Board Familiarization Visit to Siargao in the Philippines. These visits involved tours of ADB project sites and meetings with government officials, project beneficiaries, civil society organizations, and private sector representatives.

Committee and Working Group Highlights
Directors serve on committees and working groups that monitor and guide ADB’s operations and provide recommendations to ADB Management.

The Audit and Risk Committee discussed the CAF review and the bank’s Charter lending limits, ensuring the recommendations of the Group of Twenty (G20) on multilateral development banks’ CAFs are incorporated. The committee also continued to monitor the implementation of ADB’s new operating model from a risk perspective, further discussed the review of ADB’s policy architecture, and assessed the associated risks of generative artificial intelligence.

The Budget Review Committee discussed ADB’s 2024 budget utilization, the proposed 2025 budget, and the Work Program and Budget Framework, 2025–2027.
The committee also discussed the internal review of ADB’s Digital Agenda 2030 and reviewed the bank’s capital expenditure pipelines for 2025–2027.

The Compliance Review Committee used ADB’s Accountability Mechanism to assess the need for action in addressing complaints from stakeholders. The committee assessed four eligibility reports on complaints (two in Pakistan and one each in India and the Philippines) and agreed with the conclusions of ADB’s independent Compliance Review Panel that the complaints were

4	ANNUAL REPORT 2024

ADB Board of Directors as of 31 December 2024. Front, left to right: Directors Vikas Sheel, Bertrand Furno, Made Arya Wijaya, Rachel Thompson, Sangmin Ryu, Weihua Liu, President and Chairperson of the Board Masatsugu Asakawa, Directors Chantale Y. Wong, Donald Bobiash, Justine Diokno Sicat, Shigeo Shimizu, Supak Chaiyawan, Helmut Fischer. Back, left to right: Alternate Directors Ludivine Halbrecq, Llewellyn Roberts, Lisa Wright, Damien Horiambe, Shu Zhan, Moushumi Khan, Maja Sverdrup, Noor Ahmed, Keiko Takahashi, Nurussa’adah Muharram, Shantanu Mitra.

Inset photo: Alternate Director Nim Dorji.

ineligible for compliance review. It guided the creation of a joint Board and Management working group to lead the formal review of ADB’s 2012 Accountability Mechanism Policy and recommended the appointment of a new Chair for the Compliance Review Panel for the Board’s approval.

The Development Effectiveness Committee assessed major evaluations of ADB’s strategic approach to private sector operations, technical assistance operations, support for the South Asia Subregional Economic Cooperation (SASEC) Program, support for accelerating progress in gender equality, and plans for promoting rural development and food security. The committee discussed the midterm evaluation of ADB’s corporate strategy and ADB’s corporate performance reports including the Annual Evaluation Review. It also approved the Independent Evaluation Department’s work program for 2025–2027.
The Human Resources Committee assessed initiatives relating to learning and development, performance management, and implementation of ADB’s new operating model. It also oversaw the design of a new job-grading structure for ADB. Joint discussions were held with the Budget Review Committee on the 2025 salary and benefits proposals and 2024 workforce analysis. During the year, the committee initiated informal workshops to deepen understanding on key topics such as the gender pay gap, culture transformation, staff engagement, and career and succession planning.

The Board Working Group on Digital Transformation organized a series of learning events on ADB’s digital transformation and artificial intelligence, while the Board Working Group on Gender Diversity continued to raise awareness on the need for more women on the Board.

Appreciation for Former President Asakawa
The Board of Directors wishes to acknowledge the substantial contributions made to ADB by former President and Chairperson of the Board of Directors, Masatsugu Asakawa, who ended his term on 23 February 2025 after 5 years in office. Under Mr. Asakawa’s leadership, ADB delivered timely assistance to its DMCs during the COVID-19 pandemic and introduced a new operating model that enabled ADB to scale up financing for the region’s key development needs including climate action, private sector development, global and regional public goods, and support for its most vulnerable members. The Board will continue to build on Mr. Asakawa’s legacy under the leadership of his successor, President Masato Kanda.
Former ADB President Masatsugu Asakawa delivers his farewell speech at ADB headquarters.

BOARD OF DIRECTORS	5

FINANCIAL HIGHLIGHTS

BY THE
NUMBERS
$24.3 B
TOTAL ADB OPERATIONS
$14.9 B
COFINANCING
INCLUDING
TRUST FUNDS
ADB OPERATIONAL HIGHLIGHTS
Commitments, 2020–2024 ($ million)
Item	2020	2021	2022	2023	2024
A. Loans, Grants, and Others
By Source
Regular Ordinary Capital Resources	25,779	19,531	16,134	18,359	18,311
Loans[a]	22,468	16,195	13,232	16,210	15,679
Equity Investments	255	265	147	105	407
Guarantees	–	–	19	27	–
Trade and Supply Chain Finance Program and Microfinance Programb, [c]	3,056	3,072	2,736	2,018	2,225[d]
Long term (maturity of 365 days or more)	151	221	269	340	435
Short term (maturity of less than 365 days)	2,904	2,851	2,467	1,678	1,789
Concessional Resources	5,449	2,993	4,074	4,932	5,689
Concessional Ordinary Capital Resources Loans	4,432	2,648	3,136	4,159	4,610
Asian Development Fund	1,017	344	938	774	1,079
Grants	1,017	344	932	770	1,079
Guarantees	–	–	5	3	–
Regular Ordinary Capital and Concessional Resources	31,228	22,524	20,208	23,292	24,000
Special Funds[e]	60	5	7	6	6
Grants	60	5	7	6	6
Subtotal (A)	31,287	22,529	20,216	23,297	24,005
By Operations
Sovereign	26,826	18,272	16,349	19,533	19,167
Loans	25,749	17,922	15,389	18,760	18,082
Grants	1,077	349	940	764	1,085
Guarantees	–	–	19	9	–
Nonsovereign	4,461	4,258	3,867	3,764	4,838
Loans[a]	1,151	921	979	1,608	2,207
Equity Investments	255	265	147	105	407
Grants	–	–	–	12	–
Guarantees	–	–	5	21	–
Trade and Supply Chain Finance Program and Microfinance Programb, [c]	3,056	3,072	2,736	2,018	2,225[d]
Long term (maturity of 365 days or more)	151	221	269	340	435
Short term (maturity of less than 365 days)	2,904	2,851	2,467	1,678	1,789
Subtotal (A)	31,287	22,529	20,216	23,297	24,005
B. Technical Assistance
Sovereign	282	209	243	250	281
Nonsovereign	12	21	14	14	17
Subtotal (B)	294	230	257	264	298
TOTAL ADB OPERATIONS (A + B)	31,581	22,759	20,473	23,562	24,304
ADB Operations without Trade and Supply Chain Finance Program and Microfinance Programb, [c]	28,525	19,687	17,736	21,544	22,079
C. Cofinancing including Trust Funds
Sovereign	11,123	4,967	4,330	9,528	6,178
Trust Funds Administered by ADB	288	116	92	129	189
Bilateral	4,348	2,051	1,830	3,110	2,906
Multilateral	6,281	2,680	2,340	6,137	3,083
Others[f]	207	120	69	152	–
Nonsovereign	5,210	7,543	6,999	6,423	6,612
Trust Funds Administered by ADB	263[g]	103	81	261	234[h]
Bilateral	–[g]	2	–	–	2
Multilateral	10	5	25	–	45
Commercial[i]	1,664	1,643	1,554	3,015	3,110
Trade and Supply Chain Finance Program and Microfinance Program[c]	3,272	5,790	5,340	3,146	3,221
Long term (maturity of 365 days or more)	171	218	218	418	612
Short term (maturity of less than 365 days)	3,101	5,572	5,122	2,729	2,609
Transaction Advisory Services	76	397	60	443[j]	2,075
TOTAL COFINANCING	16,409	12,907	11,390	16,394	14,865
– = nil, ADB = Asian Development Bank.
Notes:
1.
Commitment is the financing approved by the ADB Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or the investee company and ADB. It comprises the amount indicated in the investment agreement, which—depending on the exchange rate at the time of signing—may or may not be equal to the approved amount. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.

2.
Beginning in 2020, commitments from ADB’s internal resources include private sector programs (the Trade and Supply Chain Finance Program and Microfinance Program). Inclusion of ADB’s exposure (or committed redeployed capital) under private sector programs fully reflects the total financing committed, while at the same time, ADB reports on cofinancing mobilized by these programs. Commitments under private sector programs will distinguish long-term and short-term financing.

3.	Numbers may not sum precisely because of rounding.
a	Includes commitments classified as debt securities in financial statements in accordance with accounting standards.
b	The Trade and Supply Chain Finance Program (TSCFP) and Microfinance Program are nonsovereign credit enhancement products and loans financed from ADB’s regular ordinary capital resources.
c	In August 2020, ADB’s Trade Finance Program and Supply Chain Finance Program merged their operations.
d	Includes $2 billion (or $4.9 billion including cofinancing) from the TSCFP. The TSCFP supported more than 27,600 transactions in 2024 with an average tenor of 184 days.
e	Comprises funds other than the Asian Development Fund such as the Asia Pacific Disaster Response Fund and the Climate Change Fund.
f
Includes concessional cofinancing for sovereign operations from public and private entities other than from official development assistance sources, such as state-owned commercial banks, foundations, corporate social responsibility programs, and civil society organizations.

g	This figure has been adjusted since Annual Report 2023 due to the reclassification of $100 million nonsovereign cofinancing for one project.
h	Includes $147 million for five nonsovereign projects from the commercial program of Leading Asia’s Private Sector Infrastructure Fund 2.
i
Includes B loans and parallel loans, among others. B loans are cofinancing arrangements for a single borrower that are funded by commercial banks and other eligible financial institutions, helping to distribute related risks, with ADB acting as the lender of record.

j	Excludes a $37 million A-loan mobilized under Transaction Advisory Services, which is reported under nonsovereign ADB financing, and $150 million that is reported under nonsovereign cofinancing.

6	ANNUAL REPORT 2024

Commitments by Region, 2020–2024 ($ million)
Region	2020	2021	2022	2023	2024
Central and West Asia	6,565	5,193	5,962	4,323	5,606
East Asia	2,893	2,034	2,089	2,127	1,852
Pacific	1,150	853	994	253	1,271
South Asia	9,034	8,819	5,127	8,836	8,942
Southeast Asia	11,628	5,579	6,028	7,940	6,174
Regional	310	282	272	83	459
TOTAL	31,581	22,759	20,473	23,562	24,304
Note: Numbers may not sum precisely because of rounding.

Commitments by Sector, 2020–2024 ($ million)
Sector	2020	2021	2022	2023	2024
Agriculture, Natural Resources, and Rural Development	1,281	1,490	2,218	3,228	2,637
Education	1,066	975	799	1,389	543
Energy	4,292	1,837	1,446	2,227	3,829
Finance	4,601	4,116	5,686	3,611	5,886
Health	3,512	5,882	823	2,275	1,145
Industry and Trade	2,215	716	238	661	98
Information and Communication Technology	32	55	86	94	71
Multisector	12	10	11	6	21
Public Sector Management	9,561	2,294	3,725	3,354	3,220
Transport	3,147	3,396	4,344	4,779	3,506
Water and Other Urban Infrastructure and Services	1,862	1,989	1,098	1,919	3,348
TOTAL	31,581	22,759	20,473	23,542[a]	24,304
( ) = negative value.
Note: Numbers may not sum precisely because of rounding.
a A $20 million commitment is not included in this total as the project’s sector assignment was waived due to its specific nature.

COMMITMENTS BY SECTOR, 2024 AND 2023

FINANCIAL HIGHLIGHTS	7

DISBURSEMENTS
FOR LOANS, GRANTS,
OTHER DEBT
SECURITIES, AND
EQUITY INVESTMENTS,
2020–2024
($ million)

Portfolio, 2020–2024 ($ million)
Item	2020	2021	2022	2023[a]	2024
A. Ongoing Projects[b]
By Source
Regular Ordinary Capital Resources
Loans	80,161	80,967	78,504	78,634	77,758
Other Debt Securities	1,034	915	712	664	719
Guarantees	2,703	2,754	2,540	2,177	2,499
Equity Investments	1,799	1,940	1,958	2,058	2,360
Concessional Resources
Loans	19,966	19,531	20,079	22,255	22,928
Grants	5,234	5,146	5,768	5,698	6,369
Other Special Funds
Grants	56	39	18	13	8
By Operations
Sovereign[c]	96,616	97,243	96,804	99,672	99,589
Nonsovereign	14,337	14,050	12,774	11,826	13,053
Total	110,953	111,292	109,579	111,499	112,642
B. Disbursements
By Source
Regular Ordinary Capital Resources
Loans	18,891	14,726	16,154	14,204	14,243
Equity Investments	86	141	197	142	115
Other Debt Securities	349	43	62	81	186
Concessional Resources
Loans	3,382	2,918	2,421	2,651	3,367
Grants	824	380	818	729	659
Other Special Funds
Grants	53	12	6	4	4
By Operations
Sovereign[c]	21,306	16,559	18,003	16,357	16,927
Nonsovereign	2,279	1,661	1,655	1,453	1,646
Total	23,585	18,220	19,659	17,810	18,573
C. Net Resources Transfer to Developing Member Countries[d]	12,058	7,924	8,097	650	(2,002)
( ) = negative value.
Note: Numbers may not sum precisely because of rounding.
a	The 2023 figures differ from those in Annual Report 2023 due to adjustments after year-end.
b
Ongoing Projects comprises ADB’s sovereign and nonsovereign portfolios. Sovereign portfolio consists of loans, grants, equity investments, and guarantees committed and not financially closed. Nonsovereign portfolio consists of (i) the committed loan, other debt security, and equity (carrying or fair value) portfolio, comprised of outstanding balances plus undisbursed balances;

(ii) the committed guarantee portfolio, comprised of outstanding and unissued project guarantees and guarantees under private sector programs; and (iii) the undisbursed balance of grants.
c	Includes the Asian Development Fund and Other Special Funds grants.
d
Comprises the net amount of disbursements in excess of (or lower than) payments of principal, interest, and other charges. Includes loans, other debt securities, equity investments, the Asian Development Fund, and other Special Fund grants.

INTERNAL
ADMINISTRATIVE
EXPENSES PER
$1 MILLION
DISBURSEMENT,
2020–2024

($ ’000, 3-year average)

ADB INSTITUTIONAL HIGHLIGHTS

Item	2020	2021	2022	2023	2024
A. Total Staff[a]	3,646	3,687	3,769	3,888	4,134
International Staff and Board Staff	1,317	1,337	1,365	1,414	1,495
By Location
Resident Missions[b]	198	186	196	204	235
Headquarters	1,119	1,151	1,169	1,210	1,260
By Gender
Male	820	830	837	851	893
Female	497	507	528	563	602
National Staff and Board Staff	2,329	2,350	2,404	2,474	2,639
National Staff	990	1,030	1,080	1,160	1,327
Administrative Staff	1,339	1,320	1,324	1,314	1,312

B. Internal Administrative Budget ($ ’000)	726,718	771,188	782,068	841,105	907,858
a Refers to all international staff, board staff (i.e., Director’s Advisors), national staff, and administrative staff. The figures exclude Management, Board of Directors, and Secondees assigned to the Asian Development Bank (ADB), but include staff on special leave without pay and staff on external assignment to other organizations.
b Includes staff in outposted positions and in ADB’s Philippines Country Office.

8	ANNUAL REPORT 2024

ADB RESOURCES AND FINANCIAL DATA ($ million)

Item	2020	2021	2022	2023	2024
A. Ordinary Capital Resources
Selected Balance Sheet Data
Total Assets	271,741	282,084	290,658	301,607[a]	314,602
of which
Loans Outstanding - Operations	129,788	137,163	144,325	150,986	153,864
Investments for Liquidity Purpose	41,963	43,287	45,294	47,250	46,695
Equity Investments - Operations	1,289	1,322	1,438	1,583	1,627
Derivative Assets	87,778	92,860	93,436	96,283	105,605
Total Liabilities	219,104	229,229	236,444	246,313[a]	258,167
of which
Outstanding Borrowings[b]	128,757	134,071	131,571	143,265	146,517
Derivative Liabilities	84,517	91,947	102,965	101,486	109,816
Total Equity[c]	52,637	52,855	54,214	55,294	56,435
Paid-in Capital	7,566	7,381	7,042	7,113	6,928
Reserves[d]	45,071	45,474	47,172	48,181	49,507
Income Statement Data
Total Revenue	3,072	2,399	4,565	10,039	11,029
Total Expenses	(2,158)	(1,227)	(3,441)	(8,551)	(9,431)
of which
Borrowings and Related Expenses	(1,351)	(460)	(2,640)	(7,913)	(8,717)
Administrative Expenses	(669)	(819)	(775)	(680)	(729)
Net Realized Gains (Losses)	230	159	19	(15)	(5)
Net Unrealized Gains (Losses)	228	(601)	1,026	(535)	36
Net Income	1,372	730	2,169	938	1,629
Allocable Net Income[e]	1,132	1,161	1,099	1,423	1,539[f]
Allocation to Ordinary Reserve	734	778	716	1,005	1,016
Allocation to ADF	292	292	292	293	394
Allocation to Other Special Funds	105	90	90	125	130
Annual Borrowings[g]	35,765	35,761	36,109	28,913	33,130
of which
Thematic Bonds and Green Bonds	1,221	5,125	5,750	3,982	5,148
Local Currency Funding[h]	930	880	335	349	2,168
Capital Utilization Ratio (%)[i]	69.1	74.0	83.9	70.0	71.5
B. Available Asian Development Fund Resources[j]	2,312	2,322	1,787	2,441	2,387
C. Special Fund Resources (Other than ADF)—Uncommitted Balances
Technical Assistance Special Fund	87	464	285	213	94
Japan Special Fund[k]	112	112	110	112	111
ADB Institute	24	26	27	26	22
Regional Cooperation and Integration Fund	25	12	4	1	2
Climate Change Fund	27	20	15	15	12
Asia Pacific Disaster Response Fund	47	56	49	47	34
Financial Sector Development Partnership Special Fund	3	3	5	5	1
Total	325	694	495	419	276
( ) = negative value, ADF = Asian Development Fund. Note: Numbers may not sum precisely because of rounding.
a	This figure differs from that in Annual Report 2023 due to reclassifications after year-end.
b	Includes accrued interest and commission, unamortized premium, and/or discounts.
c	As of 31 December 2024, authorized and subscribed capital amounted to $138,749 million.
d
Includes ordinary reserve, special reserve, surplus, net income after appropriation, net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustment, and accumulated other comprehensive income or loss.

e
Defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account. This is the amount that ADB may, subject to approval by the Board of Governors, annually allocate to reserves and surplus, and transfer to Special Funds.

f	Subject to the approval of the Board of Governors at the ADB Annual Meeting in 2025.
g	Excludes short-term borrowings from euro-commercial paper issuances.
h	Includes bonds, swaps, and repurchase agreements (for 2020 only).
i
Defined as the ratio of the total economic capital used (numerator) to usable equity (denominator). The 2023–2024 capital utilization ratio is based on the 2023 Capital Adequacy Framework. Capital utilization ratios for 2020–2022 were based on the 2020 Capital Adequacy Framework.

j	Includes the total fund balance and nonnegotiable, noninterest-bearing demand obligations on account of contributions.
k	Resources include the Asian Currency Crisis Support Facility (ACCSF). In 2021, the ACCSF was closed and its residual balance transferred to the Japan Special Fund.

FINANCIAL HIGHLIGHTS	9

The Asia and Pacific region faced significant development challenges in 2024. Many of ADB’s developing member countries (DMCs) suffer large gaps in infrastructure, inadequate public services, weak policy environments, and elevated levels of public debt. In addition, extreme weather events including severe typhoons, floods, heat waves, and droughts affected millions of lives and livelihoods, with poor and vulnerable communities suffering the most.

These impediments to sustainable and inclusive growth highlight the importance of ADB’s investments to improve the reach and affordability of basic services, generate quality jobs, combat climate change, and boost institutional capacity within DMCs. Challenges were compounded by a shifting geopolitical landscape with Russia’s war in Ukraine and other conflicts affecting the region.

In response to growing development finance needs, ADB increased its support to DMCs in 2024, made possible by higher lending capacity from ADB’s capital management reforms in 2023. The bank committed $24.3 billion through loans, grants, equity investments, guarantees, and technical assistance. Sovereign financing totaled $19.2 billion while nonsovereign financing reached $4.8 billion, covering a record 58 private sector projects, including 34 projects in frontier economies and/or new sectors. Technical assistance during the year totaled $298.4 million.

ADB’s commitments included $2 billion under its Trade and Supply Chain Finance Program, along with $253.6 million provided via the Microfinance Program, to support smaller businesses, especially in rural areas.
The bank also provided $1.7 billion for DMCs classified as fragile and conflict-affected situations and small island developing states. Meanwhile, the replenishment of the Asian Development Fund, finalized in 2024, raised a record $5 billion in affordable financing for the poorest and most-at-risk DMCs. ADB’s commitments also included a record $11.1 billion in climate finance, including $1.6 billion in nonsovereign financing.

ADB’s technical assistance in 2024 was critical for enhancing the effectiveness of development projects, building DMC capacity, and promoting regional cooperation across Asia and the Pacific. It supported the preparation and implementation of investment projects and government reforms and provided essential training programs, policy advice, and research services.

Cofinancing enabled ADB to leverage financial resources, knowledge, and expertise from various partners, including the private sector, to undertake larger and more impactful projects than the bank alone could finance. Cofinancing partners contributed an additional $14.9 billion in external resources, of which $6.2 billion was for sovereign investments. Cofinancing for nonsovereign operations reached $8.7 billion, including $2.9 billion for the Trade and Supply Chain Finance Program.

In 2024, ADB continued its evolution to become a bigger, better, and more effective provider of solutions to its DMCs. As part of updates to its corporate strategy, ADB reorganized its corporate results framework to assess results under three core pillars: people, planet, and prosperity.

10	ANNUAL REPORT 2024

Eradicating poverty, improving life for vulnerable communities, and ensuring the safety and well-being of women and girls remain critical development priorities in Asia and the Pacific.

Although stable economic growth and strengthened social protection measures have helped raise living standards in the region’s at-risk communities, poverty is still prevalent. The incidence of extreme poverty in developing Asia for 2024 was 2.6%, with 106 million people living on less than $2.15 per day. Moreover, in DMCs, poorer people are particularly vulnerable to the socioeconomic impacts of climate change and disasters.

Many poor communities also face significant gaps in health, education, and social protection while gender inequality remains a major challenge. More than 1.1 billion people in Asia and the Pacific live in conditions of inadequate sanitation, while 500 million lack access to safe water. nearly 20% of the region’s population does not have all-season access to road networks, and 60% of people living in cities lack convenient access to public transport.

Support for People Most in Need
In 2024, ADB assisted people in crisis and sought to improve the longer-term resilience of vulnerable populations by supporting social sector reforms.

In the Lao People’s Democratic Republic (Lao PDR), ADB’s conditional cash transfer program is reducing poverty, malnutrition, and climate risks for at least 25,000 poor households, while in Pakistan, a similar program is benefiting about 9.3 million people.Through a special financing arrangement with United nations agencies, ADB is supporting essential services for the Afghan people and is helping sustain access to quality education and income opportunities, particularly for women and girls.

In Bangladesh, ADB is helping the government enhance its social protection program via improvements to the policy and regulatory environment. The bank also advised Sri lanka on institutional and structural

SOLVING COMPLEX CHALLENGES TOGETHER	11

frameworks for a more inclusive social protection system during the country’s economic recovery. More broadly, ADB provided detailed analysis outlining the financial requirements for implementing social protection systems in 26 DMCs.

Fostering a Healthier Society

ADB invests to deliver better health outcomes by alleviating constraints on DMC health systems. During 2024, the bank supported various programs to improve access to quality, affordable primary and hospital care. In Uzbekistan, ADB is helping modernize 230 perinatal centers to reduce maternal and neonatal mortality. In the People’s Republic of China (PRC), the bank brought together public and private entities to bolster health care services for older people, including those facing financial difficulties.

ADB also provides critical knowledge services and technical assistance to reinforce and expand health services across Asia and the Pacific. In 2024, the bank supported the six greater Mekong Subregion member countries to create a regional health sector strategy, while ADB technical assistance to Mongolia will help the government implement its new public health law.

Improving Educational Outcomes

ADB made important investments to expand access to quality education in 2024. Addressing the need for DMCs to overcome shortfalls in foundational literacy and numeracy, the bank promoted curriculum development, introduced innovative teaching practices, and invested in school infrastructure. In Mongolia, ADB is helping build or refurbish nine schools and kindergartens to benefit about 1,900 children. In Cambodia, it is enhancing the skills of 3,000 teachers and expanding secondary school facilities to include 400 additional classrooms. In vanuatu, it is improving vocational education courses and training facilities for 1,300 students each year.

ADB published a study that emphasizes the importance of investing in climate-resilient facilities and integrating climate action across the education sector in Asia and the Pacific. Delivering on this need, ADB is constructing a climate-adaptive campus at a vocational training institute in the PRC.

Building Better Lives for Women and Girls
Regional trends for Asia and the Pacific show growing gender inequality in labor force participation; higher rates of gender-based violence; low participation of women and girls in higher education and science, technology, engineering, and mathematics; and heavier burdens on women doing unpaid care work.

ADB ramped up its response to these challenges in 2024 with 100% of its new commitments promoting gender equality. This includes gender-transformative actions in infrastructure, social protection, education, health, rural development, and inclusive finance.

In Tajikistan, the bank is supporting more than 10,000 women to develop better farming skills and seize agribusiness employment opportunities. It is also assisting Tajik women who have survived domestic and other forms of violence. To help tackle Cambodia’s high rates of gender-based violence, ADB is bolstering the country’s legal and institutional frameworks, updating its legislation on domestic violence, and supporting public services to provide better shelter and support for survivors.

In June 2024, ADB hosted the first Pacific Women leaders Program in Fiji. Senior female government officials from Fiji, Kiribati, Papua New Guinea, Samoa, Solomon Islands, Tonga, and Vanuatu convened to discuss women’s leadership, gender equality, and climate-resilient economic growth. ADB also generated analysis and advice on fintech solutions to improve financial inclusion for women entrepreneurs in Indonesia, the Philippines, and Viet Nam.

As part of its support for public sector governance reforms in DMCs, ADB is promoting gender-responsive budgeting and expenditure, fostering better work opportunities for women entrepreneurs, and increasing leadership roles for women in public institutions. These reforms are also enhancing the use of gender-specific data to inform policymaking.

12	ANNUAL REPORT 2024

Within its commitments for infrastructure, ADB embedded design features that bolster safety and accessibility for women and girls, along with gender strategies and action plans in the public and private companies that will build and/or operate the infrastructure.

Knowledge and Financing for Rural Development
ADB is helping reduce hardships in rural and remote communities by scaling up income opportunities and improving job skills. The bank’s 2024 investments included building small-scale irrigation schemes and delivering sustainable livelihood training in nepal to benefit more than 50,000 households, while a community-based project in Timor-Leste is supporting better livelihoods for 46,000 rural people.

Exploring the benefits of better connectivity for rural residents, ADB released a report highlighting the employment, health, and education improvements achieved via India’s flagship rural roads program.
In the Federated States of Micronesia, more than 60,500 people in rural and semi-urban areas will benefit from upgrades to a major bridge and 16 kilometers of roads.

ADB also provided financing to commercial and state banks and other financial institutions to help smaller businesses gain access to finance, especially in rural areas. In Kazakhstan, a 2024 commitment by ADB is enhancing credit access for micro, small, and medium- sized enterprises, with 50% of the proceeds designated for businesses owned or led by women. Across the region, the bank’s Microfinance Program provided $533.1 million, including cofinancing, for onlending to small rural businesses, reaching more than 900,000 borrowers in six DMCs.

Creating More Livable Cities
Better access to water and sanitation facilities, more affordable housing, and new low-carbon transport services are essential to improve living standards in the cities of Asia and the Pacific.

In Nauru and Tuvalu, new commitments by ADB are helping develop reticulated water supply networks to serve more than half their populations, while a project constructing wastewater treatment plants and sewerage networks in Indonesia aims to expand access to safe sanitation for about 2.5 million people in three cities.
ADB also published a report emphasizing community empowerment and government accountability in developing equitable water and sanitation services across Asia and the Pacific.

In the Philippines, where affordable housing is in short supply, the bank provided support for a revolving credit facility that will deliver up to 8,000 homes annually for average income earners.

Encouraging low-carbon public transport, ADB invested in the construction of more than 43 kilometers of metro rail corridors with 32 new stations—including design features for women, students, and people with disabilities—to serve 300,000 passengers daily in the Indian city of Nagpur. In the states of Odisha and Haryana, the bank supported the purchase and operation of 650 electric buses. As broader support for low-emissions transport, ADB partnered with the government of Japan to organize a regional knowledge event on safe and sustainable urban transport, which attracted more than 110 delegates, including representatives from 24 DMCs.

SOLVING COMPLEX CHALLENGES TOGETHER	13

Urgent action in Asia and the Pacific is paramount to address the triple planetary crises of climate change, biodiversity loss, and pollution. Since the region contributes more than half of global greenhouse gas (GHG) emissions, accelerating the shift to low-carbon energy is of particular importance.

Action needs to be taken in the context of the intensifying impacts of climate change. Air temperature records were broken in Bangladesh, the Philippines, Thailand, and Viet Nam during 2024, the warmest year on record. In September, Super Typhoon Yagi devastated parts of the PRC, the Lao PDR, Myanmar, the Philippines, Thailand, and Viet Nam, resulting in hundreds of deaths and significant infrastructure damage. Meanwhile, rapid glacial melt led to avalanches and floods in India, Nepal, and Pakistan.

Asia and the Pacific is also home to many of the world’s most-polluted cities, and the region accounts for a disproportionate amount of plastic waste in the ocean.

Initiatives are needed to significantly reduce air and water pollution, deliver modern waste management, and halt rapidly declining biodiversity.

Broad-Based Climate Support for Governments
In the lead up to the 29th Conference of the Parties (CoP29), ADB launched its inaugural Asia–Pacific  Climate Report 2024. The report found that, under a high GHG emissions scenario, climate change could reduce gross domestic product in developing Asia by 17% by 2070, rising to 41% by 2100. It recommended policy directions to help DMCs ramp up climate action, such as increased engagement in carbon markets and government reforms to encourage greater private sector investment.

Note: Other sectors are Education, Health, Information and Communication Technology, and Trade and Industry.

14	ANNUAL REPORT 2024

ADB also supports policy and institutional reforms to promote climate investments. The bank’s 40 policy-based loans in 2024 contributed a total of $3.5 billion in climate finance, with one such loan in Mongolia focusing on boosting low-carbon, climate-resilient development in energy and agriculture.

Fostering unity on climate efforts, ADB supported the 11 member countries of the Central Asia Regional economic Cooperation (CAREC) Program to develop and launch a collective climate action plan. The bank also supported the government of Tajikistan prepare a comprehensive plan to finance its climate adaptation and mitigation priorities.

To help DMCs cope with natural hazards and communicable disease outbreaks, ADB provided further financing for its Pacific Disaster Resilience Program to ensure that the Cook Islands, the Marshall Islands, the Federated States of Micronesia, Tuvalu, and Vanuatu have access to quick disbursing and flexible funding in times of need. The bank also strengthened its commitment to disaster resilience through its Disaster Risk Management  Action Plan, 2024–2030.

Resolving Food and Water Supply Issues
The impacts of climate change and nature loss continue to pressure the region’s fragile and interlinked food, nutrition, and water systems.

In 2024, ADB made investments in climate-resilient irrigation and water resources management, while also supporting agricultural value chains, including food processing and the distribution of affordable food. The bank committed $3.1 billion in financing to address food security during the year and has cumulatively invested $10.8 billion since 2022, closing in on its ambition of $14 billion by the end of 2025.

In Maldives, a 2024 commitment by ADB will help introduce climate-smart urban farming technologies and practices for 2,000 households, while in Samoa, a multipurpose dam being built with ADB-financing support will address flood risks and ensure sustainable water supplies on the most populous island, Upolu. At COP29, ADB, the green Climate Fund, and other partners launched the glaciers to Farms initiative. This regional program aims to mobilize $3.5 billion for Central and West Asia to promote sustainable water use and food security and address the catastrophic impacts of accelerating glacial melt.

In the Pacific, ADB is providing policy advice and capacity building through technical assistance to generate holistic responses to intertwined climate, food, and nature challenges in 14 DMCs.

In April, the bank hosted the Asia and the Pacific Food Security Forum 2024, bringing together more than 800 stakeholders from the public and private sectors to help shape ADB’s future food security investments.

Ensuring Progress on Clean Energy

ADB continues to accelerate progress toward 100% clean energy generation across Asia and the Pacific. Under the bank’s Energy Transition Mechanism, technical assistance initiated in 2024 is helping the government of Kazakhstan identify coal-fired power plants for potential early retirement. In Bhutan, ADB invested in the installation of solar power systems on the rooftops of public buildings, which will generate up to 35 megawatts of electricity. In Turkmenistan, it is assessing the viability of sites for wind energy.

SOLVING COMPLEX CHALLENGES TOGETHER	15

In Solomon Islands, the bank is supporting the construction of a grid-connected battery storage system, while a study in Viet Nam assessed the economic benefits of an ADB-financed wind power project, finding it boosted the national economy by about $90 million.

Advanced Strategies to Protect Nature
As a major milestone for its work on environmental protection, ADB launched its
Environment Action Plan 2024-2030 in November.The plan guides the bank’s initiatives in three focal areas: biodiversity and ecosystem management, pollution control and circular economies, and nature-based climate solutions.

ADB is helping the government of Indonesia accelerate reforms to reduce the flow of plastic waste into the ocean, while in Papua New Guinea, it is engaging local communities on sustainable forest management. Under its Regional Flyway Initiative, the bank is helping restore the natural habitat of Dongting lake in hunan Province, PRC, benefiting about 722,000 residents through stronger climate resilience and enhanced livelihoods.

Green Development in Urban Environments
ADB promotes green and low-carbon development to provide healthier and more livable environments for the region’s urban citizens. In India, Pakistan, and Uzbekistan, the bank is supporting the development of city-level climate action plans to manage climate risks and reduce ghg emissions. In the PRC, it is helping to establish a finance system for decarbonizing industrial parks, with the potential to improve air quality for about 1.5 million people living nearby.
Building Prosperous Economies
Quality jobs, financial stability, and regional trade and investment are critical for inclusive and sustainable development across Asia and the Pacific.

In 2024, the region’s developing economies maintained their robust expansion, with growth reaching 5%, driven largely by strong domestic demand and continuing recovery in exports, tourism, and remittances. however, geopolitical tensions, including Russia’s war in Ukraine, limited further economic progress.

Inflation retreated across developing Asia and the Pacific, declining to 4.9% (excluding the PRC) by the end of 2024. Central banks in several developed economies lowered interest rates. This brought some relief for DMCs carrying high levels of public debt in the wake of the coronavirus disease (COVID-19) pandemic, although these debt levels continue to restrict public investment in essential development.

Strengthening Public Administration and Institutional Capacity
ADB provides extensive support to its DMCs to build economic resilience through better public

16	ANNUAL REPORT 2024

administration. The bank’s policy-based lending in 2024 is supporting Fiji’s transition to sustainable and resilient growth by enhancing tax administration and supporting the integration of climate and disaster resilience in budgeting. In the Kyrgyz Republic, ADB is promoting transparency and accountability in public financial management and better governance over state-owned enterprises. In the Philippines, it is helping advance the peace process in Mindanao by supporting fiscal autonomy and accountability.

Through technical assistance, including policy advice, ADB is helping 25 DMCs mitigate debt vulnerabilities and mobilize domestic resources. It is also strengthening governance of state-owned enterprises and bolstering the capacity of national and subnational government entities. The bank’s Asia Pacific Tax hub continued to play a key role in guiding DMCs on domestic resource mobilization and international tax cooperation during the year. It helped identify tax policy reform actions for several of ADB’s policy- based loans in 2024 and also supported the creation of knowledge solutions on key domestic resource mobilization issues. These knowledge solutions included insights on how the digital transformation of tax policies and administration can enhance financial resilience in DMCs, and analysis on the advantages and disadvantages of tax incentives for business investments.

In 2024, ADB’s policy-based lending included measures to identify and strengthen particular capacity needs within DMC institutions. At the same time, technical assistance continued project implementation support, advised on targeted institutional capacity issues, and helped create platforms for regional knowledge sharing on best-practice governance.

From August to October, government officials from Cambodia, Indonesia, Nepal, and Pakistan participated in ADB’s e-learning program to build their understanding of key concepts around decentralization, local governance, and the Sustainable Development goals.

                  NEW STRATEGY 2030 TARGETS
Financing for private investment
will reach $13 billion for the year 2030,
and 40% of ADB’s committed sovereign
operations will contribute to private
sector development by 2030.

Meanwhile, regional technical assistance will provide training programs to address critical skills gaps for governments in the bank’s 14 Pacific DMCs.

In the PRC, ADB is providing analysis, policy advice, and capacity-building support to mitigate integrity violations and corruption in international contracts as domestic firms increasingly engage in global markets. In August, the bank co-organized a forum in the PRC city of Xiamen, reiterating measures to eliminate corruption and promote integrity in development projects.

Through its Law and Policy Reform Program, ADB is enhancing the knowledge of DMC judiciaries in key areas of the law, including commercial court procedures law in Cambodia and insolvency law and practice in Uzbekistan.

Initiatives to Spur Private Investment
ADB helps DMCs address structural weaknesses in their financial sectors; enhance capital markets; and improve the financial, social, and climate sustainability of companies.

During 2024, ADB assisted Uzbekistan create a more robust domestic financial market by supporting regulatory and institutional reforms. In Armenia, the bank is improving the infrastructure of money markets and the government securities market while promoting financial and capital markets and strengthening fiscal management.

ADB also increased its local currency lending to DMCs to support the development of local capital markets and contribute to financial stability. In 2024, the bank converted $1.5 billion in existing loans and provided $652.7 million in new local currency loans for its DMCs. Through local currency guarantees of $231.3 million, ADB’s Microfinance Program helped mobilize funding from local commercial banks reluctant to commit capital to microfinance institutions.

SOLVING COMPLEX CHALLENGES TOGETHER	17

                  NEW STRATEGY 2030 TARGETS

30% of ADB’s committed operations
will contribute to regional cooperation
and integration by 2030.

In Georgia, India, and Mongolia, ADB invested in green and social bonds, helping stimulate nascent domestic capital markets and ensuring capital for climate-friendly and social investments. In Thailand, ADB supported a state-owned bank to issue the country’s first baht- denominated blue bond and assisted the government in issuing Asia’s first sustainability-linked sovereign bond.

As direct support for private enterprises, the bank’s Trade and Supply Chain Finance Program (TSCFP) executed 27,600 transactions worth $4.9 billion in 2024, comprising $2 billion in ADB financing and $2.9 billion in cofinancing. of the total financing, $2.3 billion supported transactions between DMCs and advanced economies in Asia and the Pacific, while $600 million supported transactions between DMCs. The TSCFP helped about 13,500 small and medium-sized enterprises in the region expand their operations in 2024, while more than 20% of the transactions supported food and agricultural commodities.

The TSCFP also contributed knowledge solutions during the year to maximize the development impact of trade, including through greater trade transparency. These included lessons from a pilot project in five DMCs that demonstrated the importance of cross-border collaboration and data sharing between national financial intelligence units to counter trade-based money laundering in the region.

Responding to broader regional needs, ADB’s transaction advisory services help develop public–private partnerships (PPPs) to attract private sector financing for addressing infrastructure deficits and other sustainable development priorities. In 2024, the bank successfully mobilized $2.1 billion for a PPP that will expand and modernize ninoy Aquino International Airport in the Philippines. It also initiated advisory services for a further 19 PPPs during the year.

Advancing Regional Cooperation and Integration
ADB promoted regional programs in 2024, investing in cross-border infrastructure, facilitating trade, and encouraging the uptake of digital technology. The bank also supported the development of trade agreements,treaties, and institutions that foster greater cooperation and closer integration among DMCs.

Through a 2024 commitment, ADB is furthering Cambodia’s integration with international markets by supporting the implementation of the country’s law on trade remedies. In Timor-leste, the bank is helping strengthen institutional capacity for trade negotiations, communications, and reporting to help the country join the Association of Southeast Asian nations. In the Kyrgyz Republic’s Issyk-Kul region, ADB is bolstering transit trade and tourism by upgrading road infrastructure.

Sustainable Growth Through Digitalization
Digitalization is critical for driving economic transformation and growth in Asia and the Pacific.

In 2024, ADB launched new initiatives to bolster digital infrastructure, create enabling regulations, and improve digital literacy. The bank’s technical assistance is expanding e-government innovations in Armenia, Cambodia, Kazakhstan, and Tajikistan while fostering technology start-up ecosystems in Azerbaijan, the Lao PDR, and Sri lanka.

In Nepal, ADB conducted a study assessing the country’s readiness for digital transformation. The bank also explored how artificial intelligence could be leveraged alongside supportive regulations and incentives to bolster creative industries and foster high-quality jobs in India, Indonesia, Thailand, and Viet Nam.

During the year, ADB and the Asian Development Bank Institute copublished a book demonstrating the transformative impacts of digital tools for sustainable development, including addressing climate change. The bank also published a brief showcasing how India’s unified payments system ignited a digital payment boom and boosted financial inclusion, providing valuable lessons for other DMCs.

In November, ADB collaborated with the Singapore FinTech Association to host an event exploring the role of artificial intelligence (AI) in regional development. Participants from 24 countries discussed topics such as AI for climate action and economic development, building AI skills for the future, and responsible AI in public policy and services. The event saw the launch of the ADB AI Sandbox, a platform designed to support the development and testing of AI projects.

18	ANNUAL REPORT 2024

Leveraging Partnerships for Sustainable Development
Partnerships greatly expand ADB’s capacity to address complex challenges and implement sustainable solutions for its DMCs. They particularly help in amplifying the scale and impact of the bank’s climate finance.

In January, operations began for ADB’s Climate Action Catalyst Fund, which aims to foster transformative action through the purchase of carbon credits.
The fund’s financing partner is Sweden, with Norway also expressing its intent at COP29 to provide up to $50 million.

ADB also reaffirmed its commitment to meeting climate challenges in a joint statement with nine other multilateral development banks, with annual collective climate financing for low- and middle-income countries to reach $120 billion by 2030.

In October, ADB joined Japan’s Financial Services Agency, financial services authorities from the Association of Southeast Asian nations, the Glasgow Financial Alliance for net Zero, and several financial institutions in launching the Asia GX (Green Transformation) Consortium, which aims to promote transition finance and sustain decarbonization. The bank also partnered with the Monetary Authority of Singapore on a blended finance initiative to accelerate the region’s energy transition and worked with Singapore’s energy Market Authority to catalyze private sector-led cross-border renewable energy investments.

Other new partnerships in 2024 include collaborations with CGIAR, the Gates Foundation, and the global Alliance for Improved nutrition to transform food systems and address food and nutrition security challenges. ADB partnered with the International Finance Facility for education to enable at least $500 million in new concessional education funding for lower-middle-income countries. With the government of Canada, the bank established a fund to support private sector projects focused on climate and nature-based solutions.

ADB’s new cooperation agreement with the global Fund to Fight AIDS, Tuberculosis and Malaria aims to strengthen health systems and promote universal health coverage. For more time-critical situations, an agreement with the International Bank for Reconstruction and Development allows ADB to access the Global Concessional Financing Facility, which provides low-cost financing for addressing refugee crises and other urgent development needs.

The bank also expanded the scope of its collaboration with several partners, including the Export–Import Bank of Korea, earmarking $2 billion in cofinancing over the next 3 years, and with the Asian Infrastructure Investment Bank to pursue shared action on climate change, regional connectivity, and private capital mobilization.

ADB engaged with 820 civil society organizations in 2024 on key initiatives. These included a new framework guiding ADB’s closer collaboration with civil society organizations, a proposed approach to critical minerals in clean energy technologies, the bank’s environmental action plan, its action plan for disaster risk management, the energy Transition Mechanism, and the new environmental and Social Framework.

SOLVING COMPLEX CHALLENGES TOGETHER	19

In 2024, most of ADB’s developing member countries (DMCs) across Central and West Asia experienced solid economic growth driven by better-than-expected domestic demand, increased manufacturing, growth in services and construction, higher remittances, and easing inflation.

Georgia and Tajikistan were among the region’s best-performing economies, with Georgia benefiting from steady growth in tourism, industry, and agriculture while rising remittances bolstered Tajikistan’s growth.

Despite its economic performance, Central and West Asia still faces significant development disparities and persistent social welfare challenges. Afghanistan, the Kyrgyz Republic, and Pakistan continue to struggle with high poverty levels and limited access to essential services.

The region’s young and growing population presents both opportunities and challenges. Many youth continue to face barriers to quality education and employment, underscoring the need for investments in human capital. Climate change, meanwhile, has exacerbated the region’s vulnerabilities to extreme weather events such as severe heat waves, lingering droughts, and devastating floods. In April, Kazakhstan experienced its worst floods in decades, leading to the evacuation of nearly 100,000 people, disrupting agriculture and trade, and disproportionately affecting women and children.

Responding to these broad development challenges, ADB committed $5.6 billion in 2024 to support Central and West Asia, comprising $4.6 billion in sovereign commitments and $1 billion in nonsovereign investments. The bank’s support included $2.2 billion to help the region build resilience to a changing climate, cushion the impacts of disasters, and foster low-carbon development, along with other investments under climate financing.

ADB provided strong support to enhance access to quality health care, education, and social protection, especially for women and children. The bank also made significant investments to stimulate smaller businesses and boost rural livelihoods, seeking to enhance food security, promote gender equality, and further reduce poverty. In addition, ADB committed policy-based loans for several DMCs to foster more resilient, diverse, and sustainable economic growth and support fiscal and public management reforms throughout the region.

20	ANNUAL REPORT 2024

Ensuring People’s Well-Being and Empowerment
In 2024, ADB sought to expand access to essential services for poor and vulnerable people across Central and West Asia. This included investments to support those living under humanitarian crises and to reinforce social protection systems. The bank also financed maternal and child health care facilities and services, along with advanced education initiatives, to help marginalized communities. ADB again emphasized gender equality in the region during 2024, including dedicated support for women farmers and entrepreneurs.

Supporting Basic Needs and Social Protection
Afghanistan’s humanitarian crisis continued in 2024, with further restrictive policies by the de facto government, devastating floods and droughts, and a refugee influx from Iran and Pakistan. Although ADB’s regular assistance to the country has been on hold since 15 August 2021, the bank has supported the basic needs of the Afghan people since 2022 through a special arrangement with United nations agencies. This has delivered critical food, health, and education support to more than 10 million people, especially women and girls. Building on this work, ADB committed a $110.8 million Asian Development Fund (ADF) grant in 2024 to sustain access to quality education, create economic opportunities, and foster social cohesion and inclusion. The project seeks to ensure sustainable livelihoods, particularly for women and girls, while improving the overall learning and teaching environment.

In Pakistan, ADB committed an additional $330 million to expand the reach of a grassroots social protection program to benefit 9.3 million people, focusing particularly on poor women and their families. The new financing will improve the targeting of household poverty assistance; provide conditional cash transfers for the education of children and adolescents; and expand access to health services and better nutrition for women, teenage girls, and children in disaster-prone areas.
Promoting Gender Equality
In 2024, ADB sought to improve critical health services for women in Uzbekistan.  Recording 30 deaths per 100,000 live births in 2020, the country’s maternal mortality remains relatively high compared with the average for countries across Central Asia. neonatal mortality rates have also increased amid rising birth rates. In response, ADB committed $100 million to improve the quality of perinatal care in Uzbekistan. In addition to upskilling emergency responders, midwives, and nurses, the project will help the government upgrade medical equipment, clinical standards, and quality assurance mechanisms in about 230 perinatal centers serving women and children in rural areas.

Meanwhile, ADB is helping expand opportunities for women in Tajikistan’s agriculture sector, which relies heavily on female labor. Women in the country often bear the brunt of food insecurity, but they lack modern skills and access to training on practices that can boost their productivity and incomes. To reduce this social and economic vulnerability, ADB committed a $17.5 million grant to help women in six rural districts of Khatlon Province. Under the project, at least 10,000 women will be trained in financial management and production technologies, including nature-based solutions and pest management, focusing on higher-revenue fruits and vegetables and beekeeping. The project will also support survivors of domestic and other forms of violence, with a shelter for interim accommodation, counseling, livelihood training, and entrepreneurial opportunities.

Women’s entrepreneurship is also a focus for an ADB investment in Kazakhstan, where nearly all the 2 million registered businesses are micro, small, and medium-sized enterprises (MSMEs). Despite the importance of MSMEs to the economy, accessing credit remains a significant challenge, especially for the nearly half of Kazakhstan’s MSMEs that are owned or led by women. Accordingly, ADB provided a nonsovereign loan in 2024 for the local currency (tenge) equivalent of $5 million, enabling the Arnur Credit limited liability Company to expand credit access for Kazakhstan’s MSMEs. At least 50% of the loan proceeds will be directed to MSMEs

TOP FIVE SECTORS FOR ADB COMMITMENTS IN CENTRAL AND WEST ASIA IN 2024

26% Finance	18% Public Sector Management	17% Transport	14% Energy	8% Agriculture, Natural Resources, and Rural Development

CENTRAL AND WEST ASIA	21

led by women, with 10% designated for green loans to finance energy-efficient equipment and small-scale renewable energy projects.

In Georgia, women will be notable beneficiaries of ADB’s $24.9 million policy-based loan to help develop a better-trained workforce with skills matching market needs, particularly in priority sectors such as electronic engineering and information technology. Building on earlier policy support, the bank’s investment will bolster Georgia’s vocational education and training by deepening reforms and tackling policy constraints. These policy measures will also support actions to increase enrollments, especially for female students, and incentives to attract more private sector participation.

Knowledge and Financing for More Livable Cities
Pakistan’s soaring urban population faces declining living standards due to limited public services, inadequate planning, insufficient housing, and climate change. In 2024, ADB published a report analyzing these issues and outlining a new model of urbanization to help make the country’s cities more resilient and livable. The report provides insights on strengthening urban planning, employing innovative public–private partnerships for urban services, enhancing the financial stability of municipalities, and the need for gender-responsive budgeting and expenditure.

Meanwhile, urban livability in Georgia requires investment in enhanced water supply and sanitation. To enable this, ADB became an anchor investor in a green bond issuance of up to $300 million by Georgia Global Utilities JSC, which will help finance the rehabilitation of soviet-era water infrastructure in and around the capital, Tbilisi. ADB provided $30 million in debt security and mobilized $30 million from the Leading Asia's Private Infrastructure Fund 2 to upgrade at least 120 kilometers of water piping while adding more than 10,000 new water connections. Benefiting more than 1 million people, the improved infrastructure will reduce health risks, expand access to potable water, and prevent water leakages. The program also seeks to strengthen the role of women in water service institutions and as advocates for water-preservation practices in the wider community.

Protecting the Planet

In 2024, ADB provided critical support to DMCs in Central and West Asia to address the escalating climate crisis. The bank ramped up its investments in support of comprehensive climate action, greater resilience to disasters and food insecurity, and the region’s continued transition to renewable energy.

Broad-Based Action on Climate Change

Collective efforts to tackle climate change in Central and West Asia took a significant step forward in 2024, with the endorsement of a regional 3-year climate change action plan by the 11 member countries of the Central Asia Regional economic cooperation (CAREC) Program. The plan, developed with support from ADB, prioritizes investments to implement the CAREC Climate Change Vision, including early-warning systems, resilient infrastructure, and renewable energy. A dedicated fund to prepare climate projects under the plan was also launched with initial funding of $5 million.

ADB is also encouraging holistic climate action at the DMC level, including new assistance for Uzbekistan, one of the world’s most energy-intensive countries and one particularly vulnerable to heat waves, droughts, and landslides. In 2024, the bank provided a $250 million policy-based loan and mobilized equivalent cofinancing to help the Government of Uzbekistan foster effective climate action. The program aims to enhance climate resilience in the water, land, and agriculture sectors; spur low-carbon development, especially in transport and energy production; introduce social protection programs in at least three climate-vulnerable regions; and reinforce institutional frameworks for climate transition among state-owned enterprises.

Protecting Against Climate-Related Impacts
As one of the region’s most climate-vulnerable countries, Pakistan suffers average losses from disaster events exceeding $2 billion per year, with women and vulnerable groups disproportionately affected. In 2024, ADB signed a $500 million policy-based loan for a program to boost Pakistan’s capacity for disaster planning, preparedness, and response. The program supports disaster risk mapping and modeling and the mobilization of public and private financing for disaster

22	ANNUAL REPORT 2024

risk reduction and climate resilience. It will also improve coordination for disaster monitoring and response. The program will be able to utilize ADB’s contingent disaster financing facility for the first time in Central and West Asia, providing rapid disbursements in the event of a disaster.

The impacts of a changing climate also affect agricultural yields in Azerbaijan, with the country’s smallholder farmers having limited means to adapt. In response, ADB signed a nonsovereign loan of $10 million to Araz supermarket LLC to foster climate mitigation and adaptation in Azerbaijan’s agriculture and food retail sectors. The bank’s investment will enable Araz to construct a dry warehouse and open 45 energy-efficient retail stores in and around the capital, Baku, as well as at least five stores in rural areas. The project will also see over $14 million in fruits, nuts, and vegetables procured from local farmers, potentially creating more than 3,500 jobs. In addition, through complementary technical assistance, 750 farmers, including at least 260 women, will be educated in climate-smart agriculture, financial literacy, and gender equality.

Over a longer time horizon, glacial melt will be one of the biggest threats to Central and West Asia, where temperatures are projected to rise by up to 6°C by 2100. such an increase would rapidly accelerate glacial melt, jeopardizing ecosystems, water supply, and the livelihoods of more than 380 million people. To address this immense challenge, ADB launched a regional program, Glaciers to Farms, at the 29th Conference of the Parties (COP29) in Azerbaijan. The program aims to mobilize up to $3.5 billion from ADB, the Green Climate Fund, governments, development partners, and the private sector. This financing will support sustainable water use and climate-resilient agriculture while enhancing social protection for communities threatened by melting glaciers, particularly in fragile mountain areas. To identify investment priorities, ADB initiated studies of transboundary watersheds across Azerbaijan, the Kyrgyz Republic, Tajikistan, and Uzbekistan.

Diverse Approaches to Decarbonization

In 2024, ADB continued to finance Central and West Asia’s transition away from energy generated by burning fossil fuels. This included an investment to advance the production of sustainable fuel for aviation, an industry that accounts for 2.5%–3.5% of global carbon dioxide emissions. The bank committed a nonsovereign loan of $41.2 million for SAFCO Venture Holdings limited to develop a facility in the city of Sheikhupura in Pakistan, with the aim of producing 200,000 tons of sustainable aviation fuel that reduces carbon dioxide emissions by up to 85%. The facility will utilize waste by-products from an adjacent biodiesel refinery and export 100% of its output mainly to the european Union, generating vital foreign exchange for Pakistan.

ADB is also making a significant contribution to the energy transition in Kazakhstan, where about 70% of electricity is still produced from coal. At COP29, the Government of Kazakhstan and ADB signed a memorandum of understanding to advance the possible early retirement of coal-fired power plants under the

CENTRAL AND WEST ASIA	23

bank’s Energy Transition Mechanism. Both parties will work toward measures that can significantly reduce the country’s greenhouse gas emissions, including the potential decommissioning or repurposing of coal- fired power plants for renewable or other low-carbon technologies. Drawing on an earlier prefeasibility study, ADB is providing additional technical assistance to research the most viable options for early retirement.

Turkmenistan similarly relies on natural gas for nearly all of its electricity generation. The country lacks energy diversity and sustainability, even though it has considerable untapped potential for renewable energy generated by wind. For this reason, ADB initiated technical assistance in 2024 to assess viable wind sites and conduct feasibility studies to inform government planning and investment in wind-generated power.

Building Prosperous Economies
The coronavirus disease (COVID-19) pandemic highlighted the economic vulnerability of DMCs across Central and West Asia and underlined the importance of more resilient, sustainable, and diverse economic development. ADB prioritized these aims in 2024 through several policy-based loans, financing packages, and knowledge support to foster economic stability, private sector development, green banking, and digital transformation.

Innovative Financing to Strengthen Economies
Addressing Armenia’s need to cope better with external economic shocks, ADB signed a policy-based loan of $96.7 million in 2024 that builds on earlier related investments. By encouraging fiscal reforms, corporate transparency, and governance reforms, this second phase of an ongoing program aims to reduce the country’s fiscal vulnerabilities and boost the performance of its financial sector. Government reforms supported by the program are also prioritizing adaptation and mitigation measures to advance climate action and meet climate commitments.

The Kyrgyz Republic similarly requires a more diverse economy, improved governance, and greater fiscal space to deal more effectively with macroeconomic shocks. Augmenting previous initiatives, ADB provided further support comprising a $43 million policy-based loan and a $7 million ADF grant. This funding will help boost transparency and accountability in the Kyrgyz Republic’s

24	ANNUAL REPORT 2024

public financial management, improve governance of state-owned enterprises, and strengthen tax policy. The program will also advance sustainable and inclusive economic growth through climate-sensitive and gender-responsive public financial management.

In Kazakhstan, ADB committed $360.3 million and mobilized $350 million in cofinancing as its first policy-based loan to enhance fiscal governance and drive financial sector reforms. This support will help develop the government securities market, introduce climate policy accounting and assessment, enhance banking supervision, and promote finance for environmentally responsive investments. The program incorporates gender-responsive budgeting to encourage small and medium-sized enterprises owned or led by women.

Kazakhstan received additional development guidance in 2024 through its knowledge exchange program with ADB. The program produced studies that covered anticorruption measures, public–private partnerships, and road construction. It also saw 262 civil servants and other stakeholders trained in halal standards, social surveys, and public accounting.

Stimulating Sustainable Private Investment
Uzbekistan’s inclusive economic development requires stronger participation by private enterprise and greater support for MSMEs, which generate half of all gross domestic product and provide nearly three-quarters of employment.

In 2024, ADB committed two policy-based loans totaling $400 million to support the Government of Uzbekistan on initiatives to enhance financial markets and develop a market-led power sector while tackling climate change. Reforms supported by these loans will help incentivize the private sector to grow Uzbekistan’s capital and money markets; establish an independent energy regulator to create competition and encourage private investment; and develop an energy sector master plan to increase renewables, reduce greenhouse gas emissions, and modernize the country’s transmission and distribution network.

For Uzbekistan’s MSMEs, ADB invested to expand access to finance, especially for women. The bank signed nonsovereign loans totaling the local currency (sum) equivalent of $97.5 million for two of the country’s largest banks to onlend to MSMEs. At least 20% of the total loan proceeds for both banks will be allocated for enterprises owned or led by women, and at least 10% will go to enterprises investing in green technologies. Agriculture enterprises will benefit from most of the lending outside the capital, Tashkent.

Shoring Up Long-Term Green Growth
The role of the financial sector in supporting environmentally sustainable growth is a priority in Armenia and Georgia, but both countries face challenges of scaling up green finance. new technical assistance from ADB will help the two countries assess gaps and develop road maps for green finance while building relevant capacity among financial institutions. It will also support efforts to make MSMEs, especially those owned or led by women, key beneficiaries of such financing.

Supporting green development in the Kyrgyz Republic, ADB made substantial investments for the Issyk-Kul lake area, one of the country’s most popular tourist destinations. Recognizing the area’s biological and cultural importance, ADB committed $56 million to develop sustainable tourism and improve wastewater treatment to protect the Issyk-Kul biosphere. The bank also provided $109.5 million to make the Issyk-Kul Ring Road more resilient to flooding and landslides and reduce vehicular accidents. This investment will additionally support measures to increase the participation of women in transport sector management.

CENTRAL AND WEST ASIA	25

FINANCING SUPPORT IN 2024
$1.9 billion COMMITTED	$1.3 billion DISBURSED	$598 million COFINANCED

While the People’s Republic of China (PRC) faced a fragile real estate market and heightened trade tensions in 2024, robust exports and supportive monetary and fiscal policies sustained economic growth.

The Government of the PRC continued to invest in high-quality development and announced reform measures to address challenges emerging from high levels of local government debt, weaker domestic demand, and an aging population. Climate-related disasters also befell the PRC in 2024, with severe floods, droughts, and extreme temperatures impacting millions of people.

In Mongolia, positive economic growth was driven by mineral exports, domestic demand, and services, notably the transportation of goods. These growth areas helped offset a large decline in agricultural output caused by a dzud (extreme winter) that resulted in widespread livestock losses and affected thousands of pastoral households.

Although Mongolia has made substantial progress in reducing poverty and improving the health, education, and well-being of its people, the country continues to face food insecurity, socioeconomic inequality, and climate vulnerabilities.
ADB’s assistance for East Asia in 2024 sought to tackle priority development needs in the PRC and Mongolia. The bank committed $1.4 billion in the PRC, consisting of $892.2 million in sovereign financing and $483.1 million for nonsovereign operations. In Mongolia, it committed $456.6 million, of which $350.1 million was for sovereign operations and $106.5 million was for nonsovereign operations. The total commitments for each country included $954.4 million in climate finance for the PRC and $203.9 million for Mongolia.

ADB promoted high-quality green growth and climate resilience in the PRC, with investments aimed at enhancing biodiversity conservation, boosting low-carbon development, and promoting nature-based solutions. With support from the ADB−PRC Regional Knowledge Sharing Initiative, ADB strengthened its knowledge support to the PRC—including technical assistance, policy advice, and expert analyses on key development issues—with various knowledge activities shared for replication in other DMCs.

In Mongolia, ADB provided essential services to people most in need, supporting sustainable infrastructure in underserved areas and bolstering livelihood opportunities in agriculture, especially for women. The bank also provided technical assistance and a policy-based loan to help diversify and strengthen the Mongolian economy and spur climate action.

26	ANNUAL REPORT 2024

Ensuring People’s Well-Being and Empowerment

In 2024, ADB stepped up efforts to improve access to essential services for poor and vulnerable people in East Asia. The bank’s operations focused on delivering emergency relief and disaster response; narrowing socioeconomic gaps by raising the quality and reach of health and education services; and reducing poverty by expanding credit to smaller businesses, especially those owned or led by women.

Improving Lives in Communities at Risk
Mongolia’s extreme winter in 2024 made access to pasture impossible for 5 months and resulted in the loss of about 7.4 million livestock. Around 70% of herder families were affected, with about 725,000 people impacted nationwide. In response, ADB disbursed $2.8 million from the Asia Pacific Disaster Response Fund to support the Government of Mongolia’s emergency relief efforts for pastoral families. The bank’s grant helped fund cash assistance, food supplies, fuel, medical kits, and communication and rescue equipment for about 145,000 affected households.

Over the longer term, Mongolia’s civil society organizations play an essential role in helping vulnerable communities, including those impacted by disasters.
In September, ADB held a partnerships day in Ulaanbaatar where more than 100 representatives from government, civil society, and development partners discussed Mongolia’s priority development challenges, including poverty reduction. They also explored new opportunities for government and civil society collaboration and provided inputs for ADB’s upcoming country partnership strategy for Mongolia (2025–2028).

With implications for broader social protection across Asia and the Pacific, ADB and Mongolia’s Ministry of Family, Labour and Social Protection held a forum in Ulaanbaatar in October. The forum—which gathered more than 70 policymakers from Azerbaijan, Indonesia,

Mongolia, Pakistan, the Philippines, and Uzbekistan— focused on food and nutrition security, economic inclusion, adaptive social protection, and developing social and care services.

Advancing Health and Elderly Care

In Mongolia’s capital, Ulaanbaatar, and the country’s aimags (provinces), health care is generally inadequate and expensive. To help expand services and relieve cost pressures, ADB committed $82.2 million in 2024 toward new health infrastructure and advanced medical equipment. The financing will help construct a 200-bed hospital in the Chingeltei district and upgrade the Khovd aimag hospital with diagnostic and treatment centers, intensive care units, and operating theaters, as well as day-surgery units and an imaging department, all featuring low-carbon technology. The project will also support six family health centers in underserved areas with improved maternal and child health services. The upgraded infrastructure and services will benefit about 171,000 people in Ulaanbaatar and 96,000 in rural areas.

Providing broader support for Mongolia’s health system, ADB initiated technical assistance to help the government implement its new public health law. The bank will provide policy recommendations on structuring public health services, including for prevention and response to health emergencies, and human resource requirements. This technical assistance will also promote better health protection in the workplace.

The PRC, meanwhile, requires new development strategies and financing to resolve issues associated with its aging population. In 2024, ADB facilitated a partnership between the country’s public and private sectors, mobilizing $5 million in private financing toward an ongoing public project for elderly care in Yichang municipality, Hubei Province. Under the transaction, a private operator will manage two modern and inclusive care facilities for older people, with a combined capacity of about 1,200 beds, around 20% of which will be reserved for patients facing financial difficulties.
TOP FIVE SECTORS FOR ADB COMMITMENTS IN EAST ASIA IN 2024
33% Finance	25% Agriculture, Natural Resources, and Rural Development	19% Energy	10% Water and Other Urban Infrastructure and Services	7% Education

EAST ASIA	27

More Sustainable and Inclusive Classrooms
Following cuts to the Government of Mongolia’s education budget due to economic challenges, ADB is supporting vital upgrades to the country’s schools.

In 2024, the bank committed $15 million to extend the benefits of an ongoing ADB project by constructing, expanding, and/or furnishing six more kindergartens and three more schools in Ulaanbaatar and Khuvsgul aimag. This additional financing will benefit about 1,900 children. The upgraded buildings will have energy efficiency features including better insulation and heating systems, reducing energy use by more than 50% compared with standard Mongolian schools.

Also in Mongolia, ADB committed the local currency (togrog) equivalent of $13.4 million as a nonsovereign loan for Orchlon School and Kindergarten Complex LLC to establish the country’s first internationally certified green educational facility. This funding will help upgrade a school in Ulaanbaatar with a new four-story annex, benefiting more than 670 students and featuring green construction materials, water-efficient systems, and better insulation for the cold winters.
Aside from achieving at least 20% energy savings, the project will support Orchlon with its gender action plan, which includes teacher training on inclusion and gender-based violence along with campaigns to promote gender equality.

In the PRC, ADB signed nonsovereign loans for the local currency (yuan) equivalent of $39.3 million for China Education Group Holdings Limited (CEG) and $59 million for CEG’s Yantai Institute of Science and Technology (YIST). The loans, bolstered by $99.1 million in cofinancing, will enable the construction and operation of a climate-adaptive campus at YIST. ADB’s investment will also support the adoption of a gender diversity and inclusion policy at all CEG institutes in the PRC, along with training for teachers and counselors. Through its new campus, which is expected to benefit more than 9,000 students annually, YIST will expand courses in health services, robotics engineering, automation, and intelligent manufacturing.

Besides supporting the provision of technology-oriented vocational courses, ADB is exploring how advanced technologies can optimize primary education, close the rural–urban education divide, and narrow skills gaps in emerging industries. In 2024, the bank published a brief showcasing lessons from a project in Gansu Province, PRC. The brief proposes technology models for a skills-based education curriculum, improved teaching and gender- appropriate practices, and increased effectiveness in educational institutions in the PRC and other DMCs.

New Funding for Women’s Entrepreneurship
Mongolia’s micro, small, and medium-sized enterprises (MSMEs) play a critical role in reducing poverty. Many women start microenterprises to generate vital family income and/or to provide crucial jobs in poor communities. However, businesses owned or led by Mongolian women are far less likely to receive loan approvals than enterprises operated by men. In response, ADB is expanding MSME access to credit in Mongolia through a $14 million nonsovereign commitment to Bogd Bank JSC, with $7 million earmarked for onlending to female entrepreneurs.

Protecting the Planet
In 2024, ADB supported climate action and biodiversity conservation in the PRC by providing financial assistance and knowledge services centered on disaster risk management, low-carbon development, and ecosystem restoration. In Mongolia, ADB focused on enhancing institutional arrangements and financing opportunities to spur greater investment in climate adaptation and mitigation.

Managing Disaster Risks, Driving Climate Action
Because of its vast geographical diversity, the PRC is highly vulnerable to disasters triggered by natural hazards, and the impacts of these disasters can be magnified in population-dense urban areas. In 2024, ADB published a paper proposing an integrated framework for cost-effective disaster risk management in the PRC and beyond. The framework guides policymakers in managing risks more efficiently and with appropriate gender responses while supporting investments for stronger climate resilience. Complementing this knowledge work, ADB and the United Nations Office for Disaster Risk Reduction held an event in the city of Nanning, PRC, to share regional experiences on

28	ANNUAL REPORT 2024

urban resilience. Attended by 70 development experts and officials from more than 20 countries, the event encouraged cities and municipalities across Asia and the Pacific to better protect their citizens and infrastructure through greater action on disaster resilience.

Mongolia also faces substantial climate risks that threaten food security, livelihoods, and the environment. To promote investments for accelerating the transition to a green economy, ADB committed a $100 million policy-based loan that encourages coordination of climate action, including gender-responsive measures, by Mongolia’s agencies and local governments. Through the program, ADB is helping the Government of Mongolia prepare a plan to catalyze green finance for public and private investments that enhance sustainability of the agriculture and renewable energy sectors.

Cleaner Energy, Industry, and Urban Living
During 2024, ADB financed new projects to support the PRC’s transition to cleaner energy sources. These included the local currency (yuan) equivalent of
$54.2 million as a nonsovereign loan for Huaneng Tiancheng Financial Leasing Company Limited (HTFL) to bolster wind power generation. The funding will enable HTFL to extend lease financing for distributed wind energy infrastructure to private developers who cannot access credit from commercial banks. The project is expected to accelerate private sector participation in wind power and avoid about 250,000 tons of greenhouse gas (GHG) emissions annually.

GHG reductions are also earmarked in the PRC’s industrial parks, which are highly dependent on fossil fuels and account for nearly one-third of the country’s emissions. ADB committed $197.6 million to help the Government of the PRC establish a domestic financing mechanism to enable the decarbonization of industrial precincts. The project aims to mobilize
$600 million in climate finance and avoid 900,000 tons of GHG emissions annually by 2032, resulting in better air quality for about 1.5 million people working and living near industrial parks. The investment will also provide financial services for 25 enterprises, with eight owned or led by women, and will include subprojects in renewable energy, biogas generation, organic fertilizer production, and biomass heat supply.

With many cities in the PRC facing challenges of managing solid waste, ADB committed the local currency (yuan) equivalent of $50.5 million as a nonsovereign loan for Canvest Environmental Protection Group Company Limited. The loan will help Canvest construct and operate a waste-to-energy plant in the city of Huizhou, Guangdong Province, which is expected to process at least 300,000 tons of municipal solid waste a year, generating a minimum of 93 gigawatt-hours of energy and avoiding more than 346,000 tons of GHG emissions annually. The financing will also expand solid waste management services in Quyang county, Hebei Province, enabling the annual collection of at least 147,000 tons of waste by 2026. Additionally, ADB will help Canvest develop and implement a gender, diversity, and inclusion policy.

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Expertise and Investment in Biodiversity
To inform biodiversity efforts in the PRC and other DMCs, ADB provided important insights on ecological restoration. A working paper drew on case studies from the PRC’s Ningxia Hui Autonomous Region and confirmed that ecological restoration projects can generate significant economic returns. An ADB brief explored how ecological protection and restoration efforts can be spurred by encouraging social capital investors through innovative financing instruments. Another brief showcased the PRC experience in integrating natural capital valuations into policy and investment decisions.

ADB is investing in biodiversity conservation in the city of Qixia, Shandong Province. Qixia provides water for the coastal Yantai municipality, a major apple-growing area, but vital waterways are threatened by pollution. In 2024, ADB signed a $150 million loan to help restore Qixia’s ecosystem by rehabilitating soils, rivers, lakes, forests, and wetlands. The project will establish an accounting system to support implementation and develop a framework for reducing crop, livestock, and aquaculture pollution. At least 200,000 farmers—about half of them women—will be trained in climate-smart practices, while about 429,000 people will benefit from improved livelihood opportunities and better flood and drought risk management.
Building Prosperous Economies

During 2024, ADB used a combination of financing and technical assistance to help Mongolia address structural economic challenges, create a more resilient and productive agriculture sector, and enhance the role of the private sector in sustainable development. In the PRC, ADB provided knowledge support to mitigate integrity risks that domestic firms face when investing overseas.

Fostering Sustainable Economic Development

ADB is underpinning economic development and job creation in some of Mongolia’s less developed aimags and soums (districts). Through technical assistance financed by the Japan Fund for Prosperous and Resilient  Asia and the Pacific, the bank will help governments of at least five soum centers formulate integrated infrastructure and economic development plans. It will also advise Mongolia’s national and soum governments on regulatory and technological tools and train 300 MSME entrepreneurs in business practices and labor management skills.

To develop Mongolia’s nascent domestic capital market, ADB invested $12.5 million as debt security for a green

30	ANNUAL REPORT 2024

bond issued by Khan Bank JSC, the first green bond program on the Mongolian Stock Exchange. The bond proceeds will provide green subloans to support MSMEs, particularly those owned or led by women. ADB’s investment will help the country’s banking sector achieve its green loan target of 10% by 2030. Meanwhile, ADB technical assistance is enhancing Mongolia’s financial market infrastructure, which will help develop the capital market, diversify financing sources, and boost resilience to boom-and-bust cycles.

Other significant reforms are essential for Mongolia to build a more resilient and diverse economy. Through technical assistance, ADB is helping improve how valuable natural resource revenues are managed by developing an operational framework for implementing new sovereign wealth legislation, advising on reforms for state-owned enterprises, and strengthening tax administration. Another technical assistance project, which expands on initiatives introduced under an ADB policy-based loan, is facilitating implementation of new legislation on public–private partnerships (PPPs) via training programs for government officials to develop and manage PPP projects more efficiently.

With domestic firms from the PRC increasingly venturing into global markets, ADB is providing analysis, policy advice, and training to help them manage potential integrity violations and corruption in international contracts. This technical assistance includes creating a handbook on business integrity standards and delivering training programs for PRC enterprises operating abroad. During 2024, ADB also partnered with the Xiamen National Accounting Institute and the Multilateral Cooperation Center for Development Finance to conduct the second Asia-Pacific Anticorruption and Integrity Forum in Xiamen, PRC. The forum, attended by 220 participants from the PRC and five other DMCs, assisted contractors and compliance professionals in the region to better understand and meet international anticorruption and integrity standards.
Green Growth Through Modern Agriculture

To realize the potential of Mongolia’s rural areas to become centers for green agribusiness, ADB committed $93 million and mobilized $138.6 million in cofinancing as the first tranche of a 10-year investment program.
Through training courses and agribusiness loans, the program will help herder groups achieve higher-value agricultural output while promoting sustainable farming practices that aim to reverse rangeland degradation.
These measures will benefit more than 176 herder cooperatives and 250 microenterprises, creating 3,850 jobs, including over 1,500 for women. The first tranche will focus on three aimags: Bayan-Ulgii, Khovd, and Uvs.
As with climate-friendly farming practices, embracing modern technology is key for Mongolia’s agriculture sector to thrive. ADB invested $57.1 million to help agribusinesses adopt low-carbon technologies that can boost processing and manufacturing and produce higher-quality meat and wool products for export.
The project will support at least 45 agribusinesses in purchasing raw materials from around 1,000 farmers and herders, which will improve the livelihoods of rural households and people working in primary processing. This investment will strengthen Mongolia’s food security and help reduce rural poverty by generating more than 1,500 jobs, at least half of which will go to women.

ADB also utilizes nonsovereign financing to promote higher-value agricultural industries in Mongolia. Through a local currency (togrog) equivalent loan of $16.3 million, the bank is supporting APU Dairy LLC to increase the company’s raw milk procurement and dairy processing capacity. The project will construct a new dairy factory in Ulaanbaatar and raw milk collection centers within a 450-kilometer radius, creating 320 new jobs. It will expand job opportunities for women and enhance the livelihoods of about 1,000 herders, who will be trained in sustainable, climate-resilient herd and pasture management.

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FINANCING SUPPORT IN 2024
$1.3 billion COMMITTED	$558.9 million DISBURSED	$292 million COFINANCED

The continuing post-pandemic recovery in tourism and stimulus from public infrastructure spending generated moderate economic growth in the Pacific in 2024.

Agriculture, mining, and consumer spending drove growth in Papua New Guinea (PNG), while a strong-performing tourism sector benefited Fiji and saw visitor arrivals increase in the smaller tourism-dependent economies. Vanuatu’s tourism industry, however, suffered a severe setback when Air Vanuatu entered a period of voluntary liquidation between May and October 2024. In Kiribati and Tuvalu, higher public investment stimulated domestic demand and drove economic expansion.

Despite generally improved growth across the Pacific, limited fiscal space, increasing debt burdens, and labor shortages caused by a relatively small workforce and significant out-migration continued to pose challenges for much of the region.

The Pacific’s vulnerability to disasters resurfaced during the year. In December, Vanuatu suffered a devastating earthquake, which resulted in a tragic loss of life and extensive damage. El Niño adversely affected water and food security in some Pacific developing member countries (DMCs). The Federated States of  Micronesia (FSM) declared a state of emergency in response to severe drought conditions, while drought in Tonga led to reduced agricultural yields and elevated food prices.

ADB responded to the region’s socioeconomic and environmental challenges by committing a record $1.3 billion for its Pacific DMCs in 2024, including $449.8 million in climate finance. The Asian Development Fund (ADF) remained a major source of ADB’s financial support for its Pacific DMCs, comprising $494.9 million of its commitments.

ADB’s assistance in the Pacific centered on significant investments to install modern and climate-resilient infrastructure and systems to provide better, safer, and more reliable water and sanitation services for people in the region. The bank also invested substantially in helping its Pacific DMCs shore up energy security and continue their energy transitions by financing infrastructure for renewable energy.

At a broader level, to spur more resilient and sustainable economic growth, ADB utilized policy-based loans and technical assistance to shape and accelerate critical public sector reforms in several Pacific DMCs. Climate change and gender considerations were integrated throughout ADB’s Pacific portfolio.

32	ANNUAL REPORT 2024

Ensuring People’s Well-Being and Empowerment
In 2024, ADB provided wide-ranging support to build more resilient and prosperous communities across the Pacific, with a focus on women and girls and vulnerable groups. Aided by its knowledge work, the bank invested significantly to address gender-based violence (GBV), improve secondary education, expand access to clean water and sanitation, and make travel safer.

ADB also provided strong support for disaster response and recovery. The bank committed $41.8 million in further financing for the Pacific Disaster Resilience Program, with the additional funding earmarked for the Cook Islands,the Marshall Islands, the FSM, Tuvalu, and Vanuatu. The program offers quick-disbursing and flexible funding for immediate relief and early recovery while also supporting climate and disaster risk management reforms, including health emergency preparedness. During 2024, $6 million was disbursed from the program to support drought relief efforts in the FSM, addressing water and food shortages that impacted over 21,000 people. Another $5 million was disbursed as part of ADB’s support for the Government of Vanuatu’s emergency response in the wake of the December 2024 earthquake.

Closing Gender and Education Gaps
In the Marshall Islands, women face considerable risk of GBV and, along with many youth, high unemployment rates. Responding to these issues, ADB committed a $19.7 million ADF grant to improve the lives of vulnerable women and at-risk youth in Majuro and neighboring islands. The project will create a dedicated women’s center with climate-resilient and disability- accessible features, construct a childcare center and family-friendly learning space for young mothers in the College of the Marshall Islands, and establish operating spaces for local organizations that provide GBV support services. It will also deliver regular training programs on financial literacy, computer skills, and GBV prevention for vulnerable women and youth.
In Fiji, ADB delivered a comprehensive training program for the judiciary to better protect Fijian children involved in GBV legal proceedings. Partnering with the United Nations Children’s Fund (UNICEF), the training focused on helping judicial officers fulfill their duty to ensure the best interests of all children who come before the courts, whether as a complainant, witness, or offender in criminal proceedings, or as a party in family and civil proceedings.

Gaps in education also remain a concern across the Pacific. In Vanuatu, for instance, only 2% of people aged over 15 hold qualifications beyond high school and 43% of young people are not in education, employment, or training. In 2024, ADB provided a $16.4 million ADF grant to enhance vocational training at the Vanuatu Institute of
Technology’s campuses in Port Vila and Malampa Province, benefiting at least 1,300 students annually. Supporting new courses, better equipment, and staff development, the project will also build a disability-accessible classroom, two general classrooms, and a specialist art studio, powered by a newly installed solar and battery system. The grant will additionally help the institute mainstream gender equality, disability, and social inclusion in its governance policies and procedures and its courses.

Solutions for Better Living
Many people across the Pacific still lack access to essential services such as clean water and modern sanitation. Common issues in small island developing states include frequent water supply interruptions; lack of quality sanitation facilities and infrastructure; poor waste management; and high exposure to flooding, typhoons, and other natural hazards.

During 2024, ADB furthered its collaboration with the Pacific Water and Wastewater Association to promote regional knowledge sharing. Through the Pacific WASH Webinar Series, governments were able to explore topics such as equitable water tariffs, utility–landowner partnerships for reliable water sanitation and hygiene services, and desalination options for emergencies and remote areas. More than 100 participants from 13 Pacific DMCs, including representatives from 11 water utilities, attended the webinars.

TOP FIVE SECTORS FOR ADB COMMITMENTS IN THE PACIFIC IN 2024
38% Transport	25% Public Sector Management	16% Water and Other Urban Infrastructure and Services	10% Energy	6% Agriculture, Natural Resources, and Rural Development

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In Nauru, an island of only 21 square kilometers and 2,260 households, ADB provided a $37.5 million grant to fund the construction of the country’s first reticulated water supply system, which will serve more than half the population. The project will improve sanitation services by constructing a septage treatment plant and will modernize waste management by building an organic composting facility and a recycling center. It will also help develop a plan to enhance Nauru’s solid waste collection and drop-off system, including specific measures to ensure women’s safety and convenience.

Tuvalu will also benefit from its first reticulated water supply system through a $7.3 million ADB grant and $8.9 million in cofinancing. The new system will be built in the capital, Funafuti, and provide safe, piped water to more than one-third of the country’s households. In addition, the project will construct a sewerage plant and upgrade sanitation facilities, including with gender-friendly design features, in at least 60 public buildings (including health centers and schools) across the atoll, benefiting more than 90% of all households. ADB’s financing will also help expand the reach of a public awareness campaign on water, sanitation, and hygiene practices and services.

Improving Community Connections
With more than 330 islands and numerous remote villages, keeping Fijians connected to essential services, job opportunities, and social amenities is an immense challenge. The country’s roads and bridges bear the brunt of frequent disaster impacts and growing climate change risks. In 2024, ADB committed a $134.5 million loan and grant package to replace four bridges—Lami, Medraukutu, Sabeto, and Viseisei—on Fiji’s biggest island, Viti Levu. The new bridges will be engineered to withstand earthquakes and floods and designed with enhanced road safety features. This latest investment builds on a decade of ADB support to improve transport infrastructure in Fiji and will further future-proof access to markets, schools, and health care for more than 700,000 people who live on Viti Levu.

Similar climate-related damage is evident on the road network in the FSM, with increasing safety risks posed by deteriorating road surfaces; inadequate drainage; and defective guardrails, signage, and lighting. To help ensure safe, reliable, and climate-resilient access to services for the FSM’s semi-urban and rural populations,ADB committed a $24.9 million ADF grant to upgrade 16 kilometers of roads across the states of Chuuk, Kosrae, Pohnpei, and Yap, and to replace a bridge in Yap. The project promotes gender-responsive and disability-inclusive engineering designs that will benefit more than 60,500 people.

Protecting the Planet
With its Pacific DMCs on the front line of the climate crisis, ADB supported climate action regionally and financed a suite of infrastructure projects in 2024 to scale up renewable energy. It also made substantial investments to sustainably manage critical natural resources, protect ecosystems, and conserve biodiversity.

Holistic Approaches to Climate Change
To support Pacific-wide knowledge sharing on climate change, ADB and the Asian Development Bank Institute brought together 89 government officials from 14 Pacific DMCs for a workshop in Sydney, Australia. Delegates discussed topics such as achieving their countries’ Paris Agreement nationally determined contributions, facilitating energy transition, and accelerating private sector engagement.

ADB’s pursuit of turnkey solutions to climate change is also evident in Samoa’s capital, Apia. Considering key issues around flood risk management, sustainable water supply, and renewable energy generation, the bank committed a $99.7 million ADF grant to support the construction of a multipurpose dam on Apia’s outskirts, with a capacity of 4 million cubic meters. A run-of-river hydropower plant will also be built, generating 2.12 gigawatt-hours of electricity a year while avoiding about 1,668 tons of greenhouse gas emissions annually. To mitigate the environmental impacts of the dam’s construction and operation, a dedicated trust fund is being established to fully offset any biodiversity losses and fund additional biodiversity protection and enhancement activities. The project will additionally train local communities on gender-responsive disaster risk reduction and management.

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Driving the Region’s Energy Transition
ADB provided financing and knowledge support in 2024 to help its Pacific DMCs reduce reliance on fossil fuels and shift to renewable power supply sources.

Fostering long-term action in energy generation and transmission, ADB supported 21 representatives from Pacific power utilities to attend a regional power association conference in Tonga during 2024. These officials were exposed to the latest trends and issues in the energy sector, including how to accelerate the Pacific’s clean energy transition.

ADB complemented its support for the conference with technical assistance for Niue to improve its power network efficiency and reliability and help the government progress toward its target of 80% renewable energy by 2025. The bank will support Niue’s power utility in developing an asset management system and establishing data protocols for analyzing power network operations. It will also provide training and mentorship for utility staff to improve decision-making and overall operational efficiency and establish an internship program for students, with dedicated positions for women.

In Solomon Islands, virtually all grid electricity is diesel- generated with renewables making up only about 2% of the energy mix. In 2024, ADB signed a $15 million loan and grant package to install a 9-megawatt grid-connected battery storage system in Honiara. The investment will also finance two new solar farms in Guadalcanal and Malaita provinces and pilot a business model for rooftop solar systems in two regional schools. The new energy infrastructure is expected to avoid 5,600 tons of greenhouse gas emissions annually. Additionally, the project will provide technical support for the country’s energy reforms, including a transformation plan for the state-owned energy utility and gender-inclusive energy regulations.

Similar diesel reliance in Kiribati saw ADB build on a 2020 investment to continue transforming the country’s energy sector into a lower-carbon, more climate-resilient system. The bank committed a further $24.9 million ADF grant in 2024 to finance a floating, 4-megawatt photovoltaic system in the main port, Betio, along with 30 kilometers of high-voltage transmission lines. The project will also support electric reef regeneration, electric vehicles and boats, and associated charging stations.

Balancing Natural Ecosystems and Communities
ADB remains committed to protecting the Pacific’s unique natural ecosystems and biodiversity while assisting communities reliant on primary industries.

In 2024, the bank provided technical assistance to help its Pacific DMCs employ a holistic approach for sustainably managing the agriculture and fishery sectors, which will enhance flood control and better protect vital aquatic and coastal resources. Focusing initially on Fiji, Kiribati, Palau, PNG, Samoa, Tuvalu, and Vanuatu, ADB will conduct sector assessments and diagnostic studies and provide implementation support for at least six integrated climate–food–nature projects.

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Meanwhile, ecological protection is particularly urgent in PNG, where forests are rapidly dwindling due to unsustainable management and increasing population pressures. ADB is administering a technical assistance project, funded by the Japan Fund for Prosperous and Resilient Asia and the Pacific, that will support the expansion and better management of protected areas,and promote sustainable logging practices, afforestation, and ecotourism. The bank will work with at least seven forest communities to prepare conservation and management plans and assess local infrastructure needs. Training for communities and government officials will focus on sustainable livelihoods and biodiversity management, monitoring, and reporting. The project will also explore opportunities for local communities to benefit from forest revenues, including carbon credits.
Building Prosperous Economies
Many Pacific DMCs are implementing reforms to bolster their capacity to cope with economic shocks, manage disaster risks, and deliver better public services.
In 2024, ADB sought to advance these reforms through technical assistance and policy-based financing, while also dedicating resources to increase the role of smaller businesses in generating sustainable and inclusive economic growth.

Ensuring Economic Stability for Future Growth
Greater fiscal and debt sustainability is key for many Pacific DMCs to achieve their economic and climate ambitions.

In support of this, ADB provided a $10 million policy- based grant and mobilized $12.8 million in cofinancing to accelerate reforms that will strengthen Tonga’s financial health and increase resources for disaster response and broader social protection. The grant has helped the Government of Tonga implement key aspects of its new public financial management legislation, including establishing public debt limits and debt management plans and enhancing regulations to improve tax compliance. It has also streamlined social protection delivery by developing an overarching framework and registry.

In Palau, where the government aims for a fiscal surplus of 1% of gross domestic product and a 10% increase in climate financing by 2026 (compared to 2021),

36	ANNUAL REPORT 2024

ADB committed a $12.5 million policy-based loan, which has supported assessments and action plans for public financial management reforms. The investment is also helping strengthen planning processes to incorporate climate change considerations, including gender measures, into national development planning.

While maintaining sustainable debt levels, by 2026, Nauru aims to secure a 5% increase in customs revenue, improve social protection, and enhance the governance of state-owned enterprises (SOEs). To assist, ADB committed a $5 million grant that has helped finalize a debt action plan, improve debt transparency, and create new regulations and systems for customs administration. It also supported a new policy and fund to bolster disaster response and promote climate-resilient development along with a framework for strengthening the governance of SOEs, including measures to increase leadership roles for women.

In the Marshall Islands, ADB provided a $3.8 million grant as additional financing for ongoing public financial management reforms. The project will review tax policies and administration to elevate domestic resource mobilization and formulate value-added-tax policies and related legislation. It will improve the governance of SOEs and help integrate gender considerations into national and subnational budgeting.

Strategies to Expand Climate Finance
Increasing climate and disaster risks threaten Fiji’s long-term socioeconomic development. Under its more favorable lending terms for small island developing states, as approved in 2023, ADB committed a $70 million policy-based loan to help the Government of Fiji create more fiscal space for public spending, including on climate action. Complemented by $166 million in cofinancing, ADB’s investment is helping enhance tax administration and has formulated a medium-term debt management strategy. It also supports new guidelines for integrating climate and disaster risk considerations and gender responsiveness into the budgeting processes of all 28 ministries and departments.

The more favorable lending terms for small island developing states are also supporting reforms to bolster climate and disaster resilience in the Cook Islands. As the first phase of a longer-term program, ADB provided a $28.7 million policy-based loan to strengthen the country’s fiscal buffers. Among other administrative and legislative reforms, the program aims to improve the Cook Islands’ environmental management and foster more climate-responsive utilities, as well as use sex- disaggregated data in policymaking. It will also create a sovereign wealth fund with provisions to support women’s representation on the board.

Inclusive Growth Through Smaller Businesses
Small and medium-sized enterprises (SMEs) are vital for economic development and poverty reduction in the Pacific, but these businesses often struggle to access credit because of perceived risks and collateral limitations.

In response, ADB technical assistance is providing an innovative platform to identify and fund promising SMEs in Pacific small island developing states; mobilize risk capital for emerging enterprises; and pilot revenue-contingent, reimbursable grants. This assistance aims to increase financing for SMEs that have the potential to create sustainable and inclusive local industries. Initially, the platform has explored and conducted due diligence on business opportunities in Fiji, Niue, and Samoa. As of the end of 2024, the platform had provided funding for its first two SMEs, both in Fiji.

Also for Fiji, ADB committed the local currency (Fiji dollar) equivalent of $4 million as a nonsovereign loan for Merchant Finance Pte Limited to expand their lending operations for SMEs. With support from the Women Entrepreneurs Finance Initiative, at least 75% of the proceeds will go to women-owned SMEs.

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FINANCING SUPPORT IN 2024
$8.9 billion COMMITTED	$6.6 billion DISBURSED	$3.8 billion COFINANCED

Across South Asia, economic growth trajectories for most countries remained strong in 2024.

India's economy benefited from robust domestic consumption fueled by rising incomes, strong investment in infrastructure, and solid growth in manufacturing and service industries. Bhutan's increased government spending, additional electricity generation, and higher tourist arrivals supported solid growth, while improved agricultural output, a rebound in tourism, and growth in hydropower production fueled Nepal's economic expansion. Sri Lanka's economy grew for the first time since its sovereign debt crisis crippled the economy in 2022, and access to basic services improved for many of the country’s poor and vulnerable people.

Growth in Bangladesh moderated during the latter part of the year as the burden of prolonged inflation was exacerbated by social unrest and political instability, which also resulted in the appointment of an interim government in August. In Maldives, growth in tourism was outweighed by lackluster performance in construction and fisheries, while soaring public debt and dwindling foreign exchange reserves posed growing risks.

Inflation across South Asia moderated during 2024, reflecting the effects of monetary policy tightening throughout the region and declining global food and energy prices. However, climate change caused adverse socioeconomic impacts. In Nepal, dozens of people died and more than 500,000 were displaced due to catastrophic floods and landslides in September. The disaster also caused widespread damage to critical transport and other infrastructure.

ADB provided strong support in 2024 to help its South Asian developing member countries (DMCs) pursue sustainable, inclusive, and climate-resilient growth.
The bank committed $8.9 billion across the region, comprising $7.4 billion in sovereign financing and $1.5 billion for nonsovereign investments, and including $4.5 billion in climate finance.

ADB made significant financial commitments to build infrastructure, most notably in health, transport, and energy. It also invested directly to enhance the livelihoods of rural people by improving their climate resilience, strengthening food security, and expanding access to critical services. More broadly, policy-based loans and other forms of support provided during 2024 are helping create more robust and sustainable economies, driven largely by improved public financial management and more attractive environments for private sector investment.

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Ensuring People’s Well-Being and Empowerment
Throughout 2024, ADB worked with its DMCs in South Asia to lift people out of poverty and build resilience against future shocks. The bank’s new investments are strengthening the region’s social safety nets and improving critical infrastructure and systems to develop more sustainable health, education, water, transport, and energy services, while creating better jobs and other livelihood opportunities.

Prioritizing Inclusive Development
India is home to around 22 million micro, small, and medium-sized enterprises (MSMEs) owned by women. However, access to finance remains a major barrier to MSME growth in the country, particularly for businesses owned or led by women. In 2024, ADB committed a $100 million nonsovereign loan package for SK Finance Limited (SKF) that includes up to $80 million for onlending to MSMEs. The project specifies targets for SKF to increase the share of businesses owned or led by women in its MSME loan portfolio to 65% by 2028 and to finance at least 32,000 such MSMEs by the same year. As part of the project, SKF will develop and adopt a gender and diversity policy, train every staff member on gender equality, and increase its proportion of women employees.

In Bhutan, people with disabilities remain vulnerable, facing mobility challenges, low access to support services, and limited employment opportunities, with other vulnerable people confronted by similar issues. In response, ADB is administrating a $2.6 million grant from the Japan Fund for Prosperous and Resilient Asia and the Pacific to assist the Government of Bhutan in developing more inclusive policies for health care and employment. The grant will help establish an integrated business center and clubhouse with inclusive features in the capital, Thimphu, while delivering training programs for civil society organizations on topics such as nondiscrimination advocacy, financial management, and resource mobilization.
ADB is also supporting broad social protection in Bangladesh, where higher energy and commodity prices have pushed many people into poverty. In 2024, the bank committed a $250 million policy-based loan to help the Government of Bangladesh expand its social protection schemes and implement reforms to increase efficiencies and better identify beneficiaries, so those most in need receive adequate support. The loan will help consolidate social protection programs that have similar purposes while expanding both the widow allowance program and a key livelihood program to reach an additional 250,000 vulnerable people. It will also help expand the reach of a program supporting women entrepreneurs and improve governance of an employment injury scheme pilot.

New Financing for Health and Education
In rural parts of India’s western state of Maharashtra, issues such as doctor shortages and inadequate facilities have contributed to concerning health outcomes, most notably high maternal and infant mortality. To address these issues, ADB provided $500 million to support Maharashtra’s state government in creating a modern and holistic health care and medical education system. The financing will help construct four medical colleges alongside new tertiary teaching hospitals in four underserved districts, increasing hospital capacity by 2,000 beds and recruiting at least 500 new doctors. The new medical colleges and hospitals will serve a population of more than 3 million.

ADB is also helping India’s Meghalaya state government provide better access to quality education and skills training, including for disadvantaged youth. Through a $64 million loan signed in 2024, the bank is supporting infrastructure upgrades to 65 secondary schools and 10 industrial training institutes and the establishment of a skills and innovation hub in Shillong city. In partnership with academic institutions and industry, the project is also supporting improved curricula and training as well as the use of digital learning tools to help more than 25,000 students (at least half of them female) develop more market-relevant and entrepreneurial skills.

TOP FIVE SECTORS FOR ADB COMMITMENTS IN SOUTH ASIA IN 2024
24% Finance	21% Water and Other Urban Infrastructure and Services	17% Energy	11% Public Sector Management	9% Agriculture, Natural Resources, and Rural Development

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Supporting Rural and Remote Communities
Remote communities in Nepal’s Karnali and Sudurpashchim provinces suffer widespread poverty due to a reliance on subsistence agriculture, an increasingly harsh climate, and severe water shortages. In 2024,ADB committed a $30 million loan and grant package to improve life for 50,000 households in 24 municipalities across the two provinces. The project will work with more than 600 forest user groups to create new income opportunities via training programs on ecotourism, high-value medicinal plants, and non-timber forestry products. This includes dedicated support for women entrepreneurs. To mitigate water scarcity, the project will finance small-scale water systems and gravity- fed irrigation. It will also support communities and government officials in collaborating on the preservation and sustainable use of natural resources covering about 200,000 hectares.

Across South Asia, reliable roads are a lifeline for remote communities. In 2024, drawing on more than 2 decades of support for India’s flagship rural roads program, ADB released a report on the transformative benefits of enhanced rural connectivity. To inform future rural road investments in India and other DMCs, the report provides detailed insights on critical success factors, including the need for effective gender strategies.

Cleaner and Safer Urban Living
India’s fast-growing cities need clean, safe, and inclusive public transport to enhance quality of life, especially for women, girls, and poorer residents. In 2024, ADB utilized sovereign and nonsovereign financing to modernize and future-proof the country’s transport networks.

Helping citizens of Nagpur avoid excessive travel delays and pollution, ADB committed a $205.6 million loan and mobilized $227.2 million in cofinancing to expand the city’s metro rail network. The financing will help build 43.8 kilometers of elevated metro rail corridors, including 32 new stations interconnecting with other transport modes. To ensure efficiency and safety, especially for women and girls, the project will employ automated ticketing, real-time travel information, and computerized security systems. The expanded network will cover new and growing parts of Nagpur, benefiting about 300,000 passengers daily by 2031 and creating around 1,500 operational jobs.

ADB also committed two nonsovereign loans for the total local currency (Indian rupee) equivalent of $43.3 million to expand electric bus (e-bus) services in India’s Haryana and odisha states. The two investments, implemented through public–private partnerships (PPPs), will help fund the procurement, operation, and maintenance of 200 e-buses in odisha and 450 e-buses in Haryana, serving about 56,500 people daily. The loans will also fund the construction of 120 e-bus charging outlets. To ensure the safety of passengers, especially women and girls, the e-buses will be equipped with centrally monitored closed- circuit television cameras while e-bus drivers will be trained on safety response protocols.
Protecting the Planet
ADB is helping its South Asian DMCs create the critical infrastructure needed to build resilience to climate change, ensure a more food-secure future, and accelerate the clean energy transition. Policy and knowledge support was also provided during the year to unlock opportunities for climate action, including by the private sector.

An example of ADB’s holistic approach to climate action is taking place in Nepal, one of the world’s most climate- vulnerable countries. With critical climate investments falling well short of what is needed, ADB committed a $100 million policy-based loan to help Nepal develop the policies, laws, and institutional arrangements that will provide a more secure future for its people. The loan aims to improve development planning and implementation by promoting the Green, Resilient, and Inclusive Development (GRID) approach in critical areas such as sustainable water management, disaster preparedness, renewable energy, and biodiversity conservation.

Resilient and Food-Secure Communities
Most of Maldives’ islands and atolls are less than 1 meter above sea level, making them highly vulnerable to floods, coastal erosion, sea-level rise, and damaging cyclones. In 2024, ADB provided an $18 million Asian Development Fund (ADF) grant and a $4 million loan to improve the country’s climate resilience. The project will upgrade

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critical weather monitoring and early warning systems by installing a new radar system in the capital, Malé, and repairing the existing one in Addu City. It will also enhance flood protection for 10,000 people on Kulhudhuffushi Island by constructing stormwater drainage infrastructure and restoring mangrove forests. To reduce food security risks from disaster events, the project will train more than 2,000 households on climate-smart urban farming techniques such as vertical farming in the Haa Dhaalu and Addu atolls.

In Nepal’s Terai region, droughts are a major cause of agricultural losses. In response, ADB provided a $125 million loan and grant package to expand irrigation systems in Madhesh Province, one of the country’s poorest rural areas. The project will construct a network of 500 deep tube wells and 900 kilometers of underground pipes, supported by electricity distribution networks and prepaid smart meters. By tapping into renewable groundwater sources, the new infrastructure will provide year-round water supply for about 22,000 hectares of farmland. ADB will also support training for farmers, including programs specifically for women, to promote more climate-resilient and diversified cropping practices. The project is expected to boost the incomes of more than 120,000 farmers.

Bangladesh’s food security depends on edible oils, a staple source of fat in people’s diets, along with oilseed cakes, which are an important source of protein in animal feed. Helping shore up supply of these commodities, ADB signed a nonsovereign loan of $10 million and mobilized $36.2 million in cofinancing for Rupshi Seed Crushing Limited to construct an energy-efficient, multi-oilseed crushing plant in Narayanganj District. Replacing an older facility, the new plant will enable the company to sustain operations during crop failures by efficiently switching between oilseeds such as soybean, canola, and sunflower. While maintaining production capacity at 3,000 tons per day, the new facility is expected to save 1.3 million cubic meters of steam and avoid about 1,700 tons of greenhouse gas (GHG) emissions annually.

Ramping Up the Energy Transition

ADB is supporting critical reforms to the power sector in Sri Lanka. The bank’s $100 million policy-based loan, committed in 2024, will assist the country in overcoming a lack of private sector investment in renewable energy generation, and improve the financial sustainability of energy utilities. ADB support will contribute to ongoing efforts to unbundle state-owned electricity utilities into independent corporate entities responsible for generating, transmitting, and distributing electricity. The investment will also help develop corporate governance frameworks, implement a new energy tariff policy to improve financial sustainability, and promote gender and social inclusion in the energy sector. Technical assistance will support program implementation; capacity building of electricity companies, especially in developing their business plans; and creation of overarching power system development plans.

Bhutan’s energy security is also a growing concern because of rising demand and insufficient supply, particularly during winter when hydropower output decreases as rivers run lower. Through a $30 million loan signed in 2024, ADB is helping Bhutan diversify its energy supply by installing solar

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photovoltaic systems on the rooftops of 1,500 public buildings across Thimphu, Paro, and other regions. These systems are expected to generate up to 35 megawatts of solar power. The investment will also promote new solar technologies through a pilot project and deliver training programs that particularly encourage women and young people to build skills in business areas related to solar energy.

Reflecting a decade’s support to reduce diesel energy generation in Maldives, ADB released a report detailing benefits of the shift to hybrid renewable mini-grid solutions, with key lessons for other small island developing states. Maldives’ clean energy transition was also the topic of a side event at the 29th Conference of the Parties, where ADB and the Government of Maldives launched a national energy road map for 2024−2035 and presented opportunities for private investment in low- carbon development.

Building Prosperous Economies
In 2024, ADB emphasized assistance for South Asian DMCs seeking to reinforce and reshape their economies. This included support for policy reforms to improve public sector management, investments to expand employment, initiatives to attract greater private financing for development, and specialist knowledge on digital transformation opportunities.

ADB provided holistic support to Bangladesh, where economic diversification, greater public financial resources, a stronger investment climate, and improved governance are needed to nurture economic resilience and competitiveness. In 2024, the bank committed a $597.2 million policy-based loan to help boost domestic resource mobilization and enhance the country’s business environment. The program will support measures for improving tax collection, rationalizing public expenditure, simplifying business regulations, promoting a new national logistics policy, and modernizing customs processes. ADB’s support will help bolster Bangladesh’s fiscal sustainability, foster greater private investment, and create jobs in new industries.

A Focus on Private Enterprise
Bangladesh’s journey to become the world’s second-largest garment producer and exporter holds valuable lessons for other DMCs. Drawing on this experience, ADB published a paper paper that shows the benefits of foreign direct investment, including how international companies can foster local organizational capacity, champion gender equality, create necessary infrastructure, and help inform market-supporting legal frameworks and government systems.

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Complementing this knowledge work, ADB provided a $20 million nonsovereign loan and mobilized the equivalent in cofinancing for Ananta Knitwear Limited to construct a new knit-fabric factory in the city of Narsingdi, Bangladesh. The new factory will feature water- and energy-efficient fabric processing equipment, helping avoid at least 4,900 tons of GHG emissions annually. It will generate 1,000 jobs, with management positions and other roles earmarked for women, including those with disabilities. Childcare services and private spaces for breastfeeding will also be provided.

In Sri Lanka, the economic crisis of 2022 left many small and medium-sized enterprises (SMEs) reeling, causing job losses that pushed many families into poverty. Responding to these hardships, ADB committed a $100 million loan in 2024 to significantly enhance SME access to finance. under the project, $50 million will be provided to 13 financial institutions to establish a line of credit for at least 2,100 SMEs in exports, tourism, technology, agriculture, and manufacturing. The project will also establish a $50 million credit guarantee institution, including dedicated coverage for businesses owned or led by women.

Investing to Resolve Infrastructure Deficits
Private sector investment and PPPs need to be prioritized to help overcome India’s huge infrastructure deficit and close its $1 trillion gap in climate financing. During 2024, ADB released a report reviewing the country’s PPP landscape and exploring innovative PPP models that can foster greater infrastructure investment in sectors such as transport and energy.
To help the Government of India ramp up private sector investment in environmentally sustainable infrastructure, ADB signed a $500 million loan with state-owned India Infrastructure Finance Company Limited (IIFCL). The bank’s support will help IIFCL raise about $7.5 billion from domestic and international capital markets. With ADB’s assistance, IIFCL will support at least 20 new infrastructure projects targeting areas such as disaster risk reduction, health care, and urban development. This new infrastructure will, by 2031, avoid at least 100 million tons of GHG emissions annually.

In Nepal, outdated and inadequate electricity infrastructure hinders sustainable development. In 2024, ADB provided a $311 million loan and a $30 million ADF grant to help modernize and expand the country’s power grid. The project will finance 290 kilometers of additional transmission lines, expand and rehabilitate distribution infrastructure, and construct an 8-megawatt solar-power facility in Karnali Province. The ADF grant will help Nepal’s electricity authority staff sharpen their skills, deepen their knowledge, and access technologies to engage in regional power trading, enhance project and financial management, and roll out a smart meter program.

Digitalization for Development Progress

Digitalization is essential to improve public service delivery, achieve cost efficiencies, and drive growth and innovation in DMCs. During 2024, ADB shared vital knowledge to help spur digital transformation in South Asia and beyond. To inspire other DMCs, the bank published a brief showcasing India’s successful adoption of a unified payments interface. The brief revealed how the interface ignited a digital payments boom that boosted financial inclusion, especially for rural populations and women; lowered the cost of financial transactions; and improved the efficiency of government services. In support of Nepal’s digitalization efforts, ADB assessed the country’s digital readiness, focusing on sectors such as education, health care, energy, and agriculture and identifying potential areas to prioritize.

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FINANCING SUPPORT IN 2024
$6.2 billion COMMITTED	$4.9 billion DISBURSED	$6.6 billion COFINANCED

Economic growth across Southeast Asia was generally positive in 2024, with most of ADB’s developing member countries (DMCs) reporting stronger year-on-year performance.

Tourism recovery continued across the region while manufacturing exports rebounded. Public spending on large infrastructure projects spurred growth in Indonesia, Malaysia, and the Philippines. However, in the Lao People’s Democratic Republic (Lao PDR), Myanmar, and Timor-Leste economic expansion was hindered by political and economic uncertainties.

During the year, inflationary pressures moderated across Southeast Asia as global food and oil prices trended down. Despite this, food supply and prices remained a concern in some DMCs due to persistent food inflation and climate-related disruptions to agricultural production. Double-digit food inflation persisted in the Lao PDR and Myanmar as local currencies weakened against the United States dollar.

Severe weather events again contributed to economic losses. Super Typhoon Yagi caused extensive flooding across the region, with Myanmar and Viet Nam suffering fatalities and heavy economic losses in September.
In October, Tropical Storm Trami affected more than 7.9 million people in the Philippines.

ADB committed $6.2 billion in Southeast Asia in 2024, comprising $4.8 billion in sovereign financing and $1.4 billion in nonsovereign investments, and including
$2.5 billion in climate finance.

The bank utilized policy-based loans and other support to advance climate action in the region. This included financing and knowledge services to help build climate resilience and bolster food security in rural communities; improve the management of marine environments; and construct sustainable infrastructure for renewable energy, transport, and water and sanitation.

ADB also provided critical humanitarian assistance and invested in inclusive health care and social protection in several DMCs. Gender equality was advanced across the region and included targeted support for women entrepreneurs and initiatives to reduce gender-based violence (GBV). To help Southeast Asian DMCs build more robust and sustainable economies, ADB provided assistance that emphasized public financial management, digital transformation, and sustainable infrastructure.

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Ensuring People’s Well-Being and Empowerment
Throughout 2024, ADB supported vulnerable people across its Southeast Asian DMCs by working to relieve poverty and boost resilience through tailored investments and specialized knowledge work.

Vital Assistance at Critical Times
In September 2024, Super Typhoon Yagi and subsequent floods caused substantial damage across 26 provinces and cities in northern Viet Nam, affecting about 37 million people, with economic losses initially estimated at $2.6 billion. In response, ADB provided a $2 million grant to help ensure emergency humanitarian services for residents in the country’s northern region. This assistance helped affected people access basic medical and social services and other resources to rebuild their lives and livelihoods.

Effective 1 February 2021, ADB placed a temporary hold on sovereign project disbursements and new contracts in Myanmar. However, in May 2023 and again in November 2024, ADB approved special arrangements for grant financing to United Nations agencies to deliver humanitarian assistance to the people of Myanmar.

Protecting and Empowering Women and Girls
Women and girls in Cambodia face persistently high rates of GBV. In 2024, ADB provided a $10 million Asian Development Fund grant and mobilized
$9 million in cofinancing to improve the quality and outreach of the country’s GBV response services.
The project will help refurbish three shelters for survivors of domestic violence, train at least 450 frontline GBV service providers, and develop community-based GBV prevention programs, including in schools. Working with multiple ministries, the project will update Cambodia’s legislation on domestic violence and strengthen legal and institutional frameworks toward the national target of zero GBV by 2030.

Through its Law and Policy Reform Program, ADB worked with the Timor-Leste Prosecutor General’s Office to publish a handbook on combating GBV. The handbook aims to help prosecutors, officials, and law enforcement agents investigate GBV more efficiently while respecting the dignity of victims and local cultural norms.

Unequal economic opportunities for women mean they often face higher rates of poverty and heightened risks of domestic violence. To support greater financial inclusion, ADB released a report exploring the role of fintech solutions for women owners of micro, small, and medium-sized enterprises (MSMEs). Focusing on Indonesia, the Philippines, and Viet Nam, the report provides recommendations to overcome low digital and financial literacy, and considers how digital lenders can better reach low-income women entrepreneurs.

ADB reinforced this knowledge work with two nonsovereign investments in Thailand, where 3.2 million MSMEs comprise 99% of the country’s businesses and provide nearly 72% of jobs. The bank signed the local currency (baht) equivalent of $150 million as a loan for Ngern Tid Lor for onlending to MSMEs in provinces outside Bangkok. At least 75% of the financing will be dedicated to businesses owned or led by women, with the remainder earmarked for agribusinesses. In addition, ADB made an equity investment of $40 million and mobilized $176 million in cofinancing for Thai Credit Retail Bank to expand its lending services to MSMEs, focusing on women entrepreneurs and underserved rural businesses.

In the Lao PDR, ADB committed $26 million to expand the government’s conditional cash transfer program and enhance the economic empowerment of vulnerable women. Targeting pregnant women and mothers of children aged under 2 years, ADB’s support will see at least 25,000 poor households across 16 districts enrolled for cash transfers. It will also establish the country’s first gender-responsive and climate-resilient poverty graduation program for rural women, providing them with livelihood grants, training in climate-resilient farming practices, and support on digital literacy and financial inclusion, among other measures.

TOP FIVE SECTORS FOR ADB COMMITMENTS IN SOUTHEAST ASIA IN 2024
23% Finance	21% Transport	16% Energy	14% Public Sector Management	12% Agriculture, Natural Resources, and Rural Development
SOUTHEAST ASIA	45

Tailored Support for Health and Education
The movement of people and goods between the six Greater Mekong Subregion (GMS) countries has driven economic growth but also generates health risks and challenges, especially in border areas. Addressing this issue, ADB provided $25 million to improve access to health services in the Lao PDR’s border provinces of Champasak, Phongsali, and Savannakhet. The project will upgrade facilities, equipment, and human resources in five hospitals and support community-based health services tailored to the needs of female and male migrant workers residing in and passing through each province. It will also establish an electronic medical records system, allowing continuity of care between hospitals and medical centers across the country.

Encouraging wider health cooperation in the GMS, ADB helped develop a medium-term health sector strategy for the subregion. Endorsed by GMS health ministers in October, the strategy focuses on financing, gender equality, and the impacts of migration and climate change on health systems.

In education, ADB provided much-needed assistance to Cambodia, where upper secondary enrollments remain at about 36%, partly because of inadequate school facilities and economic constraints. The bank signed an $80 million loan for a nationwide project that will construct 400 new classrooms in 23 schools to reduce overcrowding, while training more than 3,000 teachers in 259 schools to deliver “21st Century” student skills. The project will encourage education in science, technology, engineering, and mathematics (STEM) subjects and in priority fields such as digital economy and applied mathematics. It includes measures for students with learning disabilities through assistive technology in special education schools, training teachers in inclusive education, and developing an inclusive career guidance program.
Improving Lives in Rural and Urban Areas
Many of Timor-Leste’s rural communities endure poverty, food insecurity, and malnutrition, each of which could worsen as climate risks intensify. In 2024, ADB provided a $6 million Asian Development Fund grant and mobilized $24.1 million in cofinancing to improve life for 46,000 people living in rural areas of Manatuto municipality. In close collaboration with at least 30 village communities, the project will plan and implement investments to meet infrastructure needs and enhance agriculture and other livelihood opportunities. Local government officials and villagers will be trained on water-related infrastructure design, construction, and management; climate-resilient farming practices; and natural resources management.

In the Philippines, there is a looming shortage of about 6.5 million houses by 2030. To relieve supply issues for low and average income earners, ADB committed a nonsovereign loan of $5 million for Lhoopa, Inc.to build affordable housing in Cebu, Davao, and Luzon. The financing will enable the company to sell houses for the equivalent of about $15,000, primarily to Filipinos in jobs such as venue security, factory work, and teaching. ADB’s loan will support Lhoopa’s goal of delivering up to 8,000 houses annually by 2028.

Meanwhile, in the Indonesian cities of Mataram, Pontianak, and Semarang, about 96% of people live with inadequate sewerage facilities, causing serious health risks. In 2024, ADB committed $414.3 million to expand access to climate-resilient and safely managed sanitation services for about 2.5 million people in the three cities. The project will construct four climate-resilient wastewater treatment plants and approximately 200 kilometers of sewerage networks, based on citywide inclusive sanitation principles. ADB’s support will also strengthen the capacity of sanitation service operators to improve governance, digitalization, and asset management.
Protecting the Planet
ADB continues to spur climate action in Southeast Asia, with policy-based loans and other support in 2024 designed to scale up future climate investments by DMCs. The bank also provided direct financing for renewable energy facilities and supported rural communities in building resilience to climate impacts while creating a more food-secure future.

During the year, ADB facilitated the launch of the ASEAN Climate Finance Policy Platform, a regional initiative supported by ADB technical assistance that will assist

46	ANNUAL REPORT 2024

Southeast Asian finance ministries in tackling climate issues. Through policy dialogue, knowledge exchange, and specialized training the platform will equip finance ministries with the tools and knowledge to drive and sustain climate initiatives.

Building Resilience
Regularly battered by typhoons and other extreme weather events, the Philippines faces the highest disaster risk in the world. With the goal of reducing the country’s vulnerability to climate change and avoiding the damaging impacts of disasters, ADB provided a $474.6 million policy-based loan in 2024 to help the Government of the Philippines strengthen its climate action through policy reforms. This support will finance the deployment of climate technologies and mobilize investments in renewable energy, energy efficiency, climate-resilient agriculture, and nature-based solutions.

In further support for the Philippines, ADB committed $1.19 billion to facilitate the construction of nearly 30 kilometers of climate- and disaster-resilient expressway, including bridges and viaducts over waterways flowing into Laguna Lake southeast of Manila. The new expressway will enhance emergency access to areas vulnerable to frequent flooding and other disasters, enabling more effective rescue operations, reconstruction, and recovery following such events. Benefiting about 3.47 million residents, the expressway will also improve access to markets and public services and reduce peak- hour travel time between Taguig City in Metro Manila and Calamba City by 25%. The new infrastructure is expected to avoid more than 245,000 tons of greenhouse gas (GHG) emissions annually.

Innovative Approaches to Clean Energy
In 2024, ADB utilized sovereign and nonsovereign financing to accelerate Indonesia’s clean energy transition. The bank committed $496.2 million as a policy-based loan to establish a robust policy and regulatory framework and develop a comprehensive investment and policy plan for the country’s just and inclusive clean energy transition.
Other key measures include regulatory improvements for scaling up renewable energy capacity and initiatives to strengthen the capacity and governance of state- owned energy enterprises, particularly in areas such as gender equality.

The bank also provided a nonsovereign loan of $38.8 million and mobilized $53.8 million in cofinancing, including from a commercial bank, to expand Indonesia’s Muara Laboh geothermal steam facility in the province of West Sumatra. Under the financing, a new power generation plant will increase the facility’s capacity by nearly 83 megawatts while avoiding 433,980 tons of GHG emissions annually. The project is expected to encourage further investment by commercial banks in independent energy projects in Indonesia and beyond.

To inform policymakers and other stakeholders on clean energy investments, ADB evaluated the economic impacts of a 144-megawatt wind power project in Viet Nam’s Quang Tri Province. The study found that the plant’s construction created 1,574 jobs, injected $30 million into the local economy, and contributed $90 million to gross domestic product. In its operational phase, the investment has contributed $9.5 million to gross domestic product annually and provided 227 permanent jobs.

SOUTHEAST ASIA	47

With Thailand aiming to reduce its GHG emissions by 30% by 2030, ADB helped raise capital to bolster green development by supporting bond issuances.
The bank assisted the Ministry of Finance to issue the first sustainability-linked sovereign bond in Asia, which raised 30 billion baht (about $880 million). It also supported a state utility operator, Provincial Electric Authority, in issuing its first sustainability bond for 1 billion baht (about $35 million), which will finance renewable energy projects.

Strengthening Food Security and Nutrition

In the Lao PDR, high food prices and climate-related losses in agriculture have seen more than half of all households resort to food coping strategies. To shore up food security in a sustainable way, ADB provided $31.5 million in 2024, supporting more than 38,000 people in Vientiane and the central provinces of Bolikhamxai and Khammouan. The investment will help modernize irrigation networks for 2,500 hectares of farmland and introduce low-cost flood protection measures. Through research and education services, it will enhance dietary diversity and knowledge of income opportunities among farmers, at least 35%
of them being women. The project will also create demonstration farms for the growing of higher-value crops such as asparagus and other organic vegetables.

The financing package was complemented by an ADB report exploring how macroeconomic factors exacerbate the Lao PDR’s food and nutrition challenges. The report proposes holistic reforms to address infrastructure deficits, unequal education levels between women and men, persistent micronutrient deficiency, scant social assistance, and high climate vulnerability.
Building Prosperous Economies
During 2024, ADB again collaborated with its Southeast Asian DMCs to generate more sustainable and inclusive economic growth. The bank’s investments are helping improve public financial management and encouraging private investment to diversify economies and make them more competitive. ADB also invested widely in digitalization; more inclusive financial environments for smaller businesses, especially those owned or led by women; and the construction of infrastructure necessary for economic transformation.

48	ANNUAL REPORT 2024

Long-Term Strategies for Economic Sustainability
Public financial management defines a government’s ability to apply fiscal resources in delivering quality public services. In 2024, ADB committed a $500 million policy-based loan to help the Philippines strengthen the efficiency and governance of public funds and to attract private sector financing for public services. The investment seeks to lay the foundations for improving service delivery through fiscal discipline, digital transformation of public financial management systems, and public–private partnerships (PPPs). The program notably supports public financial management reforms in the Bangsamoro Autonomous Region in Muslim Mindanao, which has the largest pockets of poverty in the Philippines. This includes measures to enhance fiscal autonomy and accountability, which are helping advance the peace process in this fragile and conflict affected region.

ADB also provided a $50 million policy-based loan as part of ongoing assistance to help Cambodia address structural weaknesses in its economy. The loan supports reforms to make it easier to do business in the country and reduce trade barriers. The program aims to have 50,000 MSMEs formally registered in Cambodia’s online business registration system by 2027 and digitally secure necessary business licenses, permits, and certificates. In parallel, it will provide incentives and technological support for MSMEs, especially those owned by women, to expand into strategic sectors and move up the value chain.

Accelerating Innovation and Digitalization
Fostering innovation and digitalization among Cambodia’s MSMEs, particularly those in priority sectors such as tourism and food processing, ADB initiated technical assistance for the government’s Techo Startup Center. The bank will assist the center to implement a 3-year gender-responsive training and capacity development action plan, establish an online knowledge hub to improve MSMEs’ access to digital solutions, complete 500 digital diagnostics, and finalize 250 digital investment plans by 2028.

ADB is also supporting digital transformation in the Lao PDR, where debt payments absorbed 44% of the government’s revenue in 2022, constraining poverty reduction programs and social services. The bank committed $25 million in 2024 to digitalize taxpayer services and help increase tax revenues from 11% to 14% of gross domestic product by 2031. It will also support broader digitalization efforts for tax administration, including the uptake of computerized accounting, increased data analytics capacity, and a new tax academy.

Expanded Capacity for Tourism and Trade
After 65 years as the primary gateway to the Philippines, it is now difficult for Manila’s Ninoy Aquino International Airport to efficiently accommodate the more than 45 million travelers who pass through it each year. In response, the Government of the Philippines decided to partner with the private sector to address the airport’s critical infrastructure and capacity challenges. ADB helped prepare and structure a $2.1 billion transaction, ensuring the project’s financial viability and long-term revenue generation. The PPP will expand terminal facilities, upgrade runways, and optimize air traffic management, raising the airport’s capacity to 62 million passengers per year. These improvements are expected to boost the Philippines’ economy with better connectivity and increased tourism. To further the role of PPPs in meeting the Philippines’ sustainable infrastructure needs, ADB also provided a $30 million loan to help the government’s Public–Private Partnership Center develop up to 35 new projects by 2029.

SOUTHEAST ASIA	49

Throughout 2024, ADB continued to find new and better ways to serve its developing member countries (DMCs).

In September, the bank updated its corporate strategy by approving the Strategy 2030 Midterm Review. The review provides an ambitious new road map for ADB to scale up solutions to the complex challenges facing the Asia and Pacific region. It increases the bank’s focus on five key areas: climate action, private sector development, regional cooperation and public goods, digital transformation, and resilience and empowerment.

The road map sets new corporate targets, provides clearer guidance on prioritizing ADB’s operations, and commits the bank to specific actions that reflect changing regional needs. These actions include utilizing additional lending capacity under ADB’s updated Capital Adequacy Framwork and enhancing the bank’s knowledge management. The road map will also inform how ADB allocates staff and resources, and reports on projects.

Aligned with the strategic review, ADB approved its new corporate results framework  for 2025–2030. With outcome-oriented metrics linked to the Sustainable Development Goals and harmonized with other multilateral development banks, the framework enhances accountability, promotes innovation, and ensures ADB remains responsive to evolving development needs. It also integrates important new targets such as financing for private investment to reach $13 billion for the year 2030, and 40% of the bank’s committed sovereign operations will contribute to private sector development by 2030. Cumulative climate financing from 2019 to 2030 is expected to exceed $100 billion.

These changes align with ADB’s new operating model, launched in 2023, which seeks to expand ADB’s role in catalyzing private sector investments; strengthen its support for climate mitigation and adaptation; enhance its position as a solutions-driven development partner; and empower ADB Staff to be more responsive, agile, and client-focused.

During 2024, ADB continued rolling out the new operating model, transferring further sector and functional expertise into its resident missions. This decentralization process has enhanced the performance of country management teams and improved the bank’s ability to provide DMCs with targeted support.

ADB also introduced new regional operations planning, featuring regional work programs with updated performance metrics. Revised sovereign project administration and portfolio management processes have created a more transparent and accountable environment, helping teams manage and monitor operations more effectively.

Along with its commitment to digital transformation, ADB sought to further increase efficiencies by delegating more authority among staff in 2024. For nonsovereign operations, a risk-based approach to delegating authority is enabling faster, more flexible decision-making.
Nonoperational processes were also streamlined to give staff, particularly in resident missions, greater responsibility in finance and administrative areas.

50	ANNUAL REPORT 2024

Strategy 2030 Midterm Review: Sharpening ADB’s Focus on Five Key Areas

PROSPEROUS, INCLUSIVE, RESILIENT, SUSTAINABLE
ASIA AND THE PACIFIC

To deliver more coordinated support to its DMCs, the bank piloted integrated sovereign and nonsovereign functions in its sector operations, including agriculture, health, and finance. Teams developed joint work plans and collaborated on technical assistance, projects, and private sector-led policy roundtables. lessons from these pilots indicated more cohesive solutions for clients.

ADB is also scaling up lending to its most-vulnerable members. In 2024, the bank’s capital management reforms enabled an increase of 22% in annual allocation of concessional resources along with a 35% increase in net income transfers to the Asian Development Fund. The bank also began developing a capital utilization plan to ramp up its lending to DMCs over the next 10 years.

Improving Our Service to ADB Members
In 2024, ADB enhanced its support for DMCs by accelerating its digital transformation and further embedding sustainable procurement approaches.

Harnessing Digital Technology to Drive Transformation
ADB recognizes the potential of artificial intelligence (AI) to enhance its operations and deliver more innovative, efficient, and inclusive benefits for its DMCs. Through adopting a coordinated and responsible approach, the bank aims to apply AI to improve business processes, knowledge management, and corporate support functions.

In 2024, ADB accelerated its digital transformation by leveraging AI and advanced analytics. It developed
Genie, an AI tool designed to augment the bank’s research and knowledge work, and initiated its use for transport sector operations and audit, evaluation, and procurement functions. Another AI-powered tool, Navigator, was launched to help staff easily access curated internal content. By the end of 2024, over 1,000 staff were also using CoPilot, a commercially available AI-powered digital assistant. These tools boost staff productivity, enhance ADB’s enterprise knowledge, and help decision-making through near-instant availability of tailored information.

To fully realize the benefits of AI and minimize its risks, ADB is developing a framework for responsible AI use. The framework will provide robust controls to ensure AI is applied ethically, reliably, and securely, in alignment with the bank’s values, operational priorities, and code of conduct. It will also ensure data governance and clarify staff responsibilities when preparing AI-accessible content.

Other digital transformation highlights in 2024 included new software providing better access to project information to support improved decision-making and more efficient processing of sovereign operations. The bank also launched a “digital twin” framework to guide ADB Staff on using technologies to simulate the feasibility and design of infrastructure projects. Among other benefits, this will inform decision-making and costings for sustainable infrastructure investments in DMCs.

During 2024, ADB continued to develop staff to champion its digital transformation, with 27 personnel completing the Driving Digital leadership program, while a further 26 people were midway through the course by the end of the year.

ORGANIZATIONAL EFFECTIVENESS	51

Sustainable Procurement
Recognizing that procurement has a critical role in achieving sustainable development, ADB works closely with its DMCs to embed sustainable procurement principles throughout its operations and to support reforms in national public procurement systems and processes.

In 2024, ADB worked with other multilateral development banks to establish the Sustainable Procurement Resource Hub, which was launched in September. This AI-enabled online platform provides extensive resources to help DMCs and other developing economies worldwide implement sustainable procurement practices.

ADB also initiated procurement measures to improve the environmental sustainability of its investments. These included a pilot project integrating carbon measurement tools into five infrastructure projects. Drawing on lessons from the pilot, the bank aims to provide incentives for low-carbon development through its project procurement processes.

During 2024, ADB worked with 10 DMCs to finalize their procurement capacity development plans and delivered training on its procurement policies and procedures for 2,447 participants from 35 DMCs. Among these were 255 procurement practitioners from 31 DMCs who achieved certification under BuildProc, a program designed to professionalize procurement functions.

ADB initiatives such as BuildProc are producing tangible results. In the Pacific (excluding Papua New Guinea) during 2020–2024, 80% of contracts above $10 million were awarded using merit points to select the contractor, improving the quality of procurement outcomes.

Ensuring a Robust Resource Base
In 2024, ADB raised $33.1 billion through 149 borrowing transactions in 22 currencies, ensuring a diversified funding program that supports the bank’s operations through stable and low-cost funds.

The funding program included issuing large benchmark bonds in United States dollars, complemented by public issuances and private placements in various other currencies.

The bank scaled up its local-currency lending during the year to help DMCs mitigate risks from fluctuating foreign exchange rates, promote financial stability, and develop local capital markets. Five local-currency bonds were issued to finance projects in DMCs, with ADB debuting in the Kyrgyz som and returning to the Azerbaijan manat, Georgian lari, and Indian rupee (two bonds) markets. ADB’s local-currency loans totaled $657.8 million in 2024, up 29% from 2023. The bank also converted the local currency equivalent of $1.5 billion in existing sovereign loans, its first such conversions for government borrowers.

ADB’s thematic bonds continued to attract strong support from investors, with $5.1 billion issued across seven themes: blue, green, water, health, gender, education, and, for the first time, biodiversity and nature. Thematic bond issuances comprised 16% of the total borrowing program in 2024, up from 14% the previous year. The bond proceeds supported projects helping DMCs make progress on their sustainable development ambitions.

Enhancing Accountability and Assurance
The stability, transparency, and accountability of ADB’s operations are ensured through constant review of the bank’s internal systems and processes.

Risk Management
ADB proactively identifies and manages financial and nonfinancial risks to underpin its institutional and operational sustainability.

In 2024, the bank updated exposure limits for its operations portfolio to mitigate risks while optimizing lending capacity under its new Capital Adequacy Framework. These exposure limits define risk appetite and tolerance levels, helping ensure ADB maintains its AAA credit rating.

In line with Group of Twenty (G20) guidance, ADB published a report on callable capital. The report outlined circumstances that could lead ADB to make a capital call, the bank’s processes for doing so, and shareholders’ processes for responding. The report confirmed the extremely low probability of ADB ever needing to make a capital call, demonstrating the robustness of the bank’s financial strategies.

Furthering its commitment to transparency, ADB published a report analyzing its sovereign default and loss rates over 34 years. The report highlighted the strong credit performance of the bank’s loans to its DMCs, revealing that no principal, interest, or fees were lost from the more than $250 billion of sovereign loans extended since 1990.

ADB also continued to manage concentration risks in 2024, signing two new sovereign exposure exchange agreements for $2.5 billion with the Inter-American Development Bank and the African Development Bank.

52	ANNUAL REPORT 2024

Besides mitigating financial risks, ADB seeks to avert operational or nonfinancial risks. In 2024, the bank established its risk appetite and tolerance for 10 operational domains, including organizational resilience, and information and cybersecurity.

In related activity, enhanced systems and technologies were introduced to bolster cybersecurity and broader business resilience, helping protect critical data, maintain stability, and enable rapid recovery from disruptions.

Meanwhile, ADB strengthened its crisis management capabilities and was recertified for the benchmark international standard on business continuity. The bank delivered scenario-based training to equip country directors with the expertise to manage crises at their resident missions. At ADB headquarters in Manila, security contractors were upskilled to respond to emergencies, including fire outbreaks and structural collapses. The bank also moved to ensure operational and financial support to the Government of the Philippines in the event of a major earthquake in Manila impacting operations at its headquarters.
Internal Audit
During 2024, ADB’s internal assurance and advisory services strengthened processes and controls for sovereign and nonsovereign operations. These services also provided analyses to enhance decision-making on the bank’s capital expenditure program for information technology and to inform governance improvements for the bank’s policy architecture.

Audit support and guidance were provided to 13 ADB field offices to help identify improvements in their finance and administration processes, including procurement.

Accounting and Internal Controls
External auditors noted that ADB’s financial statements for 2024 were presented fairly in all material respects and that the bank maintained effective internal control over financial reporting.

Across the year, the bank conducted 30 seminars for borrowers on loan and grant disbursement and accounting, involving 920 participants from 15 DMCs.

The Independent Evaluation Department (IED) continues to provide insights and recommendations for improving ADB’s operations and strategic directions.
IED’s major evaluations during 2024 examined ADB’s investments in rural development and food security, its contributions to gender equality, and support for the South Asia Subregional Economic Cooperation Program. IED also evaluated the bank’s strategic approach to private sector operations and its technical assistance operations and completed a midterm evaluation of ADB’s Strategy 2030.
To help inform new country partnership strategies, IED completed country assistance program final review validations for Bhutan, Fiji, Maldives, Mongolia, Nepal, and the Philippines. It also validated over 200 projects.
IED also shared evaluation lessons and best practices throughout the year, producing topical papers on climate change, the transition from crisis response to long-term development, and global value chains.
In September, IED co-organized the 2024 Asian Evaluation Week in Shanghai, People’s Republic of China, which attracted 249 participants from 48 countries and covered topics such as digitalization, leveraging evaluation for organizational transformation, and regional public goods.
To enhance ADB’s use of lessons from evaluations, IED launched EVA, an artificial intelligence-powered cognitive search tool that extracts lessons from ADB evaluation documents, empowering users to conduct more in-depth analyses.

ORGANIZATIONAL EFFECTIVENESS	53

In June, it launched an e-learning course for stakeholders to familiarize themselves with the bank’s loan disbursement handbook, which attracted more than 3,700 registrants, the vast majority DMC government officials.

In October, ADB cohosted its regional public sector accounting forum in Manila with the International Public Sector Accounting Standards Board. Representatives from 19 DMCs learned about the latest accounting standards and best practices for improving government accounting frameworks. In November, the bank hosted representatives from 14 international finance institutions at its Manila headquarters to discuss challenges and opportunities for sustainability reporting.

Anticorruption, Integrity, and Ethics
In 2024, ADB strengthened how it manages integrity risks in its operations by enhancing policies and procedures and upskilling staff and external stakeholders.

The bank launched the pilot of its new integrity risk intelligence system, a data-driven solution that improves the capability of ADB to identify, assess, and manage integrity risks. It also published its Investigation and Enforcement Framework, which strengthens enforcement processes and bolsters due process protections when addressing allegations of integrity violations. New guidelines and training programs were introduced to enhance staff capability for conducting integrity due diligence.

ADB worked directly with implementing and executing agencies and other stakeholders in more than 30 DMCs to manage integrity risks, combat money laundering, and enhance tax transparency. The bank held
79 knowledge events, drawing 4,900 participants, and assisted governments in 16 DMCs to fight money laundering and enhance tax transparency standards.
Enforcing zero tolerance for fraud and corruption, ADB debarred 451 firms and 3 individuals, and cross-debarred 96 entities in 2024. It also provided 1,128 integrity advisories and issued 8 proactive integrity review reports to ensure specific operations facing integrity issues continue to be implemented.

ADB again upheld professional behavior and maintained expected standards within the organization and its wider community. In 2024, the bank received 204 alleged code of conduct violation reports and addressed 424 requests for guidance to prevent conflicts of interest involving staff. It resolved workplace concerns utilizing mediation and coaching and, when necessary, referrals for investigation, with five cases investigated and appropriate action taken.

In May, a mandatory online training program was launched for staff to deepen their understanding of the bank’s code of conduct, including responsibilities within and outside ADB and protocols for reporting unprofessional behavior.

Disclosure and Transparency
ADB’s Access to Information Policy guides the bank’s efforts to be transparent and accountable, including through timely responses to information requests made by the public.

The bank proactively disclosed 5,405 project documents in 2024. It also received 3,722 formal requests for information, with 3,237 of these deemed valid. ADB acknowledged 70% of the valid requests within the required 7 days and responded to 82% within the required 30 days. By the year’s end, the bank had responded to 94% of the valid requests.

Enhancing Environmental and Social Protection
ADB seeks to ensure the sustainability of its investments in DMCs by safeguarding people and the environment from potential adverse impacts.

In November, after an extensive multiyear consultation process involving over 4,600 stakeholders, ADB approved its Environmental and Social Framework.
Scheduled to replace the bank’s current safeguard policy in January 2026, the Environmental and Social Framework will provide stronger protection for communities—particularly disadvantaged or vulnerable people—and the environment, more effective and efficient management of project risks, and more rigorous attention to specific country needs. A new climate change standard supports minimizing greenhouse gas emissions and managing project-related climate risks.

54	ANNUAL REPORT 2024

The framework also strengthens the alignment of ADB’s environmental and social approach with other multilateral development banks, making it easier for the bank’s borrowers and other clients to understand and meet the requirements.

During 2024, ADB worked with governments and other clients to conduct environmental and social safeguards due diligence for 160 projects in 39 countries. These included 20 projects with the potential for significant adverse impacts and risks. To build knowledge and understanding about safeguards, ADB delivered 138 training courses that were attended by 2,544 DMC participants and 463 bank staff.

ADB also employed innovative safeguard technologies, utilizing AI-enabled systems to protect birds from wind turbines in Uzbekistan and advanced sensors to prevent elephants colliding with trains in Bangladesh.

Recourse for People Affected by Projects
ADB’s Accountability Mechanism provides an independent forum to respond to the concerns of people adversely affected by projects the bank has financed.

In 2024, ADB launched a formal review of its Accountability Mechanism Policy (2012) involving extensive multistakeholder consultations on improving the policy’s effectiveness in a changing development landscape.

During the year, the Accountability Mechanism received and processed 72 complaints about land acquisition, livelihood restoration, environment, consultation, damage to property, and safety issues. All complaints were rigorously assessed to determine the appropriate course of action.

After detailed analysis, 24 complaints did not meet the minimum requirements for further action; 31 were forwarded for problem-solving and 8 for compliance review; and 9 remained pending, awaiting additional information. Of the 31 complaints forwarded for problem-solving, 21 were deemed ineligible as they did not meet Accountability Mechanism criteria on good faith efforts, 9 were deemed eligible, and 1 is pending eligibility determination. Of the 8 complaints forwarded for compliance review, 4 were deemed ineligible, 1 is pending eligibility determination, 1 was out of scope, and 2 were withdrawn before eligibility determination. Ineligible cases were forwarded to relevant project teams for resolution.

For complaints received before 2024, ADB successfully closed four cases in Georgia and Pakistan. Demonstrating the value of the Accountability Mechanism, ADB’s independently appointed Compliance Review Panel issued its final monitoring report on a road project in Georgia, noting that all remedial and mitigation actions were fully implemented.

Across 2024, Accountability Mechanism training and learning sessions, including on approaches to address retaliation risks, attracted 394 participants from government agencies in Bangladesh, Georgia, India, Pakistan, the Philippines, Solomon Islands, and Uzbekistan. These events also involved 80 civil society representatives from five DMCs.

The bank also launched technical assistance to help executing and implementing agencies and private sector clients better understand and utilize mechanisms to resolve environmental and social safeguard complaints. Under the assistance, ADB will conduct outreach events with civil society organizations in 14 DMCs.

Fostering Career Development and a Safe, Flexible Workplace
ADB places enormous emphasis on ensuring the well-being and job satisfaction of every person employed by the bank. This means striving to create modern work environments, flexible conditions, strong career prospects, and amenities and policies that make all members of the ADB community feel welcome and included in the bank’s mission.

ORGANIZATIONAL EFFECTIVENESS	55

Workplace Transformation
Throughout 2024, ADB continued the multiyear transformation of its Manila headquarters, which accommodates about 5,000 personnel. Renovations were completed for one level of the 10-story building and work was initiated for another. These refurbishments create a more inclusive, healthier, and safer work environment by reconfiguring workspaces, improving structural integrity, and installing environmentally sustainable and energy- efficient systems.

To further reduce its carbon footprint, ADB switched energy suppliers in 2024 to ensure its headquarters complex is 100% powered by renewable sources.
Drawing on its 2023 baseline emissions study, the bank started work on an organization-wide carbon reduction strategy that includes its field offices, expanding on previous initiatives that focused only on its headquarters.

ADB continued modernizing its field offices to enhance staff well-being and productivity, promote local culture, and minimize environmental footprint. In 2024, the bank completed major relocations for the Cambodia and Georgia resident missions and initiated the relocation of its Pacific Subregional Office in Fiji.
The new Cambodia Resident Mission was awarded the prestigious Gold lEED certification for sustainability and energy efficiency.

Supporting Staff Under the New Operating Model
In 2024, ADB implemented measures to support the rollout of the bank’s new operating model. A further 60 staff were deployed to field offices to bolster the bank’s engagement with DMCs. An extensive program of briefings, workshops, coaching, and team-building sessions was implemented to build optimism, resolve issues, and strengthen trust and collaboration among departments and staff affected by changes under the new operating model.

ADB improved its recruitment approaches in 2024, adopting technologies to enhance human resource processes. This included using asynchronous (prerecorded) video technology, which has increased the number of candidates reviewed and made the hiring process more time efficient.

The bank continued to upskill and reskill staff via a comprehensive suite of e-learning and in-person programs. New programs in 2024 focused on professional, technical, and leadership skills in private sector development and climate change. During the year, 44% of staff attended at least one of ADB’s 95 in-person or online programs, with 96% of participants rating them positively. A further 49 senior staff engaged with global experts at Tufts University to complete the bank’s 5-month climate leadership course.

Under job architecture reforms, ADB approved a new and simplified job grading structure in 2024. Implemented on 1 January 2025, the new structure fosters clearer responsibilities for staff based on job scope and introduces an organizational structure with less hierarchy.

Staff Health and Well-Being

ADB conducted a comprehensive staff survey in 2024, enabling personnel to share their views on topics such as well-being, career development, and flexible work arrangements. The survey achieved a 94% participation rate (3,516 respondents) and revealed significant improvements in key measures of employee engagement and satisfaction. It showed that staff are highly engaged in ADB’s mission and committed to ensuring its success. It also identified areas for improvement, to which the bank’s leadership is considering appropriate actions.

As a related measure, ADB evaluated its work-from- home pilot policy, which it started in September 2022. The bank confirmed the same level of flexibility will apply for most staff from 2025 onward, with some adjustments for managers due to their client-facing and supervisory responsibilities.

In September, ADB held its annual Health, Wellness, Safety, and Resilience Fair, attracting over 2,000 people and promoting a positive work–life balance. Ongoing

56	ANNUAL REPORT 2024

staff well-being was again supported in 2024 by Mental Health Week events; Wellness Wednesdays, including sessions on parenting, physical wellness, and meditation; mental health programs for managers and supervisors; individual counseling; the employee assistance program; and the work of the bank’s “wellness champions.”

A Workplace for Everyone
ADB strives for a workplace where all staff can contribute fully to its organizational mission. In 2024, ADB started implementing priority measures under its plan for a more balanced workforce, focusing on attracting talent, bolstering recruitment practices, developing leadership, and enhancing organizational accountability. At the end of 2024, 40.3% of the bank’s international staff were women, making progress toward its target of 45% by 2030.

Based on recommendations from its 2023 workplace accessibility assessment, ADB also bolstered inclusion for people with disabilities. This included making physical spaces in the bank’s headquarters more inclusive via dedicated parking spots nearer entranceways, refurbished bathrooms, and new access ramps and handrails, among other measures.
Managing Conflict
ADB’s ombuds services provide a confidential, neutral, informal, and independent resource for managing conflicts in the workplace. Using a principles-based approach, these services helped manage over 440 cases during 2024. This included supporting individuals and teams navigating conflicts from workplace dynamics, uncertainties, and challenges associated with the bank’s new operating model and planned job architecture changes. ADB community members were also assisted in managing challenges from various bank policy and practice updates.

During the year, ADB’s ombuds services produced an audio case study to raise awareness about the difficulties faced by women in leadership positions. The team also worked with ADB decision-makers on issues involving cultural differences and caring for elderly family members. This included discussions on the consequences for staff productivity, work-life balance, mental health, and interpersonel conflicts, with a comprehensive mentoring program mooted to address these challenges.

            ASIAN DEVELOPMENT BANK INSTITUTE

In 2024, the Asian Development Bank Institute (ADBI), ADB’s think tank based in Tokyo, developed policy research and training around key issues on sustainable development.

During the year, ADBI published over 50 policy articles in peer-reviewed academic journals, 6 journal special issues, 14 open access books, 65 working papers, 26 policy briefs, and 4 case studies. It hosted 143 research and capacity-building events, including 30 with ADB. These events involved over 3,500 policymakers and other stakeholders and achieved a 45% female participation rate.
ADBI published research covering various topics including labor migration, the effects of digitalization on developing economies, the low-carbon energy  transition, and the sociocultural dimensions of water management.
ADBI’s capacity-building and training activities supported climate finance initiatives through six roundtables, workshops, and other events hosted under the new ADBI-ADB Asian Climate Finance Dialogue. These activities also helped enhance public financial leadership and strengthen solid waste management toward a circular economy, among other benefits.

To spur progress on climate action, especially for climate finance, ADBI cohosted five hybrid events during the 29th Conference of the Parties, attracting over 70 speakers from government, academia, central banks, and civil society.

ORGANIZATIONAL EFFECTIVENESS	57

59	Appendix 1: Commitments by Country, 2024
60	Appendix 2: Loans and Grants Committed, 2024
67	Appendix 3: Approvals, 2020–2024
68	Appendix 4: ADB Regional and Nonregional Members
69	Appendix 5: ADB Members, Capital Stock, and Voting Power
70	Appendix 6: Contributions to the Asian Development Fund
71	Appendix 7A: Project-Specific Sovereign Cofinancing Commitments, 2024
72	Appendix 7B: Active Trust Funds and Special Funds
74	Appendix 8A: Organizational Structure
76	Appendix 8B: Sectors and Themes
77	Appendix 9: Corporate Reports
78	Appendix 10: Operational Data and Organizational Information

Appendix 1: Commitments by Country, 2024 ($ million)

	Loans, Grants, and Others								Cofinancing[a]
	Regular OCR				ADF
			TSCFP and	Concessional		Other					TSCFP and
Country	Sovereign	Nonsovereign	MFP[b,c]	OCR	Grant	SF	Subtotal	TAd	Project	TA	MFP[c]	TAS	Subtotal	Total
Afghanistan[e]	–	–	–	–	110.8	–	110.8	3.0	–	–	–	–	–	113.8
Armenia	96.7	30.0	4.3	–	–	–	131.0	5.3	145.2	5.0	4.6	–	154.7	291.0
Azerbaijan	131.5	91.6	0.2	–	–	–	223.3	3.6	398.3	0.8	–	–	399.1	626.0
Bangladesh	857.2	70.5	661.7	321.0	–	–	1,910.5	18.7	331.5	4.3	940.9	–	1,276.8	3,206.0
Bhutan	–	–	–	70.0	–	–	70.0	5.3	2.6	0.8	–	–	3.4	78.7
Cambodia	–	–	–	388.7	14.3	–	403.0	9.7	145.5	3.8	–	–	149.4	562.0
China, People’s Republic of	892.2	315.1	168.0	–	–	–	1,375.3	9.1	164.1	1.4	219.0	5.0	389.5	1,773.8
Cook Islands	–	–	–	49.5	2.0	–	51.5	1.8	–	0.5	–	–	0.5	53.8
Fiji	–	4.0	–	190.0	14.5	–	208.5	7.6	167.6	2.5	–	–	170.1	386.1
Georgia	74.2	45.0	37.9	–	–	–	157.1	5.2	145.0	1.9	115.8	–	262.7	425.0
India	4,251.8	575.1	167.2	–	–	–	4,994.1	21.6	2,048.5	26.2	171.3	–	2,245.9	7,261.6
Indonesia	1,887.0	43.8	71.2	–	–	–	2,002.1	4.2	1,091.4	24.1	162.5	–	1,278.0	3,284.2
Kazakhstan	645.4	127.5	–	–	–	–	772.9	4.2	590.0	1.9	–	–	591.9	1,369.0
Kiribati	–	–	–	–	24.9	–	24.9	1.8	0.5	0.4	–	–	0.9	27.6
Kyrgyz Republic	–	–	1.3	182.0	70.7	–	254.0	5.0	–	2.9	–	–	2.9	261.9
Lao People’s Democratic	–	–	–	208.3	34.5	0.9	243.7	16.1	6.5	8.8	–	–	15.3	275.1
Republic
Malaysia	–	–	0.6	–	–	–	0.6	0.3	–	0.3	0.6	–	0.9	1.7
Maldives	–	–	–	4.0	18.0	–	22.0	2.5	4.0	1.3	–	–	5.3	29.7
Marshall Islands	–	–	–	–	101.0	–	101.0	2.1	0.7	0.2	–	–	0.9	104.0
Micronesia, Federated	–	–	–	–	45.9	–	45.9	2.7	9.0	0.2	–	–	9.2	57.7
States of
Mongolia	89.4	96.3	10.2	254.9	3.0	2.8	456.6	10.6	206.7	2.0	0.2	–	208.9	676.1
Myanmar[f]	–	–	–	–	21.0	–	21.0	–	–	–	–	–	–	21.0
Nauru	–	–	–	–	42.5	–	42.5	2.0	0.7	0.7	–	–	1.3	45.9
Nepal	–	–	6.3	946.0	86.0	–	1,038.3	11.6	200.2	15.0	5.1	–	220.3	1,270.2
Niue	–	–	–	–	–	–	–	1.2	–	0.9	–	–	0.9	2.1
Pakistan	1,113.3	41.2	268.4	895.0	–	–	2,317.9	9.9	45.0	2.3	619.5	–	666.7	2,994.6
Palau	–	–	–	12.5	–	–	12.5	2.3	5.0	1.6	–	–	6.6	21.4
Papua New Guinea	322.4	–	–	34.1	9.0	–	365.4	12.5	0.7	2.9	–	–	3.6	381.5
Philippines	2,193.4	162.1	12.6	–	–	–	2,368.1	11.8	1,549.9	6.6	12.6	2,070.0	3,639.1	6,019.1
Samoa	–	–	0.1	–	107.6	–	107.6	3.0	18.7	0.6	–	–	19.3	129.9
Solomon Islands	–	–	–	71.9	70.9	–	142.9	4.7	46.5	0.7	–	–	47.2	194.8
Sri Lanka	293.0	–	30.2	515.0	–	–	838.2	9.5	–	2.1	55.1	–	57.2	904.9
Tajikistan	–	–	1.1	–	220.2	–	221.2	4.8	75.5	1.0	1.8	–	78.3	304.3
Thailand	–	450.0	77.1	–	–	–	527.2	2.9	925.6	3.1	77.1	–	1,005.9	1,536.0
Timor-Leste	–	–	–	–	6.0	–	6.0	4.2	24.1	4.1	–	–	28.1	38.3
Tonga	–	–	–	–	11.0	–	11.0	2.4	16.4	0.3	–	–	16.7	30.1
Turkmenistan	–	–	–	–	–	–	–	1.9	–	0.3	–	–	0.3	2.2
Tuvalu	–	–	–	–	20.3	–	20.3	2.2	10.7	0.7	–	–	11.4	33.9
Uzbekistan	625.0	124.0	187.9	425.0	–	–	1,362.0	12.5	553.7	6.6	418.8	–	979.1	2,353.6
Vanuatu	–	–	–	41.7	45.3	–	86.9	4.1	3.0	0.6	–	–	3.6	94.6
Viet Nam	–	30.0	518.4	–	–	2.0	550.4	2.9	50.8	9.3	416.0	–	476.0	1,029.3
Regional[g]	–	407.4	–	–	–	–	407.4	51.6[h]	365.0	71.8	–	–	436.9	895.9
Total ADB	13,472.5	2,613.6	2,224.7	4,609.5	1,079.3	5.7	24,005.5	298.4	9,348.4	220.3	3,220.9	2,075.0	14,864.6	39,168.5
– = nil, ADB = Asian Development Bank, ADF = Asian Development Fund, MFP = Microfinance Program, OCR = ordinary capital resources, SF = special funds, TA = technical assistance, TAS = transaction advisory services, TSCFP = Trade and Supply Chain Finance Program.
Notes:
1.
Commitment is the financing approved by the ADB Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or the investee company and ADB. It comprises the amount indicated in the investment agreement, which—depending on the exchange rate at the time of signing—may or may not be equal to the approved amount. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.

2.	Numbers may not sum precisely because of rounding.
a	Including trust funds.
b	The TSCFP and MFP are nonsovereign credit enhancement products and loans financed from ADB’s regular OCR.
c	TSCFP supply chain finance commitments are reported under recipient countries, even when the borrower is incorporated elsewhere.
d	Refers to Technical Assistance Special Fund and other SF.
e
ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but since 2022 has supported the Afghan people through a special arrangement with the United Nations to address basic human needs, including critical food support, and health and education services.

f
Effective 1 February 2021, ADB placed a temporary hold on sovereign project disbursements and new contracts in Myanmar, but since 2023 has supported the people of Myanmar through a special arrangement with United Nations agencies to deliver humanitarian assistance.

g	Includes nonsovereign operations that involve two or more countries.
h
Except for research and training benefiting all members, financing for regional technical assistance operations that are identifiable to individual countries is included in the country-specific technical assistance amounts.

APPENDIXES	59

Appendix 2: Loans and Grants Committed, 2024
Regular Ordinary Capital and Concessional Resources Commitments ($ million)

Region/Country/Loan or Grant Title	Modality	Regular OCR	Concessional OCR	ADF Grant	Total
A. SOVEREIGN OPERATIONS		13,472.5	4,609.5	1,079.3	19,161.4
Central and West Asia		2,686.1	1,502.0	401.7	4,589.8
Afghanistan[a]		–	–	110.8	110.8
Sustaining Human Capital (Support for Afghan People)	Project	–	–	110.8	110.8
Armenia		96.7	–	–	96.7
Fiscal Sustainability and Financial Markets Development Program (Subprogram 2)	PBL	96.7	–	–	96.7
Azerbaijan		131.5	–	–	131.5
Railway Sector Development Program—Additional Financing	Project	131.5	–	–	131.5
Georgia		74.2	–	–	74.2
Modern Skills for Better Jobs Sector Development Program (Subprogram 2)	PBL	24.9	–	–	24.9
Health Sector Enhancement Program	PBL	49.3	–	–	49.3
Kazakhstan		645.4	–	–	645.4
Central Asia Regional Economic Cooperation Corridors 1, 2, and 6 Connector Road (Kyzylorda–Zhezkazgan) Reconstruction	Project	285.1	–	–	285.1
Fiscal Governance and Financial Sector Reforms Program (Subprogram 1)	PBL	360.3	–	–	360.3
Kyrgyz Republic		–	182.0	70.7	252.7
New Water Intake to the City of Osh	SEFF	–	–	3.0	3.0
Enhancing Climate-Resilient Groundwater Management Approaches	SEFF	–	–	1.9	1.9
Naryn Rural Water Supply and Sanitation Development Program— Additional Financing	RBL	–	27.0	5.4	32.4
Issyk-Kul Environmental Management and Sustainable Tourism Development	Project	–	25.0	31.0	56.0
Issyk-Kul Ring Road Improvement (Barskoon–Karakol Section)	Project	–	87.0	22.5	109.5
Sustainable Fiscal Management and Governance Improvement Program (Subprogram 1)	PBL	–	43.0	7.0	50.0
Pakistan		1,113.3	895.0	–	2,008.3
Integrated Social Protection Development Program— Additional Financing	RBL	–	330.0	–	330.0
Khyber Pakhtunkhwa Rural Roads Development	Project	163.3	165.0	–	328.3
Promoting Sustainable Public–Private Partnerships Program (Subprogram 1)	PBL	250.0	–	–	250.0
Power Distribution Strengthening	Project	200.0	–	–	200.0
Sindh Emergency Housing Reconstruction	EAL	–	400.0	–	400.0
Climate and Disaster Resilience Enhancement Program (Subprogram 1)	PBL	500.0	–	–	500.0
Tajikistan		–	–	220.2	220.2
Golovnaya 240-Megawatt Hydropower Plant Rehabilitation— Additional Financing	Project	–	–	21.0	21.0
Maternal and Child Health Integrated Care—Additional Financing	Project	–	–	30.0	30.0
Reconnection to the Central Asian Power System— Additional Financing	Project	–	–	15.0	15.0
Resilient Livelihoods and Empowerment of Rural Women	Project	–	–	17.5	17.5
Green Corridor Demonstration	Project	–	–	86.7	86.7
Enabling Climate-Responsive Business Environment Improvement Program (Subprogram 1)	PBL	–	–	50.0	50.0
Uzbekistan		625.0	425.0	–	1,050.0
Integrated Perinatal Care	Project	–	100.0	–	100.0
Financial Markets Development Program (Subprogram 2)	PBL	100.0	–	–	100.0
Power Sector Reform Program (Subprogram 2)	PBL	300.0	–	–	300.0
Inclusive Finance Sector Development Program (Subprogram 1)	SDP	100.0	200.0	–	300.0
Accelerating the Climate Transition for Green, Inclusive, and Resilient Economic Growth Program (Subprogram 1)	PBL	125.0	125.0	–	250.0
continued on next page
60	ANNUAL REPORT 2024

Appendix 2 continued
Region/Country/Loan or Grant Title	Modality	Regular OCR	Concessional OCR	ADF Grant	Total
East Asia		981.6	254.9	3.0	1,239.5
China, People's Republic of		892.2	–	–	892.2
Promoting Industrial Park Green and Low-Carbon Development	Project	197.6	–	–	197.6
Chongqing Gaoxin District Green and Low-Carbon Urban Development Program	RBL	195.4	–	–	195.4
Hunan South Dongting Lake Wetland Ecological Restoration and Sustainable Development	Project	146.0	–	–	146.0
Shandong Qixia Ecological Function Conservation Demonstration	Project	150.0	–	–	150.0
Ningbo Urban Green and Low-Carbon Development	Project	203.2	–	–	203.2
Mongolia		89.4	254.9	3.0	347.3
Improving Access to Health Services for Disadvantaged Groups Investment Program—Tranche 2	MFF	–	82.2	–	82.2
Aimags and Soums Green Regional Development Investment Program—Tranche 1	MFF	45.0	45.0	3.0	93.0
Sustaining Access to and Quality of Education During Economic Difficulties—Additional Financing	Project	–	15.0	–	15.0
Agriculture and Rural Development (Phase 2)	Project	14.4	42.7	–	57.1
Accelerating Climate Investment Program (Subprogram 1)	PBL	30.0	70.0	–	100.0
Pacific		322.4	399.6	494.9	1,216.9
Cook Islands		–	49.5	2.0	51.5
Supporting Safe Recovery of Travel and Tourism—Additional Financing	Project	–	–	2.0	2.0
Pacific Disaster Resilience Program (Phase 5)	CDF	–	20.8	–	20.8
Resilient Transformation Program (Subprogram 1)	PBL	–	28.7	–	28.7
Fiji		–	190.0	14.5	204.5
Critical Bridges Resilience	Project	–	120.0	14.5	134.5
Sustainable and Resilient Growth Program	PBL	–	70.0	–	70.0
Kiribati		–	–	24.9	24.9
South Tarawa Renewable Energy (Phase 2)	Project	–	–	24.9	24.9
Marshall Islands		–	–	101.0	101.0
Energy Transition	Project	–	–	19.0	19.0
Public Financial Management—Third Additional Financing	Project	–	–	3.8	3.8
Integrated Urban Services and Resilience Improvement	Project	–	–	52.5	52.5
Pacific Disaster Resilience Program (Phase 5)	CDF	–	–	6.0	6.0
Women and Youth Skills, Empowerment, and Resilience	Project	–	–	19.7	19.7
Micronesia, Federated States of		–	–	45.9	45.9
Climate-Resilient Energy and Water Sector	Project	–	–	15.0	15.0
Pacific Disaster Resilience Program (Phase 5)	CDF	–	–	6.0	6.0
Sustainable and Resilient Road Improvement	Project	–	–	24.9	24.9
Nauru		–	–	42.5	42.5
Sustainable and Resilient Urban Development	Project	–	–	37.5	37.5
Improving Fiscal Sustainability Program (Subprogram 1)	PBL	–	–	5.0	5.0
Palau		–	12.5	–	12.5
Strengthening Fiscal Resilience for Sustainable Development Program (Subprogram 1)	PBL	–	12.5	–	12.5
Papua New Guinea		322.4	34.1	9.0	365.4
Sustainable Highlands Region Core Road Network	Project	222.4	34.1	9.0	265.4
Strengthening Public Sector Management Program (Subprogram 1)	PBL	100.0	–	–	100.0
Samoa		–	–	107.6	107.6
Alaoa Multipurpose Dam	Project	–	–	99.7	99.7
Strengthening Macroeconomic Resilience Program (Subprogram 2)	PBL	–	–	7.9	7.9
continued on next page
APPENDIXES	61

Appendix 2 continued
Region/Country/Loan or Grant Title	Modality	Regular OCR	Concessional OCR	ADF Grant	Total
Solomon Islands		–	71.9	70.9	142.9
Urban Water Supply and Sanitation Sector—Second Additional Financing	Project	–	–	25.5	25.5
Land and Maritime Connectivity—Tranche 2	MFF	–	25.0	28.0	53.0
Supporting Fiscal and Economic Recovery Program (Subprogram 2)	PBL	–	30.0	–	30.0
Integrated Solid Waste Management for Climate- and Disaster-Resilient Honiara	Project	–	6.9	12.5	19.4
Renewable Energy Development	Project	–	10.0	5.0	15.0
Tonga		–	–	11.0	11.0
Grid Enhancement for Sustainable Energy Transition	Project	–	–	1.0	1.0
Improving Economic Management Program (Subprogram 1)	PBL	–	–	10.0	10.0
Tuvalu		–	–	20.3	20.3
Increasing Access to Renewable Energy—Second Additional Financing	Project	–	–	9.0	9.0
Funafuti Water Supply and Sanitation	Project	–	–	7.3	7.3
Pacific Disaster Resilience Program (Phase 5)	CDF	–	–	4.0	4.0
Vanuatu		–	41.7	45.3	86.9
Luganville Resilient Urban Water Supply and Sanitation	Project	–	41.7	16.0	57.7
Supporting the Delivery of Skills Development	Project	–	–	16.4	16.4
Finance Sector Strengthening Program (Subprogram 1)	PBL	–	–	7.8	7.8
Pacific Disaster Resilience Program (Phase 5)	CDF	–	–	5.0	5.0

South Asia		5,402.0	1,856.0	104.0	7,362.0
Bangladesh		857.2	321.0	–	1,178.2
Climate-Resilient Integrated Southwest Project for Water Resources Management	Project	–	71.0	–	71.0
Strengthening Bangladesh Infrastructure Finance Fund Limited— Additional Financing	Project	100.0	–	–	100.0
Dhaka Power System Expansion and Strengthening	Project	160.0	–	–	160.0
Second Strengthening Social Resilience Program (Subprogram 1)	PBL	–	250.0	–	250.0
Strengthening Economic Management and Governance Program (Subprogram 1)	PBL	597.2	–	–	597.2
Bhutan		–	70.0	–	70.0
Fiscal Sustainability and Green Recovery Program (Subprogram 2)	PBL	–	40.0	–	40.0
Distributed Solar for Public Infrastructure	Project	–	30.0	–	30.0
India		4,251.8	–	–	4,251.8
Sikkim Power Sector Development	Project	148.5	–	–	148.5
Supporting Human Capital Development in Meghalaya (Phase 2)	Project	64.0	–	–	64.0
Solar Rooftop Investment Program—Tranche 3	MFF	80.0	–	–	80.0
Climate-Adaptative Community-Based Water-Harvesting in Meghalaya	Project	50.0	–	–	50.0
Ahmedabad Peri-Urban Livability Improvement	Project	181.0	–	–	181.0
Strengthened and Measurable Actions for Resilient and Transformative Health Systems Program (Subprogram 1)	PBL	170.0	–	–	170.0
Strengthening Multimodal and Integrated Logistics Ecosystem Program (Subprogram 2)	PBL	350.0	–	–	350.0
Maharashtra Sustainable Climate-Resilient Coastal Protection and Management	Project	42.0	–	–	42.0
Early Childhood Development in Meghalaya	Project	40.5	–	–	40.5
Promoting Research and Innovation through Development of Fintech Institute at Gujarat International Finance Tec-City	Project	23.0	–	–	23.0
Climate-Resilient Brahmaputra Integrated Flood and Riverbank Erosion Risk Management in Assam	Project	200.0	–	–	200.0
Swachh Bharat Mission 2.0—Comprehensive Municipal Waste Management in Indian Cities Program	RBL	200.0	–	–	200.0
continued on next page
62	ANNUAL REPORT 2024

Appendix 2 continued
Region/Country/Loan or Grant Title	Modality	Regular OCR	Concessional OCR	ADF Grant	Total
Nagpur Metro Urban Mobility	Project	205.6	–	–	205.6
Uttarakhand Livability Improvement	Project	200.0	–	–	200.0
Preparing West Bengal Floating Solar Project	PRF	1.1	–	–	1.1
Maharashtra Tertiary Care and Medical Education Sector Development Program	SDP	500.0	–	–	500.0
Building India’s Clean Plant Program	Project	98.0	–	–	98.0
Sustainable and Inclusive Tourism Development in Himachal Pradesh	Project	162.0	–	–	162.0
West Bengal Distribution System Strengthening Program	RBL	241.3	–	–	241.3
Financing Environmentally Sustainable Growth in Infrastructure	Project	500.0	–	–	500.0
Amaravati Inclusive and Sustainable Capital City Development Program	RBL	794.8	–	–	794.8
Maldives		–	4.0	18.0	22.0
Enhancing Climate Resilience and Food Security	Project	–	4.0	18.0	22.0
Nepal		–	946.0	86.0	1,032.0
Kathmandu Valley Water Supply Improvement (Phase 2)	Project	–	170.0	15.0	185.0
Mechanized Irrigation Innovation	Project	–	110.0	15.0	125.0
South Asia Subregional Economic Cooperation Electricity Transmission and Distribution Strengthening	Project	–	311.0	30.0	341.0
Urban Resilience and Livability Improvement	Project	–	160.0	6.0	166.0
Climate-Resilient Landscapes and Livelihoods	Project	–	10.0	20.0	30.0
Irrigation Modernization Enhancement	Project	–	85.0	–	85.0
Green, Resilient, and Inclusive Development Program (Subprogram 1)	PBL	–	100.0	–	100.0
Sri Lanka		293.0	515.0	–	808.0
Mahaweli Water Security Investment Program—Tranche 3	MFF	93.0	–	–	93.0
Enhancing Small and Medium-Sized Enterprises Financ	Project	–	100.0	–	100.0
Power System Strengthening and Renewable Energy Integration	Project	200.0	–	–	200.0
Water Supply and Sanitation Reform Program (Subprogram 1)	PBL	–	100.0	–	100.0
Power Sector Reforms and Financial Sustainability Program (Subprogram 1)	PBL	–	100.0	–	100.0
Financial Sector Stability and Reforms Program (Subprogram 2)	PBL	–	200.0	–	200.0
Moragolla Hydro Power Project Post Completion Activities	SEFF	–	15.0	–	15.0
Southeast Asia		4,080.4	597.0	75.8	4,753.2
Cambodia		–	388.7	14.3	403.0
Integrated Water Resources Management	Project	–	83.7	4.3	88.0
Rural Water Supply, Sanitation, and Hygiene Improvement Sector Development Program	SDP	–	90.0	–	90.0
Trade and Competitiveness Program (Subprogram 2)	PBL	–	50.0	–	50.0
Strengthening Country Systems for Prevention and Response to Gender-BasedViolence	Project	–	–	10.0	10.0
Secondary Education for Human Capital Competitiveness Project	Project	–	80.0	–	80.0
Irrigated Agriculture Improvement—Additional Financing	Project	–	85.0	–	85.0
Indonesia		1,887.0	–	–	1,887.0
Citywide Inclusive Sanitation	Project	414.3	–	–	414.3
Affordable and Sustainable Energy Transition Program (Subprogram 1)	PBL	496.2	–	–	496.2
Reducing Marine Debris Program (Subprogram 1)	PBL	498.2	–	–	498.2
Promoting Innovative Financial Inclusion Program (Subprogram 3)	PBL	478.3	–	–	478.3
Lao People's Democratic Republic		–	208.3	34.5	242.8
Urban Environment Improvement Investment	Project	–	35.0	10.0	45.0
Greater Mekong Subregion Cross-Border Livestock Health and Value Chains Improvement	Project	–	30.0	12.0	42.0
Greater Mekong Subregion Border Areas Health Project	Project	–	20.0	5.0	25.0
Flood and Drought Mitigation and Management Sector Project	Project	–	30.0	1.5	31.5
Water Supply and Sanitation Improvement Sector Project	Project	–	48.3	–	48.3
continued on next page
APPENDIXES	63

Appendix 2 continued
Region/Country/Loan or Grant Title	Modality	Regular OCR	Concessional OCR	ADF Grant	Total
Building Resilience and Reducing Rural Poverty	Project	–	20.0	6.0	26.0
Domestic Resource Mobilization Modernization	Project	–	25.0	–	25.0
Myanmar[b]		–	–	21.0	21.0
Second Providing Essential Services to the People of Myanmar	Project	–	–	21.0	21.0
Philippines		2,193.4	–	–	2,193.4
Laguna Lakeshore Road Network—Tranche 1	MFF	1,188.7	–	–	1,188.7
Climate Change Action Program (Subprogram 2)	PBL	474.6	–	–	474.6
Project Development and Monitoring Facility	Project	30.0	–	–	30.0
Public Financial Management Reform Program (Subprogram 1)	PBL	500.0	–	–	500.0
Timor-Leste		–	–	6.0	6.0
Rural Resilience and Livelihood Improvement Sector Project	Project	–	–	6.0	6.0
B. NONSOVEREIGN OPERATIONS		4,838.4	–	–	4,838.4
Armenia		34.3	–	–	34.3
Telecom Armenia Sustainability-Linked Bond Project	Debt Security	30.0	–	–	30.0
Trade and Supply Chain Finance Program	TSCFP	4.3	–	–	4.3
Azerbaijan		91.8	–	–	91.8
Veyseloglu Modern Retail Expansion	Loan	10.0	–	–	10.0
Bilasuvar Solar Power	Loan	48.1	–	–	48.1
Banka Solar Power	Loan	33.5	–	–	33.5
Trade and Supply Chain Finance Program	TSCFP	0.2	–	–	0.2
Bangladesh		732.3	–	–	732.3
City Energy-Efficient Oilseed Crushing Project	Loan	10.0	–	–	10.0
Meghna Energy-Efficient Flour Milling	Loan	20.0	–	–	20.0
Ananta Sustainable and Energy-Efficient Fabric Manufacturing	Loan	20.0	–	–	20.0
FPEBL Rooftop Solar Power	Loan	5.0	–	–	5.0
Muktagacha Solar Power	Loan	15.5	–	–	15.5
Trade and Supply Chain Finance Program	TSCFP	588.5	–	–	588.5
Microfinance Program	MFP	73.2	–	–	73.2
China, People's Republic of		483.1	–	–	483.1
CDH VGC Fund III, LP	Equity	40.0	–	–	40.0
Huaneng Tiancheng Distributed Wind Energy Climate Finance	Loan	54.2	–	–	54.2
China Education Group Climate Adaptive Education	Loan	98.3	–	–	98.3
Canvest Waste Management	Loan	50.5	–	–	50.5
Henan Tian Lun Safety Enhancement and Methane Leakage Reduction	Loan	72.0	–	–	72.0
Trade and Supply Chain Finance Program	TSCFP	168.0	–	–	168.0
Fiji		4.0	–	–	4.0
MFL Increasing Access to Finance for Small and Medium-Sized Enterprises, Including Women-Owned SMEs	Loan	4.0	–	–	4.0
Georgia		82.9	–	–	82.9
BasisBank Sustainability Bond	Debt Security	15.0	–	–	15.0
GGU – Aqualia Green Bond	Debt Security	30.0	–	–	30.0
Trade and Supply Chain Finance Program	TSCFP	31.6	–	–	31.6
Microfinance Program	MFP	6.3	–	–	6.3
India		742.3	–	–	742.3
Commercial and Industrial Decarbonization	Equity	70.0	–	–	70.0
Shubham Supporting Housing Finance in Semi- and Peri-Urban Areas	Equity	6.8	–	–	6.8
Vivriti Capital Climate Finance	Debt Security	25.0	–	–	25.0
continued on next page
64	ANNUAL REPORT 2024

Appendix 2 continued

Region/Country/Loan or Grant Title	Modality	Regular OCR	Concessional OCR	ADF Grant	Total
SK Finance Supporting Financing for Micro, Small, and Medium-Sized Enterprises and Electric Vehicles	Loan	100.0	–	–	100.0
Shriram Expanding Access to Finance for Micro, Small, and Medium-Sized Enterprises	Loan	150.0	–	–	150.0
Engie Solar Power	Loan	87.6	–	–	87.6
JBM Haryana Electric Bus Financing	Debt Security	29.8	–	–	29.8
JBM Odisha Electric Bus Financing	Debt Security	13.4	–	–	13.4
Ankura Women and Children Hospitals Expansion	Debt Security	19.4	–	–	19.4
Vastu Housing Supporting Access to Finance for Lower-Income Housing and Sustainable Housing	Loan	70.0	–	–	70.0
ReNew Carbon Credits Financing	Debt Security	3.1	–	–	3.1
Trade and Supply Chain Finance Program	TSCFP	16.9	–	–	16.9
Microfinance Program	MFP	150.3	–	–	150.3
Indonesia		115.0	–	–	115.0
Muara Laboh Geothermal Power Stage 2	Loan	38.8	–	–	38.8
TBS Integrated Electric Motorcycles Ecosystem Project	Loan	5.0	–	–	5.0
Trade and Supply Chain Finance Program	TSCFP	67.2	–	–	67.2
Microfinance Program	MFP	4.0	–	–	4.0
Kazakhstan		127.5	–	–	127.5
Arnur Credit Expanding Access to Finance for Micro, Small, and Medium-Sized Enterprise Borrowers	Loan	5.0	–	–	5.0
KEGOC Renewable Energy Supporting Grid Expansion	Loan	122.5	–	–	122.5
Kyrgyz Republic		1.3	–	–	1.3
Trade and Supply Chain Finance Program	TSCFP	1.3	–	–	1.3
Malaysia		0.6	–	–	0.6
Trade and Supply Chain Finance Program	TSCFP	0.6	–	–	0.6
Mongolia		106.5	–	–	106.5
APU Dairy Inclusive Value Chain Development	Loan	16.3	–	–	16.3
Orchlon School Green Campus Expansion	Loan	13.4	–	–	13.4
Bogd Bank Financing Micro, Small, and Medium-Sized Enterprises and Promoting Green Lending Activities	Loan	14.0	–	–	14.0
Khan Bank Green Bond Investment	Debt Security	12.5	–	–	12.5
XacBank Supporting Climate and Inclusive Finance	Loan	40.0	–	–	40.0
Trade and Supply Chain Finance Program	TSCFP	10.2	–	–	10.2
Nepal		6.3	–	–	6.3
Trade and Supply Chain Finance Program	TSCFP	2.5	–	–	2.5
Microfinance Program	MFP	3.8	–	–	3.8
Pakistan		309.6	–	–	309.6
SAFCO Sustainable Aviation Fuel Project	Loan	41.2	–	–	41.2
Trade and Supply Chain Finance Program	TSCFP	268.4	–	–	268.4
Philippines		174.7	–	–	174.7
Dali Private Label Supplier Network Expansion	Equity	10.0	–	–	10.0
Asialink Promoting Small and Medium-Sized Enterprise Financing Through Secured Vehicle Lending	Loan	50.1	–	–	50.1
Lhoopa Promoting Green Affordable Housing	Loan	5.0	–	–	5.0
Buskowitz Rooftop Solar Project	Loan	12.0	–	–	12.0
Ayala Electric Mobility Ecosystem	Loan	85.0	–	–	85.0
Trade and Supply Chain Finance Program	TSCFP	12.6	–	–	12.6
continued on next page
APPENDIXES	65

Appendix 2 continued
Region/Country/Loan or Grant Title	Modality	Regular OCR	Concessional OCR	ADF Grant	Total
Samoa		0.1	–	–	0.1
Trade and Supply Chain Finance Program	TSCFP	0.1	–	–	0.1
Sri Lanka		30.2	–	–	30.2
Trade and Supply Chain Finance Program	TSCFP	30.2	–	–	30.2
Tajikistan		1.1	–	–	1.1
Trade and Supply Chain Finance Program	TSCFP	1.1	–	–	1.1
Thailand		527.2	–	–	527.2
TCRB Expanding Access to Finance for Micro, Small, and Medium-Sized Enterprises	Equity	40.0	–	–	40.0
Ngern Tid Lor Access to Finance for Rural Women and Agribusiness Micro, Small and Medium-Sized Enterprises	Loan	150.0	–	–	150.0
Gulf Solar and Solar with Battery Energy Storage Systems	Loan	260.0	–	–	260.0
Trade and Supply Chain Finance Program	TSCFP	77.1	–	–	77.1
Uzbekistan		312.0	–	–	312.0
Hamkorbank Supporting Sustainable and Inclusive Access to Finance	Loan	48.6	–	–	48.6
Bank Ipak Yuli Supporting Sustainable and Inclusive Access to Finance	Loan	48.9	–	–	48.9
Bukhara Solar and Battery Energy Storage	Loan	26.5	–	–	26.5
Trade and Supply Chain Finance Program	TSCFP	171.9	–	–	171.9
Microfinance Program	MFP	16.0	–	–	16.0
Viet Nam		548.4	–	–	548.4
LPB Expanding Access to Finance for Women-Owned Small and Medium-Sized Enterprises	Loan	30.0	–	–	30.0
Trade and Supply Chain Finance Program	TSCFP	518.4	–	–	518.4
Regional		407.4	–	–	407.4
Actis Asia Climate Transition SCSp	Equity	50.0	–	–	50.0
Southeast Asia Clean Energy Fund II, LP	Equity	5.0	–	–	5.0
Creador VI, LP	Equity	75.0	–	–	75.0
ABC Impact Fund II LP	Equity	20.0	–	–	20.0
Lakeshore Capital III, LP	Equity	20.0	–	–	20.0
Jungle Ventures V, LP	Equity	20.0	–	–	20.0
Keppel Private Credit Fund III, LP	Equity	50.0	–	–	50.0
BANPU Electric Tuktuks and Battery Project	Loan	67.4	–	–	67.4
ECOM Climate-Resilient Coffee Value Chain Project	Loan	100.0	–	–	100.0
TOTAL		18,310.9	4,609.5	1,079.3	23,999.8
– = nil, ADF = Asian Development Fund, APU Dairy = APU Dairy LLC, BANPU = BANPU Public Company Limited, CDF = contingent disaster financing, EAL = emergency assistance loan, ECOM = ECOM Agroindustrial Corporation Limited and its subsidiaries, FPEBL = Fourth Partner Energy Bangladesh Limited, GGU = Georgia Global Utilities JSC, JBM = Jay Bharat Maruti, JSC = joint-stock company, KEGOC = Kazakhstan Electricity Grid Operating Company, LLC = limited liability company, LP = limited partnership, LPB = Lien Viet Post Joint Stock Commercial Bank, MFF = multitranche financing facility, MFL = Merchant Finance Pte Limited, MFP = Microfinance Program, OCR = ordinary capital resources,
PBL = policy-based lending, PRF = project readiness facility, RBL = results-based lending, SAFCO = SAFCO Venture Holdings Limited, SCSp = société en commandite spéciale (special limited partnership), SDP = sector development program, SEFF = small expenditure financing facility, SMEs = small and medium-sized enterprises, TBS = PT TBS Energi Utama Tbk, TCRB = Thai Credit Retail Bank Public Company Limited, TSCFP = Trade and Supply Chain Finance Program, VGC = venture and growth capital.
Notes:
1.
Commitment is the financing approved by the ADB Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or the investee company and ADB. It comprises the amount indicated in the investment agreement, which—depending on the exchange rate at the time of signing—may or may not be equal to the approved amount. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.

2.	Numbers may not sum precisely because of rounding.
a
ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but since 2022 has supported the Afghan people through a special arrangement with the United Nations to address basic human needs, including critical food support, and health and education services.

b
Effective 1 February 2021, ADB placed a temporary hold on sovereign project disbursements and new contracts in Myanmar, but since 2023 has supported the people of Myanmar through a special arrangement with United Nations agencies to deliver humanitarian assistance.

66	ANNUAL REPORT 2024

Appendix 3: Approvals, 2020–2024  ($ million)
Item	2020[a]	2021[a]	2022a	2023	2024
A. Loans, Grants, and Others
By Source
Regular Ordinary Capital Resources	23,460	15,095	13,516	18,575	14,950
Loans	22,194[b]	14,840[c]	13,281[d]	18,385[e]	14,680[f]
Equity Investments	200	246	215	170	270
Guarantees	5	10	20	20	–
Trade and Supply Chain Finance Program[g]	800	–	–	–	–
Microfinance Program	260	–	–	–	–
Concessional Resources	5,492	3,054	3,965	5,157	5,353
Loans	4,440	2,769	3,001	4,390	4,297
Grants	1,052	284	958	763	1,056
Guarantees	–	–	5	3	–
Special Funds[h]	64	1	7	6	8
Grants	64	1	7	6	8
Subtotal (A)	29,016	18,150	17,488	23,737	20,311
By Operations
Sovereign	26,331	17,096	16,025	21,638	17,951
Loans	25,215	16,801	15,051	20,871	16,887
Grants	1,116	285	955	767	1,064
Guarantees	–	10	20	–	–
Nonsovereign	2,685	1,054	1,462	2,099	2,360
Loans	1,419[b]	808[c]	1,231[d]	1,904[e]	2,090[f]
Equity Investments	200	246	215	170	270
Grants	–	–	11	1	–
Guarantees	5	–	5	23	–
Trade and Supply Chain Finance Program[g]	800	–	–	–	–
Microfinance Program	260	–	–	–	–
Subtotal (A)	29,016	18,150	17,488	23,737	20,311
B. Technical Assistance
Sovereign	282	211	243	249	280
Nonsovereign	11	21	14	14	17
Subtotal (B)	293	232	257	263	297
TOTAL ADB OPERATIONS (A + B)	29,309	18,382	17,745	24,001	20,608

C. Cofinancing including Trust Funds
Sovereign	10,962	4,470	6,284	7,797	6,019
Trust Funds Administered by ADB	281	117	84	142	183
Bilateral	4,723	1,690	3,342	1,334	2,905
Multilateral	5,957	2,639	2,857	6,009	2,717
Others[l]	0	25	0	312	214
Nonsovereign[m]	5,082	7,757	8,433	6,038	6,078
Trust Funds Administered by ADB	254[k]	130	158	275[l]	258[m]
Bilateral	-[k]	17	35	–	2
Multilateral	10	11	26	11[l]	123
Commercial	1,545	1,809	2,874	2,606[n]	2,474
Trade and Supply Chain Finance Program[g] and Microfinance Program	3,272	5,790	5,340	3,146	3,221
Transaction Advisory Services	76	397	60	443[o]	2,075
TOTAL COFINANCING	16,119	12,624	14,777	14,278	14,172
– = nil, 0 = less than $500,000, ADB = Asian Development Bank. Note: Numbers may not sum precisely because of rounding.
a	Excludes terminated loans, grants, equities, guarantees, and technical assistance.
b	Includes $210 million classified as debt securities in financial statements in accordance with accounting standards.
c	Includes $128 million classified as debt securities in financial statements in accordance with accounting standards.
d	Includes $149 million classified as debt securities in financial statements in accordance with accounting standards.
e	Includes $151 million classified as debt securities in financial statements in accordance with accounting standards.
f	Includes $208 million classified as debt securities in financial statements in accordance with accounting standards.
g	In August 2020, ADB’s Trade Finance Program and Supply Chain Finance Program merged their operations.
h	Special funds other than the Asian Development Fund such as Asia Pacific Disaster Response Fund and Climate Change Fund.
i
Includes concessional cofinancing for sovereign operations from public and private entities (including state-owned commercial banks, foundations, corporate social responsibility programs, and civil society organizations) other than from official development assistance sources.

j	Includes commercial cofinancing such as B loans, risk transfers, and parallel loans, among others.
k	This figure has been adjusted since Annual Report 2023 due to the reclassification of $100 million nonsovereign cofinancing for one project.
l	This figure has been adjusted since Annual Report 2023 due to the reclassification of $11 million nonsovereign cofinancing for one project.
m	Includes $151 million for five nonsovereign projects from the commercial program of Leading Asia’s Private Sector Infrastructure Fund 2.
n	This figure has been adjusted since Annual Report 2023 due to commercial cofinancing for nine projects that were approved in 2023 but recorded only in 2024.
o	Excludes a $37 million A-loan mobilized under transaction advisory services, which is reported under nonsovereign ADB financing, and $150 million that is reported under nonsovereign cofinancing.

Approvals by Region, 2020–2024 ($ million)

Region	2020	2021	2022	2023	2024
Central and West Asia	8,415	6,509	7,843	7,165	7,828
East Asia	3,515	1,729	2,373	2,807	2,031
Pacific	1,401	1,344	1,368	366	1,694
South Asia	12,771	11,665	7,856	13,265	10,906
Southeast Asia	17,644	8,330	11,992	14,258	11,700
Regional	1,682	1,429	1,089	418	620
TOTAL	45,428	31,007	32,521	38,279	34,780
Note: Numbers may not sum precisely because of rounding.
APPENDIXES	67

Appendix 4: ADB Regional and Nonregional Members
(as of 31 December 2024)

KAZAKHSTAN*
KYRGYZ REPUBLIC*
MONGOLIA*
UZBEKISTAN*
PEOPLE'S REPUBLIC OF CHINA*
INDIA*
NEPAL*
JAPAN*
GEORGIA*
BHUTAN*
MYANMAR*
THAILAND*
ARMENIA*
LAO PEOPLE'S DEMOCRATIC REPUBLIC*
AZERBAIJAN*
TURKMENISTAN*
REPUBLIC OF KOREA
VIET NAM*
TAIPEI,CHINA
AFGHANISTAN*
HONG KONG, CHINA
PAKISTAN*
PHILIPPINES*
BANGLADESH*
TAJIKISTAN*
PALAU*
PAPUA NEW GUINEA*
CAMBODIA*
BRUNEI DARUSSALAM
MALDIVES
MALAYSIA
SRI LANKA*
FEDERATED STATES OF MICRONESIA*
MARSHALL ISLANDS*
NAURU*
KIRIBATI*
INDONESIA*
SINGAPORE*
TUVALU*
TIMOR-LESTE*
SOLOMON ISLANDS*
FIJI*
SAMOA*
NIUE
TONGA*
COOK ISLANDS*
VANUATU*
NEW ZEALAND
AUSTRALIA*
Nonregional Members (20 countries)
Austria, Belgium, Canada, Denmark, Finland, France, Germany,* Ireland, Israel, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Türkiye, United Kingdom, United States*
Advanced economies and/or graduated developing members
* Field office

68	ANNUAL REPORT 2024

Appendix 5: ADB Members, Capital Stock, and Voting Power
(as of 31 December 2024)

Member	Year of Membership	Subscribed Capital[a] (% of total)	Voting Power[b] (% of total)
REGIONAL
Afghanistan	1966	0.034	0.317
Armenia	2005	0.298	0.528
Australia	1966	5.773	4.908
Azerbaijan	1999	0.444	0.645
Bangladesh	1973	1.019	1.105
Bhutan	1982	0.006	0.295
Brunei Darussalam	2006	0.351	0.571
Cambodia	1966	0.049	0.329
China, People’s Republic of	1986	6.429	5.433
Cook Islands	1976	0.003	0.292
Fiji	1970	0.068	0.344
Georgia	2007	0.341	0.562
Hong Kong, China	1969	0.543	0.725
India	1966	6.317	5.343
Indonesia	1966	5.434	4.637
Japan	1966	15.571	12.747
Kazakhstan	1994	0.805	0.934
Kiribati	1974	0.004	0.293
Korea, Republic of	1966	5.026	4.311
Kyrgyz Republic	1994	0.298	0.529
Lao People’s Democratic Republic	1966	0.014	0.301
Malaysia	1966	2.717	2.463
Maldives	1978	0.004	0.293
Marshall Islands	1990	0.003	0.292
Micronesia, Federated States of	1990	0.004	0.293
Mongolia	1991	0.015	0.302
Myanmar	1973	0.543	0.725
Nauru	1991	0.004	0.293
Nepal	1966	0.147	0.407
New Zealand	1966	1.532	1.516
Niue	2019	0.001	0.291
Pakistan	1966	2.173	2.029
Palau	2003	0.003	0.292
Papua New Guinea	1971	0.094	0.365
Philippines	1966	2.377	2.192
Samoa	1966	0.003	0.292
Singapore	1966	0.340	0.561
Solomon Islands	1973	0.007	0.295
Sri Lanka	1966	0.579	0.753
Taipei,China	1966	1.087	1.159
Tajikistan	1998	0.286	0.518
Thailand	1966	1.358	1.377
Timor-Leste	2002	0.010	0.298
Tonga	1972	0.004	0.293
Turkmenistan	2000	0.253	0.492
Tuvalu	1993	0.001	0.291
Uzbekistan	1995	0.672	0.828
Vanuatu	1981	0.007	0.295
Viet Nam	1966	0.341	0.562
Subtotal		63.389	64.914
Member	Year of Membership	Subscribed Capital[a] (% of total)	Voting Powerb (% of total)
NONREGIONAL
Austria	1966	0.340	0.561
Belgium	1966	0.340	0.561
Canada	1966	5.219	4.465
Denmark	1966	0.340	0.561
Finland	1966	0.340	0.561
France	1970	2.322	2.148
Germany	1966	4.316	3.743
Ireland	2006	0.340	0.561
Israel	2024	0.001	0.291
Italy	1966	1.803	1.732
Luxembourg	2003	0.340	0.561
Netherlands	1966	1.023	1.109
Norway	1966	0.340	0.561
Portugal	2002	0.340	0.561
Spain	1986	0.340	0.561
Sweden	1966	0.340	0.561
Switzerland	1967	0.582	0.756
Türkiye	1991	0.340	0.561
United Kingdom	1966	2.038	1.920
United States	1966	15.571	12.747
Subtotal		36.611	35.086
TOTAL		100.000	100.000

Notes:
1.	Subtotals may not sum precisely and percentages may not total 100% because of rounding.
2.	For other details, see table on Statement of Subscriptions to Capital Stock and Voting Power (OCR-8) in the Financial Statements of Annual Report 2024.
a	Refers to a member’s subscription to shares of the capital stock of the Asian Development Bank (ADB).
b
The total voting power of each member consists of the sum of its basic votes and proportional votes. The basic votes of each member consist of such number of votes as results from the equal distribution among all members of 20% of the aggregate sum of the basic votes and proportional votes of all members. The number of proportional votes of each member is equal to the number of shares of the capital stock of ADB held by that member.

APPENDIXES	69

Appendix 6: Contributions to the Asian Development Fund ($ million)

Contributor	Cumulative Effective Amounts Committed[a]	of which, ADF 13 (2021–2024)
Australia	2,894	225
Austria	310	16
Azerbaijan	2	2
Belgium	244	–
Brunei Darussalam	21	0
Canada	2,108	73
China, People’s Republic of	277	93
Denmark	265	–
Finland	208	7
France	1,451	41
Germany	2,002	69
Hong Kong, China	136	12
India	105	40
Indonesia	36	9
Ireland	118	12
Italy	1,228	35
Japan	13,661	773
Kazakhstan	8	–
Korea, Republic of	707	64
Luxembourg	65	4
Malaysia	36	3
Nauru	0	–
Netherlands	788	13
New Zealand	200	13
Norway	327	17
Philippines	2	2
Portugal	92	0
Singapore	28	3
Spain	493	11
Sweden	508	17
Switzerland	425	20
Taipei,China	123	9
Thailand	21	2
Türkiye	125	2
United Kingdom	1,811	119
United States	4,813	136
TOTAL	35,637	1,844
– = nil; 0 = less than $500,000; ADF = Asian Development Fund. Note: Numbers may not sum precisely because of rounding.
a
Valued at the Asian Development Bank Board of Governors’ Resolutions exchange rates. Based on submitted and acknowledged instruments of contribution of ADF I to ADF 13 as of 31 December 2024. Includes the proportionate share of ADF donors in the transferred assets as of 1 January 2017 of $29,309 million and excludes cumulative contributions allocated to the Technical Assistance Special Fund of $2,128 million.

70	ANNUAL REPORT 2024

Appendix 7A: Project-Specific Sovereign Cofinancing Commitments, 2024 ($ million)

Financing Partner	Loan	Grant	Technical Assistance
Bilateral
Australia	–	77	3
Austria	–	–	1
France	1,023	–	1
Germany	651	–	–
Ireland	–	–	1
Korea, Republic of	1,054	–	1
New Zealand	–	18	0
Norway	–	31	1
Saudi Arabia	40	–	–
Switzerland	–	–	2
United Kingdom	–	–	1
United States	–	–	1
Subtotal (Bilaterals)	2,768	127	12
Multilateral
Asian Infrastructure Investment Bank	944	4	–
Climate Investment Funds[a]	171	–	2
European Bank for Reconstruction and Development	240	–	–
European Investment Bank	471	11	–
European Union	–	30	–
Global Environment Facility	–	12	22
Global Partnership for Education	–	–	0
Green Climate Fund	50	31	11
International Fund for Agricultural Development	–	–	0
OPEC Fund for International Development	100	–	2
Pandemic Prevention, Preparedness and Response Fund	–	–	12
The Pacific Community	–	8	–
Women Entrepreneurs Finance Initiative	–	–	2
World Bank	925	35	–
Subtotal (Multilaterals)	2,901	130	52
TOTAL	5,669	257	64
– = nil; 0 = less than $500,000; OPEC = Organization of the Petroleum Exporting Countries. Notes:
1.	Excludes cofinancing commitments from Asian Development Bank-administered trust funds.
2.	Numbers may not sum precisely because of rounding.
a	Comprises the Clean Technology Fund and the Strategic Climate Fund.

APPENDIXES	71

Appendix 7B: Active Trust Funds and Special Funds ($ million)

Fund Name	Partner(s)	Year of Establishment	Contributions for 2024[a]	Cumulative Contribution as of 31 December 2024[b]	Committed for 2024[c]
Single-Partner Trust Funds
Japan Scholarship Program[d]	Japan	1988	8.3	220.4	NA
Japan Fund for Prosperous and Resilient Asia and the Pacific[e]	Japan	2000	27.2	1,082.7	69.6
Spanish Cooperation Fund for Technical Assistance	Spain	2000	3.1	22.4	0.4
Japan Fund for Information and Communication Technology	Japan	2001	–	10.7	–
Cooperation Fund for Project Preparation in the Greater Mekong Subregion and in Other Specific Asian Countries	France	2004	–	10.8	–
People's Republic of China Poverty Reduction and Regional Cooperation Fund[e]	People's Republic of China	2005	–	88.0	–
Republic of Korea e-Asia and Knowledge Partnership Fund[e]	Republic of Korea	2006	–	257.3	16.8
Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility	Japan	2008	–	55.7	–
Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility	Japan	2008	–	31.5	–
Canadian Climate Fund for the Private Sector in Asia under the Clean Energy Financing Partnership Facility	Canada	2013	–	77.3	0.7
Sanitation Financing Partnership Trust Fund under the Water Financing Partnership Facility	Gates Foundation	2013	–	27.0	2.3
Japan Fund for the Joint Crediting Mechanism	Japan	2014	18.5	138.6	5.0
Leading Asia’s Private Infrastructure Fund	Japan	2016	114.5[f]	1,500.0[g]	-[h]
Canadian Climate Fund for the Private Sector in Asia II	Canada	2017	–	149.5	1.0
ASEAN Australia Smart Cities Trust Fund under the Urban Financing Partnership Facility	Australia	2019	–	14.9	–
Ireland Trust Fund for Building Climate Change and Disaster Resilience in Small Island Developing States	Ireland	2019	–	15.8	4.5
Australian Climate Finance Partnership	Australia	2020	–	91.7	20.0
Smart Energy Innovation Fund under the Clean Energy Financing Partnership Facility	United Kingdom	2021	–	13.5	1.0
Project Preparation and Implementation Support Trust Fund	The OPEC Fund for International Development	2022	–	3.0	1.1
European Union–ASEAN Catalytic Green Finance Facility Trust Fund	European Union	2023	–	55.7	2.8
GEAPP Energy Access and Transition Trust Fund	Global Energy Alliance for People and Planet LLC	2023	–	33.5	1.5
Leading Asia’s Private Infrastructure Fund 2	Japan	2023	80.0[f]	1,500.0[g]	-[h]
United Kingdom–ASEAN Catalytic Green Finance Facility Trust Fund	United Kingdom	2023	–	133.0	2.5
Canadian Climate and Nature Fund for the Private Sector in Asia	Canada	2024	267.0	267.0	25.0
Multi-Partner Trust Funds
Gender and Development Cooperation Fund	Australia, Canada, Denmark, Ireland, Norway	2003	–	11.7	–
Financial Sector Development Partnership Fund	Luxembourg	2006	–	6.4	–
Water Innovation Trust Fund under the Water Financing Partnership Facility	Australia, Austria, Norway, Spain, Switzerland	2006	–	56.8	0.8
Clean Energy Fund under the Clean Energy Financing Partnership Facility	Australia, Germany, Norway, Spain, Sweden, United Kingdom	2007	–	140.7	7.8
Afghanistan Infrastructure Trust Fund[i]	ANA Trust Fund, Canada, Germany, Japan, United Kingdom, United States	2010	–	738.0	–
Credit Guarantee Investment Facility[d]	ADB, Brunei Darussalam, Cambodia, People’s Republic of China, Indonesia, Japan, Republic of Korea, Lao People’s Democratic Republic, Malaysia, Myanmar, Philippines, Singapore, Thailand, Viet Nam	2010	–	1,158.0	NA
Urban Climate Change Resilience Trust Fund under the Urban Financing Partnership Facility	The Rockefeller Foundation, Switzerland, United Kingdom, United States	2013	–	115.3	–

continued on next page
72	ANNUAL REPORT 2024

Appendix 7B continued

Fund Name	Partner(s)	Year of Establishment	Contributions for 2024[a]	Cumulative Contribution as of 31 December 2024[b]	Committed for 2024[c]
Regional Malaria and Other Communicable Disease Threats Trust Fund under the Health Financing Partnership Facility	Australia, Canada, United Kingdom	2013	–	35.8	–
Asia Pacific Project Preparation Facility	Australia, Canada, Japan, Republic of Korea	2014	11.0	74.3	19.8
Domestic Resource Mobilization Trust Fund	International Cooperation and Development Fund, Japan	2017	1.8	13.7	1.5
High-Level Technology Fund	Japan	2017	6.9	99.0	10.9
Asia–Pacific Climate Finance Fund	Germany	2017	–	33.3	8.2
Cities Development Initiative for Asia Trust Fund under the Urban Financing Partnership Facility	Austria, Germany, Spain, Switzerland	2017	–	14.4	–
ADB Ventures Investment Fund 1 under the ADB Ventures Financing Partnership Facility	Climate Investment Fund, Finland, Republic of Korea, Korea Venture Investment Corporation, Nordic Development Fund	2020	–	59.7	7.4
Climate Action Catalyst Fundd	Sweden	2021	–	27.2	NA
Community Resilience Partnership Program Trust Fund under the Community Resilience Financing Partnership Facility	France, Nordic Development Fund, United Kingdom	2021	–	64.0	7.7
Climate Innovation and Development Fund	Bloomberg Family Foundation Inc., Goldman Sachs Charitable Gift Fund	2022	–	25.0	0.3
Energy Transition Mechanism Partnership Trust Fund under the Clean Energy Financing Partnership Facility	Germany, Japan, New Zealand	2022	–	81.5	1.5
Water Resilience Trust Fund under the Water Financing Partnership Facility	Netherlands	2023	–	20.0	5.0
Urban Resilience Trust Fund under the Urban Financing Partnership Facility	United Kingdom	2023	–	84.9	16.0
Ocean Resilience and Coastal Adaptation Trust Fund	Nordic Development Fund, United Kingdom	2023	–	12.7	2.5
Nonsovereign Revolving Trust Fund	Australia, Republic of Korea, Switzerland, United States	2023	6.5	12.4	5.9
ADB Ventures Investment Fund 2 under the ADB Ventures Financing Partnership Facility	Climate Investment Fund	2024	11.5	11.5	–
Innovative Finance Facility for Climate in Asia and the Pacific Grant Trust Fund	Japan	2024	25.0	25.0	–
Central Asia Regional Economic Cooperation Climate and Sustainability Project Preparatory Fund	People’s Republic of China, Republic of Korea	2024	3.0	3.0	–
Special Funds[j]
Japan Special Fund	Japan	1988	–	1,124.7	7.8
ADB Institute	Australia, People’s Republic of China, Indonesia, Japan, Republic of Korea, Malaysia	1996	10.6	361.3	NA
Regional Cooperation and Infrastructure Fund	ADB, Japan	2007	–	99.6	1.3
Asia Pacific Disaster Response Fund	ADB, Japan	2009	15.0	167.7	4.8
Financial Sector Development Partnership Special Fund	ADB, Luxembourg	2013	–	29.6	4.3
– = nil, ADB = Asian Development Bank, ASEAN = Association of Southeast Asian Nations, GEAPP = Global Energy Alliance for People and Planet LLC, NA = not applicable, OPEC = Organization of the Petroleum Exporting Countries.
a	Consists of additional and new commitments made during the year.
b	Entries are net of cancellation of commitments, if any, and revalued at reporting date, as applicable.
c	Comprises the amount of trust fund cofinancing in the form of loans, equities, grants, and technical assistance signed in 2024.
d	ADB is the trustee for the fund; the fund does not finance ADB’s loans, grants, or technical assistance activities.
e	Includes transfer of contributions to and from various trust funds.
f	The 2024 contribution from Japan is part of the original commitment.
g	Represents the maximum possible contribution of Japan to the fund.
h	ADB is limited in its ability to disclose the fund balances of the Leading Asia’s Private Infrastructure Fund and the Leading Asia’s Private Infrastructure Fund 2.
i
ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but since 2022 has supported the Afghan people through a special arrangement with the United Nations to address basic human needs, including critical food support, and health and education services.

j
Special funds (except the Japan Special Fund) get contributions from ADB through transfers from ordinary capital resources. The list of special funds excludes Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), and the Climate Change Fund. Contributions to the ADF are presented in Appendix 6. Contributions to the TASF are made through direct and voluntary contributions from members and through allocations from the ADF replenishments. No external partners contribute to the Climate Change Fund.

APPENDIXES	73

Appendix 8A: Organizational Structure
(as of 31 December 2024)

BOARD OF GOVERNORS
BOARD OF DIRECTORS
INDEPENDENT EVALUATION DEPARTMENT[a]
Emmanuel Jimenez, Director General
OFFICE OF THE COMPLIANCE REVIEW PANEL[b]
Ramanie Kunanayagam, Chair
ASIAN DEVELOPMENT BANK INSTITUTE
Tetsushi Sonobe, Dean
PRESIDENT
Masatsugu Asakawa
STRATEGY, POLICY, AND PARTNERSHIPS DEPARTMENT
Xinning Jia, Director General
OFFICE OF THE GENERAL COUNSEL
Thomas Clark, General Counsel
OFFICE OF ANTICORRUPTION AND INTEGRITY
John Versantvoort, Head
OFFICE OF THE AUDITOR GENERAL
Yuko Keicho, Auditor General
ECONOMIC RESEARCH AND DEVELOPMENT IMPACT DEPARTMENT
Albert F. Park, Chief Economist and Director General
DEPARTMENT OF COMMUNICATIONS AND KNOWLEDGE MANAGEMENT
Bernard Woods, Principal Director
OFFICE OF THE OMBUDSPERSON
Wayne Blair, Ombudsperson
OFFICE OF PROFESSIONAL ETHICS AND CONDUCT
Asghar Ali Syed, Officer-in-Charge
OFFICE OF THE SPECIAL PROJECT FACILITATOR
Imrana Jalal, Special Project Facilitator
TRANSFORMATION OFFICE
Bobur Alimov, Head
VICE-PRESIDENT
(South Asia, Central and West Asia)
Yingming Yang
CENTRAL AND WEST ASIA DEPARTMENT
Yevgeniy Zhukov, Director General
SOUTH ASIA DEPARTMENT
Takeo Konishi, Director General
VICE-PRESIDENT
(East Asia, Southeast Asia, the Pacific)
Scott Morris
EAST ASIA DEPARTMENT
Muhammad Ehsan Khan, Director General
PACIFIC DEPARTMENT
Leah Gutierrez, Director General
SOUTHEAST ASIA DEPARTMENT
Winfried F. Wicklein, Director General
VICE-PRESIDENT
(Market Solutions)
Bhargav Dasgupta
OFFICE OF MARKETS DEVELOPMENT AND PUBLIC–PRIVATE PARTNERSHIP
F. Cleo Kawawaki, Head
PRIVATE SECTOR OPERATIONS DEPARTMENT
Suzanne Gaboury, Director General
VICE-PRESIDENT
(Sectors and Themes)
Fatima Yasmin
CLIMATE CHANGE AND SUSTAINABLE DEVELOPMENT DEPARTMENT
Bruno Carrasco, Director General
SECTORS GROUP
Ramesh Subramaniam,
Director General and Group Chief
VICE-PRESIDENT
(Finance and Risk Management)
Roberta Casali
CONTROLLER'S DEPARTMENT
Helen Hall, Controller
OFFICE OF RISK MANAGEMENT
Stephen O'Leary, Head
TREASURY DEPARTMENT
Tobias Hoschka, Treasurer
VICE-PRESIDENT
(Administration and Corporate Management)
Bruce Gosper
BUDGET, PEOPLE, AND MANAGEMENT SYSTEMS DEPARTMENT
Munenari Nomura, Director General
CORPORATE SERVICES DEPARTMENT
Lakshmi Menon, Director General
INFORMATION TECHNOLOGY DEPARTMENT
Stephanie Hung, Director General
OFFICE OF THE SECRETARY
Asel Djusupbekova, The Secretary
PROCUREMENT, PORTFOLIO, AND FINANCIAL MANAGEMENT DEPARTMENT
Aman Trana, Director General
OFFICE OF SAFEGUARDS
Nianshan Zhang, Head

a	The Independent Evaluation Department reports to the Board of Directors through the Development Effectiveness Committee.
b	The Compliance Review Panel reports to the Board of Directors.

74	ANNUAL REPORT 2024	APPENDIXES	75

Appendix 8B: Sectors and Themes
(as of 31 December 2024)

76	ANNUAL REPORT 2024

Appendix 9: Corporate Reports
A.	Key Corporate Overview Reports
•	ADB Sustainability Reports
•	Development Effectiveness Reports: Private Sector Operations
•	Development Effectiveness Review
B.	Treasury, Finance, and Risk Management
•	ADB Information Statement
C.	Operations
1.	Overview of ADB Operations
•	ADB Projects and Tenders: Project Data Sheets for Loans, Grants, and Technical Assistance
•	Statement of ADB Operations Series
2.	Portfolio Reports
•	Annual Reports on Portfolio Performance
•	Quarterly Portfolio Updates
3.	Country Operations
•	ADB Member Fact Sheets
•	Annual Reports on the Country Performance Assessment Exercise
4.	Partnership Reports
•	ADB Cooperation with Civil Society Annual Reports
•	ADB–Japan Scholarship Program Annual Reports
•	Annual Partnership Reports
•	ASEAN Catalytic Green Finance Facility Annual Reports
•	Clean Energy Financing Partnership Facility Progress Reports
•	Community Resilience Partnership Program Trust Fund Annual Report, 2023
•	Financial Sector Development Partnership Special Fund and Financial Sector Development Partnership Fund Annual Reports
•	Gender and Development Cooperation Fund Progress Reports
•	Japan Fund for Prosperous and Resilient Asia and the Pacific Progress Reports
•	People’s Republic of China Poverty Reduction and Regional Cooperation Fund Annual Reports
•	Republic of Korea e-Asia and Knowledge Partnership Fund Annual Reports
•	Urban Financing Partnership Facility Annual Reports
•	Water Financing Partnership Facility Progress Reports
D.	Planning and Budget
•	Budget of the Asian Development Bank Series
•	Work Program and Budget Framework Series
E.	Accountability
•	ADB Accountability Mechanism Annual Reports

F.	Audit
•	Annual Reports of the Audit and Risk Committee of the Board
G.	Independent Evaluation
•	Annual Evaluation Reviews
•	ADB Plan for Operational Priority 5: Promoting Rural Development and Food Security, 2019–2024
•	ADB’s Technical Assistance Operations, 2014–2023
•	Evaluation of ADB Support for the South Asia Subregional Economic Cooperation Program, 2011–2023
•	Private Sector Operations Strategic Approach and Results, 2019–2024
•	Topical Paper: ADB Support for Action on Climate Change, 2021–2023
•	Topical Paper: ADB Support for the Transition from Crisis Response to Long-Term Development
•	Topical Paper: Evidence and Gap Map on Global Value Chain Interventions: Are ADB Projects Aligned with the Evidence?
•	Validation of Country Partnership Strategy Final Reviews
•	Work Program: Independent Evaluation Department
H.	Key Economic and Financial Research
•	Asia Bond Monitor Series
•	Asian Development Outlook Series
•	Asian Development Review Series
•	Asian Economic Integration Reports
•	Basic Statistics Series
•	Economics Working Papers
•	Key Indicators for Asia and the Pacific Series
I.	ADB Institute
•	ADBI Policy Briefs
•	ADBI Three-Year Rolling Work Program and Budget
•	ADBI Working Papers
J.	Other Reports
•	ADB Sovereign Default and Loss Rates
•	Annual Procurement Reports
•	Callable Capital of the Asian Development Bank
•	Fragile and Conflict-Affected Situations and Small Island Developing States Approach Annual Reports
•	Office of Anticorruption and Integrity Annual Reports
•	Office of Professional Ethics and Conduct Annual Reports
•	Office of the Ombudsperson Annual Reports

APPENDIXES	77

Appendix 10: Operational Data and Organizational Information
(as of 31 December 2024)

The tables and other information listed below are available for download in PDF and XLS format from
https://www.adb.org/documents/adb-annual-report-2024.

Operational Data	Projects Involving Sovereign Cofinancing, 2024
Total Operations, by Sector and by Region, 2024	Projects Involving Sovereign Grant Cofinancing, 2024
Sovereign Commitments, 2024	Overall Procurement of Goods, Works, and Consulting Services, 2024: Loans, Grants, and Technical Assistance Operations Combined, by Origin of Goods and Services
Nonsovereign Commitments, 2024
Commitments by Modality, 2023–2024	Overall Procurement of Goods, Works, and Consulting Services, 2024: Loans, Grants, and Technical Assistance Operations Combined, by ADB Member
Sovereign and Nonsovereign Commitments, 2023–2024
Sector Distribution (Sovereign and Nonsovereign Commitments including Cofinancing), 2023–2024
Cumulative Contracts Awarded by Origin of Goods and Services as of 31 December 2024: Loans, Grants, and Technical Assistance Operations
Nonsovereign Commitments by Year, 2009–2024
Nonsovereign Commitments by Country, 2009–2024	Cumulative Contracts Awarded by ADB Members as of 31 December 2024: Loans, Grants, and Technical Assistance Operations
Top Recipients by Commitment including Cofinancing, 2024
Top Recipients by Commitment excluding Cofinancing, 2024	Asian Development Fund-Contributed Resources
Nonsovereign Commitments by Top Countries, 2023–2024	Japan Special Fund—Regular and Supplementary Contributions: Statement of Activities and Change in Net Assets, 1988–2024
Projects Involving Commercial Cofinancing, 2024
Technical Assistance Commitments, 2024	Japan Special Fund—Asian Currency Crisis Support Facility: Statement of Activities and Change in Net Assets, 1999–2024
Technical Assistance Grant Commitments
Amount of Loans and Grants Made Effective, Contracts Awarded, and Disbursements	Organizational Information
Resolutions of the Board of Governors Adopted in 2024
Number of Projects Under Administration, At Risk, Completed, and Project Completion Reports/Extended Annual Review Reports/Project Performance Evaluation Reports Circulated
Selected Policy, Strategy, and Financial Papers Discussed by the Board in 2024
Net Transfer of Resources (Ordinary Capital Resources, Concessional OCR, and Grants from the Asian Development Fund and Other Special Funds), 2023–2024	Board of Governors
Board of Directors and Voting Groups
Committees of the Board of Directors
Evaluation Results for Sovereign Operations by Member Country, Cumulative by Evaluation Year, 2014–2024
ADB Institute Advisory Council, 2024–2026
Evaluation Results for Sovereign Operations by Sector, Cumulative by Evaluation Year, 2014–2024	Summary of Internal Administrative Expenses—2024 and Budget for 2025
Evaluation Results for Nonsovereign Operations by Member Country, Cumulative by Evaluation Year, 2014–2024	Remuneration of the Board of Directors and ADB Management
Management and Staff Representation of ADB Members
Evaluation Results for Nonsovereign Operations by Sector, Cumulative by Evaluation Year, 2014–2024	Number of Assigned Positions in Field Offices
Cofinancing Arrangements, 2023–2024 ($ million)	Growth in Field Offices and Assigned Staff Positions, 2015–2024
Cofinancing Arrangements, 2023–2024 (Number of Projects)

78	ANNUAL REPORT 2024

Financial statements incorporated by reference. Management’s Discussion and Analysis and the Annual Financial Statements of the Asian Development Bank shall be deemed to be incorporated in and to form part of this Annual Report.
The Financial Report, organizational information, and operational data are available at https://www.adb.org/documents/adb-annual-report-2024 and via the QR code on this page.

ACKNOWLEDGMENTS
Board of Directors’ Working Group on the Annual Report 2024: Keiko Takahashi (Chair), Nim Dorji, Moushumi Khan, Llewellyn Roberts, Matthew Sullivan, Maja Sverdrup, and Shu Zhan
Annual Report 2024 Secretariat: John Jeong (Office of the President); Roqueña Domingo and Jake Padua (Office of the Secretary); Claus Astrup, Vanessa Dimaano, and Maria Christina Dueñas (Strategy, Policy, and Partnerships Department); Giovanni Verlini and Duncan McLeod (Department of Communications and Knowledge Management).

Publisher Bernard Woods • Managing Editor Duncan McLeod • Project Manager Luke Dunstan • Associate Project Manager Socorro Narvasa.
Copyediting Paul Dent and Steven Lunt • Proofreading Ma. Theresa Arago, Maria Guia De Guzman, Joy Quitazol • Art Direction Anthony Victoria • Design and Information Graphics Cleone Baradas • Typesetting Edith Creus, Prince Nicdao.

The Board of Directors’ Working Group on the Annual Report 2024 would like to thank all ADB departments and offices for their significant contributions to this report.

Every effort has been made to ensure the accuracy of the data used in this publication. Variations in data in ADB publications often result from different publication dates, although differences may also come from the source and interpretation of data. ADB accepts no responsibility from any consequence of their use. By making any designation of or reference to a particular territory or geographic area in this document, ADB does not intend to make any judgments as to the legal or other status of any territory or area.
In this publication, “$” refers to United States dollars, unless otherwise stated. ADB recognizes “China” as the People’s Republic of China and “Korea” as the Republic of Korea.

© 2025 Asian Development Bank

ISBN 978-92-9277-243-7 (print); 978-92-9277-244-4 (PDF); 978-92-9277-245-1 (ebook)
Publication Stock No. FLS250100
DOI: http://dx.doi.org/10.22617/FLS250100

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Cover photo: Beneficiaries of ADB projects in (left to right) Cambodia, Solomon Islands, Georgia, the People’s Republic of China, and Bhutan.

MASATO KANDA
ADB President

About the Asian Development Bank

ADB is a leading multilateral development bank supporting sustainable, inclusive, and resilient growth across Asia and the Pacific. Working with its members and partners to solve complex challenges together, ADB harnesses innovative financial tools and strategic partnerships to transform lives, build quality infrastructure, and safeguard our planet. Founded in 1966, ADB is owned by 69 members—49 from the region.